    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 23, 1994

                                                       REGISTRATION NO. 33-

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------

                                 MERISEL, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                                 95-4172359
   (STATE OR OTHER JURISDICTION OF                  (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)                 IDENTIFICATION NO.)

                           200 CONTINENTAL BOULEVARD
                          EL SEGUNDO, CALIFORNIA 90245
                                 (310) 615-3080
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
             AREA CODE OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                                 JAMES L. BRILL
      SENIOR VICE PRESIDENT-FINANCE, CHIEF FINANCIAL OFFICER AND SECRETARY
                                 MERISEL, INC.
                           200 CONTINENTAL BOULEVARD
                          EL SEGUNDO, CALIFORNIA 90245
                                 (310) 615-3080
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

                                   COPIES TO:

      CYNTHIA M. DUNNETT, ESQ.                    ROGER MELTZER, ESQ.
         RIORDAN & MCKINZIE                     CAHILL GORDON & REINDEL
       300 SOUTH GRAND AVENUE                        80 PINE STREET
    LOS ANGELES, CALIFORNIA 90071               NEW YORK, NEW YORK 10005

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being offered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                           PROPOSED
                                                PROPOSED   MAXIMUM
            TITLE OF                  AMOUNT    MAXIMUM   AGGREGATE    AMOUNT OF
        SECURITIES TO BE              TO BE     OFFERING   OFFERING   REGISTRATION
           REGISTERED               REGISTERED  PRICE(1)   PRICE(1)       FEE
- ----------------------------------------------------------------------------------
  % Senior Notes Due 2004.......   $150,000,000   100%   $150,000,000   $51,724

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) Estimated pursuant to Rule 457(a) solely for the purposes of calculating the registration fee.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION
                  PRELIMINARY PROSPECTUS DATED AUGUST 23, 1994

                                  $150,000,000

                               [LOGO OF MERISEL]

                            % SENIOR NOTES DUE 2004

                                  ----------

  Merisel, Inc. (the "Company") is offering $150,000,000 aggregate principal
amount of    % Senior Notes Due 2004 (the "Notes")(the "Offering"). Interest on
the Notes is payable semi-annually on      and       of each year, commencing
     , 1994, at the rate of     % per annum. The Notes will mature on      ,
2004 and are redeemable, in whole or in part, at the option of the Company, on
or after      , 1999, at the redemption prices set forth herein plus accrued interest to the redemption date. Upon an Equity Offering (as defined in "Description of Notes--Certain Definitions") up to 35% of the originally issued
aggregate principal amount of Notes may, until      , 1997, be redeemed at the
option of the Company at a redemption price of 110% of the principal amount thereof plus accrued interest to the redemption date. See "Description of Notes--Redemption."

  In the event of a Change of Control (as defined in "Description of Notes-- Certain Definitions"), the Company is obligated to make an offer to purchase all of the Notes then outstanding at a redemption price of 101% of the principal amount thereof plus accrued interest. In addition, the Company is obligated upon certain sales or other dispositions of assets to make offers to purchase the Notes at a redemption price of 100% of the principal amount thereof plus accrued interest with the net cash proceeds of such sales or other dispositions of assets. See "Description of Notes--Change of Control" and "-- Certain Covenants."

  The Notes will be senior unsecured obligations of the Company ranking pari passu in right of payment with all other unsubordinated indebtedness of the Company and senior to all subordinated indebtedness of the Company. The Company is a holding company with limited assets of its own and conducts substantially all of its business through subsidiaries. The Notes will be effectively subordinated to all liabilities of the Company's subsidiaries, including trade payables. As of June 30, 1994, after giving pro forma effect to the sale of the Notes, there would have been an aggregate of approximately $606.8 million of indebtedness and trade payables of subsidiaries of the Company to which holders of the Notes would have been effectively subordinated in right of payment.

  SEE "CERTAIN INVESTMENT CONSIDERATIONS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE NOTES.

                                  ----------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE   COMMISSION  OR  ANY   STATE  SECURITIES  COMMISSION,  NOR HAS   THE
  COMMISSION OR  ANY STATE SECURITIES  COMMISSION PASSED UPON THE  ACCURACY OR
   ADEQUACY  OF THIS  PROSPECTUS. ANY  REPRESENTATION TO THE  CONTRARY IS  A
    CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                              PRICE TO  UNDERWRITING PROCEEDS TO
                                              PUBLIC(1) DISCOUNT(2)  COMPANY(3)
- --------------------------------------------------------------------------------
Per Note.....................................   100%           %           %
- --------------------------------------------------------------------------------
Total........................................  $           $           $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from the date of original issuance.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $      .

                                  ----------

  The Notes are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to certain other conditions. It is expected that delivery of the Notes will be made in New
York, New York on or about        , 1994.

                                  ----------
                           CITICORP SECURITIES, INC.

                                  ----------

                  The date of this Prospectus is        , 1994

                      DOCUMENTS INCORPORATED BY REFERENCE

  The following documents filed by the Company with the Commission are incorporated herein by reference: (a) the Annual Report of the Company on Form 10-K for the year ended December 31, 1993, as amended; (b) the Current Report of the Company on Form 8-K dated January 31, 1994, as filed with the Commission on February 14, 1994, and as amended on March 24, 1994; (c) the Quarterly Report of the Company on Form 10-Q for the quarter ended March 31, 1994; (d) the Current Report of the Company on Form 8-K dated June 7, 1994 as filed with the Commission on June 17, 1994; and (e) the Quarterly Report of the Company on Form 10-Q for the quarter ended June 30, 1994.

  All documents subsequently filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), prior to the termination of this Offering shall be deemed to be incorporated by reference in this Prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents which have been incorporated by reference herein as set forth in this section, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference herein). Requests for such copies should be directed to: Mr. James L. Brill, Senior Vice President-Finance, Chief Financial Officer and Secretary, Merisel, Inc., 200 Continental Boulevard, El Segundo, California 90245, telephone number (310) 615-3080.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  THE NOTES HAVE NOT BEEN AND WILL NOT BE QUALIFIED FOR SALE UNDER THE SECURITIES LAWS OF CANADA OR ANY PROVINCE OR TERRITORY OF CANADA. THE NOTES ARE NOT BEING OFFERED FOR SALE AND MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN CANADA, OR TO ANY RESIDENT THEREOF, IN VIOLATION OF THE SECURITIES LAWS OF CANADA OR ANY PROVINCE OR TERRITORY OF CANADA.

  THIS DOCUMENT MAY NOT BE PASSED ON IN THE UNITED KINGDOM TO ANY PERSON UNLESS THAT PERSON IS OF A KIND DESCRIBED IN ARTICLE 9(3) OF THE FINANCIAL SERVICES ACT 1986 (INVESTMENT ADVERTISEMENTS) (EXEMPTIONS) ORDER 1988 OR IS A PERSON TO WHOM THIS DOCUMENT MAY OTHERWISE LAWFULLY BE ISSUED OR PASSED ON.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial data appearing elsewhere, or incorporated by reference, in this Prospectus. As used herein, except as the context otherwise requires, the terms "Company" and "Merisel" refer to Merisel, Inc., a Delaware corporation, and its subsidiaries.

                                  THE COMPANY

OVERVIEW

  Merisel is the largest worldwide publicly-held wholesale distributor of microcomputer hardware and software products. Through its full-line, channel-specialized distribution business, Merisel combines the comprehensive product selection and operational efficiency of a full-line distributor with the customer support of a specialty distributor offering dedicated sales organizations to each of its customer groups. On January 31, 1994, the Company completed the acquisition (the "ComputerLand Acquisition") of certain assets of the United States franchise and aggregator business of Vanstar Corporation (formerly ComputerLand Corporation) (the "ComputerLand Business"). The ComputerLand Business is a leading aggregator, or master reseller, of computer systems and related products from major microcomputer manufacturers, including Apple, Compaq, Hewlett-Packard and IBM, to a network of approximately 750 independently-owned computer product resellers in the United States. With the acquisition of the ComputerLand Business, the Company has become the industry's first "Master Distributor," combining the strengths of a full-line, channel-specialized distributor with those of a master reseller. As a Master Distributor, the Company believes it is well positioned to offer a wider selection of microcomputer products to more categories of customers than any of its competitors.

  At June 30, 1994, Merisel stocked over 25,000 products from more than 900 of the microcomputer hardware and software industry's leading manufacturers including Apple, AST, Borland, Colorado Memory Systems, Compaq, Creative Labs, Digital Equipment Corporation, Epson, Hayes, Hewlett-Packard, IBM, Intel, Lotus, Microsoft, NEC, Novell, Okidata, Sun Microsystems, Symantec, Texas Instruments, 3Com, Toshiba, WordPerfect and Wyse. Merisel sells products to over 65,000 computer resellers worldwide, including value-added resellers, large retail chains and franchisees, computer superstores, mass merchants, Macintosh and UNIX resellers, system integrators and original equipment manufacturers. In order to effectively service its large and diverse international customer base, the Company currently maintains 20 distribution centers that serve North America, Europe, Latin America, Australia and other international markets. The breadth of the Company's product line, together with its international distribution network, enable the Company to provide its customers with a single source of supply and prompt delivery of product. For the six months ended June 30, 1994, the Company's net sales by geographic region were generated as follows: United States, 67.5%; Canada, 11%; Europe, 15.5%; and other international markets, 6%.

  Merisel's net sales have increased from $1.6 billion in 1991 to $3.1 billion in 1993, reflecting substantial growth in both domestic and international sales as the worldwide market for computer products has expanded and as manufacturers increasingly have turned to wholesale distributors for distribution of their products. The Company's operating income has grown from $38.3 million in 1991 to $71.4 million in 1993. For the six months ended June 30, 1994, which includes five months of operations of the ComputerLand Business, net sales were $2.4 billion, and operating income was $35.4 million compared to $1.4 billion and $30.8 million, respectively, for the six months ended June 30, 1993.

BUSINESS STRATEGY

  Merisel has achieved its leading position by pursuing a strategy of offering the industry's leading products and services to its customers at competitive prices, providing cost-effective customer service through efficient operations, expanding the Company's international business and targeting its various customer groups using dedicated sales forces and marketing programs.

  Providing Leading Products and Services. The Company's objective is to offer the broadest range of leading product brands in each of the product categories it carries. By stocking the leading brands, the Company generates sales of both those and other product brands, as reseller customers often prefer to deal with a single source for many of their product needs. The Company continuously evaluates new products, the demand for its current products as well as its overall product mix and seeks to develop distribution relationships with suppliers of products that enhance the Company's product offerings. The Company believes that the size of its reseller customer base, its international distribution capability and both the breadth and quality of its marketing support programs give it a competitive advantage over smaller, regional distributors in developing supplier relationships.

  As a result of the ComputerLand Acquisition, the Company, through the ComputerLand Business, is now able to offer to the ComputerLand Business' franchisees and affiliates a broad range of microcomputer systems and other products from Apple, Compaq, Hewlett-Packard and IBM. Although the Company distributes certain products of these leading manufacturers through its wholesale distribution arrangements, neither the Company nor its direct wholesale distribution competitors have been authorized to sell these manufacturers' key microcomputer systems in the United States, except on a limited basis. Instead, these manufacturers historically have distributed their products directly to resellers and through aggregators such as ComputerLand Corporation.

  The Company believes that an opportunity exists to generate additional, higher-margin revenues by offering fee-based services and information to manufacturers and resellers. In 1993, the Company formed the Channel Services Group to provide a variety of these services, including telemarketing, merchandising and electronic software services.

  Pursuing Operational Excellence. The Company believes that high levels of customer service and operating efficiency, or "operational excellence," are important factors in achieving and maintaining success in the highly competitive microcomputer products distribution industry. The Company measures operational excellence by such standards as "ease of doing business," accuracy and efficiency in delivering products and expediting the delivery of services and information. Merisel maintains sufficient inventory levels in the United States to consistently ship in excess of 95% of all units ordered on the day of receipt. Merisel constantly strives to improve its operational processes. In furtherance of this strategy, the Company is in the process of upgrading and improving its computer operating systems as well as its warehouse management systems. In addition, the Company is reorganizing its European operations, adding new management personnel and centralizing certain functions to achieve economies of scale. Merisel will seek to continue to refine the operational systems at its foreign sales offices and distribution centers in order to increase the uniformity and efficiency of the Company's worldwide operations. These changes are intended to enhance the Company's ability to offer faster, more efficient and accurate service to its customers.

  Expanding Internationally. Merisel believes that it generates one of the largest volumes of international sales of any U.S.-based distributor, is the largest wholesale distributor of computer products in Canada, and is a leading distributor in Europe, Mexico, Australia and Latin America. The Company believes that many international markets will offer growth and profit opportunities, due to the underdeveloped and fragmented nature of the microcomputer distribution industry in these markets. Merisel believes it is well positioned to capitalize on the opportunities presented in a number of these markets because of the current scope of its international operations and its ability to offer a broader range of products and specialized services than many of its competitors. The Company's strategy is to expand its international operations through internal growth and the possible acquisition of existing distributors or the establishment of new operations in other countries.

  Targeting Customer Groups. Merisel serves a variety of different reseller channels, which have diverse product, financing and support needs. Merisel was the first full-line distributor in the industry to offer its various customer groups a channel-dedicated sales force as well as customized product offerings, financing programs and marketing and technical support programs, all of which are tailored to address the differing needs of these customer groups. The Company intends to continue to monitor the markets it serves to identify customer opportunities and develop sales and marketing programs that serve these groups more effectively. In furtherance of this strategy, on January 31, 1994, the Company completed the ComputerLand Acquisition.

COMPUTERLAND ACQUISITION

  On January 31, 1994, the Company, through a wholly-owned subsidiary, Merisel FAB, Inc. ("Merisel FAB") (Franchisor and Aggregator Business), completed the acquisition of the ComputerLand Business from Vanstar Corporation (formerly ComputerLand Corporation) ("Vanstar"). Merisel paid approximately $80 million in cash at the closing of the ComputerLand Acquisition for the acquired assets. In addition, Merisel has agreed to make an additional payment in 1996 of up to $30 million, the amount of which will be determined based upon the growth in the ComputerLand Business and the Company's sales of products of designated manufacturers to specified customers over the two-year period ending January 31, 1996. In connection with the ComputerLand Acquisition, Merisel entered into an agreement with Vanstar(the "Services Agreement") pursuant to which Vanstar has agreed to provide significant distribution and other support services to the ComputerLand Business for a contractually agreed-upon fee for up to a two-year period following the ComputerLand Acquisition. See "Business--ComputerLand Acquisition." Under the Services Agreement, Merisel has also been granted $20 million in extended credit terms on its product purchases from Vanstar (the "Vanstar Payable"). On a pro forma basis for the year ended December 31, 1993, the ComputerLand Acquisition would have increased net sales by $1.1 billion, gross profit by $54.7 million and operating income by $13.3 million.

  The Company's common stock is traded on the Nasdaq National Market under the trading symbol MSEL. The principal executive office of the Company is located at 200 Continental Boulevard, El Segundo, California 90245, and its main telephone number is (310) 615-3080.

                                  THE OFFERING

 Securities Offered..........  $150 million aggregate principal amount of     %
                               Senior Notes Due 2004.

 Interest Payments...........  Interest will accrue from the date of issuance and will be payable semi-annually on each
                                        and            , commencing
                                          , 1994.

 Maturity Date...............             , 2004.

 Optional Redemption.........  The Notes are redeemable, in whole or in part, at the option of the Company, on or after
                                           , 1999, at the redemption prices set
                               forth herein plus accrued interest.
                               Additionally, prior to          , 1997, the
                               Company may, at its option, redeem up to 35% of
                               the originally issued aggregate principal amount
                               of Notes at 110% of the principal amount thereof
                               plus accrued interest to the redemption date
                               with the proceeds of an Equity Offering (as
                               defined).

 Change of Control...........  In the event of a Change of Control (as defined), the Company is obligated to make an
                               offer to purchase all the Notes then outstanding
                               at a redemption price of 101% of the principal
                               amount thereof plus accrued interest to the
                               redemption date.

 Asset Sale Proceeds.........  The Company is obligated in certain circumstances to make offers to purchase the
                               Notes at a redemption price of 100% of the
                               principal amount thereof plus accrued interest
                               to the redemption date with the net cash
                               proceeds of certain sales or other dispositions
                               of assets.

 Ranking.....................  The Notes will represent general unsecured senior obligations of the Company. The Company
                               is a holding company with limited assets of its
                               own and conducts substantially all of its
                               business through subsidiaries. The Notes will be
                               effectively subordinated to all liabilities of
                               the Company's subsidiaries, including
                               indebtedness and trade payables. See "Certain
                               Investment Considerations--Holding Company
                               Structure."

 Certain Covenants...........  The Indenture relating to the Notes will contain certain covenants that, among other things,
                               limit the type and amount of additional
                               indebtedness that may be incurred by the Company
                               or any of its subsidiaries and impose
                               limitations on investments, loans, advances,
                               sales or transfers of assets, the making of
                               dividends and other payments, the creation of
                               liens, sale-leaseback transactions, certain
                               transactions with affiliates and certain
                               mergers.

                       CERTAIN INVESTMENT CONSIDERATIONS

  Prospective investors should carefully consider the information presented in this Prospectus, particularly the matters set forth under the caption "Certain Investment Considerations."

                                USE OF PROCEEDS

  The Company will use the net proceeds of the Offering to repay in full the $65 million in bank financing used to fund the ComputerLand Acquisition (the "Acquisition Loan") and to repay approximately $80.6 million of indebtedness under a $150 million revolving credit facility of Merisel Americas, Inc. ("Merisel Americas") and Merisel Europe, Inc. ("Merisel Europe"), wholly-owned subsidiaries of the Company (the "Revolving Credit Facility"). The resulting increased capacity under the Revolving Credit Facility will be available for general corporate purposes.

          SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

  The summary historical and pro forma consolidated financial data set forth below are derived from the Company's Consolidated Financial Statements. This information should be read in conjunction with the Consolidated Financial Statements and Notes thereto and with "Selected Consolidated Financial Data," "Unaudited Pro Forma Condensed Combined Statements of Income" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                     FISCAL YEAR ENDED DECEMBER 31,                     SIX MONTHS ENDED JUNE 30,
                         ------------------------------------------------------------ --------------------------------
                                                                         PRO FORMA(1)                     PRO FORMA(1)
                          1989     1990      1991      1992      1993        1993       1993      1994        1994
                         ------  --------  --------  --------  --------  ------------ --------  --------  ------------
                                            (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net sales............... $629.4  $1,192.4  $1,585.4  $2,238.7  $3,085.9    $4,157.2   $1,405.9  $2,365.1    $2,466.9
Cost of sales...........  563.0   1,073.5   1,427.4   2,036.3   2,827.3     3,843.9    1,287.3   2,201.0     2,298.7
                         ------  --------  --------  --------  --------    --------   --------  --------    --------
Gross profit............   66.4     118.9     158.0     202.4     258.6       313.3      118.6     164.1       168.2
Selling, general and
 administrative
 expenses...............   45.6     102.4     119.7     150.9     187.2       228.6       87.8     128.7       132.0
                         ------  --------  --------  --------  --------    --------   --------  --------    --------
Operating income........   20.8      16.5      38.3      51.5      71.4        84.7       30.8      35.4        36.2
Interest expense........    3.5      13.7      16.0      15.7      17.8        30.2        8.9      12.6        16.2
Other (income) expense..    0.6      (0.8)      0.8       1.3       2.7         3.2        0.6       4.9         4.7
                         ------  --------  --------  --------  --------    --------   --------  --------    --------
Income before taxes.....   16.7       3.6      21.5      34.5      50.9        51.3       21.3      17.9        15.3
Taxes...................    6.5       3.0      10.7      14.8      20.5        20.6        8.9       6.6         5.6
                         ------  --------  --------  --------  --------    --------   --------  --------    --------
Net income.............. $ 10.2  $    0.6  $   10.8  $   19.7  $   30.4    $   30.7   $   12.4  $   11.3    $    9.7
                         ======  ========  ========  ========  ========    ========   ========  ========    ========
Net income per share.... $ 0.81  $   0.03  $   0.43  $   0.67  $   1.00    $   1.01   $   0.41  $   0.37    $   0.32
                         ======  ========  ========  ========  ========    ========   ========  ========    ========
BALANCE SHEET DATA:
Working capital......... $ 89.5  $  213.0  $   92.5  $  294.6  $  359.8    $  346.0   $  336.9  $  262.1    $  343.7
Total assets............  215.8     431.7     508.6     667.3     936.3     1,024.7      715.9   1,042.3     1,045.7
Total debt..............   55.6     160.6     164.6     179.1     259.4       327.9      231.0     285.0       288.5
Stockholders' equity....   48.6     114.3     125.5     198.9     223.9       223.9      208.4     238.5       238.5


OTHER DATA:
EBITDA(2)............... $ 22.0  $   23.1  $   45.9  $   59.4  $   79.1    $   95.7   $   35.2  $   38.0    $   39.1
Depreciation and
 amortization...........    1.9       5.8       8.4       9.2      10.5        14.2        5.0       7.5         7.6
Capital expenditures....    4.6       9.0       5.9      10.0      24.6        24.8        9.9      14.6        14.6
Ratio of earnings to
 fixed charges(3).......   4.69x     1.22x     2.14x     2.78x     3.25x       2.45x      2.90x     2.14x       1.79x
Ratio of EBITDA to
 interest expense.......   6.35      1.68      2.87      3.77      4.44        3.17       3.95      3.03        2.41
Ratio of total debt to
 EBITDA.................   2.53      6.95      3.59      3.02      3.28        3.43        N/A       N/A         N/A

- --------
(1) The pro forma adjustments give effect to (i) the sale of the Notes, (ii) the repayment of the Acquisition Loan, (iii) the repayment of approximately $80.6 million of revolving credit indebtedness and (iv) the acquisition of the ComputerLand Business, as if each had occurred on the first day of the periods presented. See footnote 1 at "Capitalization" and "Unaudited Pro Forma Condensed Combined Statements of Income."
(2) EBITDA represents net income before interest, income taxes, depreciation and amortization. EBITDA is not intended to represent and should not be considered an alternative to, or more meaningful than, net income, cash flow or any other measure of performance in accordance with generally accepted accounting principles. EBITDA is included here because the Company understands that such information is used by certain investors as one measure of an issuer's historical ability to service debt.
(3) For purposes of computing this ratio, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest expense, amortization of financing costs and the portion of rental expense estimated to be interest expense.

                       CERTAIN INVESTMENT CONSIDERATIONS

  Prospective purchasers should carefully consider the following in connection with an investment in the Notes.

LEVERAGE

  As of June 30, 1994, the Company's consolidated total debt was $285 million. At such date, the Company's consolidated total assets were $1.04 billion, and its stockholders' equity was $238 million. On an as adjusted basis, after giving effect to the sale of the Notes and the application of the net proceeds therefrom, the Company on June 30, 1994 would have had consolidated total debt of $289 million and stockholders' equity of $238 million. See "Capitalization."

  The ability of the Company to make cash payments with respect to the Notes will be dependent upon its future performance, which, in turn, will be subject to general economic conditions and to financial, business and other factors, including factors beyond its control. The Company anticipates that cash flow, as well as borrowings under the Revolving Credit Facility will be sufficient to meet its and its subsidiaries' operating expenses and to service its and its subsidiaries' debt requirements as they become due. There can be no assurance, however, that this will be the case. As a result of this Offering, the Company may be more leveraged than certain of its competitors, which may adversely impact the Company's ability to respond to competitive pressures in the highly competitive microcomputer products distribution industry. See "Business-- Competition."

  If the Company and its subsidiaries are unable to comply with the terms of their debt agreements or fail to generate sufficient cash flow from operations in the future, they may be required to refinance all or a portion of their existing debt or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained, particularly in view of the Company's high levels of consolidated debt, and the debt incurrence restrictions under its debt agreements. In addition, if obtained, there can be no assurance that any such refinancing or financing would be on terms and conditions favorable to the Company. If no such refinancing or additional financing were available, the Company could be forced to default on its debt obligations and, as an ultimate remedy, seek protection under the federal bankruptcy laws. A portion of the consolidated debt of the Company bears interest at a floating rate; therefore, the financial results of the Company are and will continue to be affected by changes in prevailing interest rates.

HOLDING COMPANY STRUCTURE

  The Company currently conducts its operations through its subsidiaries. Substantially all of the assets of the Company are owned by its subsidiaries. As a holding company, the Company is dependent on dividends or other intercompany transfers of funds from its subsidiaries to meet its debt service and other obligations. Dividends, loans, advances and repayments of intercompany loans from certain subsidiaries of the Company are restricted by various debt agreements. See "Certain Indebtedness and Financing Arrangements."

  The Company's rights and the rights of its creditors, including holders of Notes, to participate in the assets of any subsidiary of the Company upon such subsidiary's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, including trade creditors. As of June 30, 1994, after giving pro forma effect to the sale of the Notes, there would have been an aggregate of approximately $606.8 million of indebtedness and trade payables of subsidiaries of the Company to which holders of the Notes would have been effectively subordinated in right of payment. The Indenture limits, but does not prohibit, the incurrence of additional indebtedness by the Company's subsidiaries.

DECLINING MARGINS

  While the Company continued to experience increases in net sales and operating income for the six months ended June 30, 1994, due to competitive pricing pressures worldwide and the effect of the ComputerLand Acquisition, gross margins continued to decrease. Selling, general and administrative expenses as a percentage of sales also decreased during this period; however, this decrease was more than offset by the decrease in gross margins and, as a result, operating income as a percentage of sales decreased. The Company anticipates that it will continue to experience downward pressure on gross margins due to industry price competition and the ComputerLand Acquisition. To the extent gross margins continue to decline and the Company is not successful in reducing selling, general and administrative expenses as a percentage of sales in an amount at least equal to such decline, the Company will continue to experience a decline in its operating margins.

ABSENCE OF PUBLIC MARKET FOR THE NOTES

  The Notes comprise a new issue of securities for which there is currently no public market. If the Notes are traded after their initial issuance, they may trade at a discount from their initial public offering price, depending on prevailing interest rates, the market for similar securities, the performance of the Company and other factors. The Company does not intend to apply for listing of the Notes on any securities exchange. Citicorp Securities, Inc. ("Citicorp") has informed the Company that it currently intends to make a market in the Notes. However, Citicorp is not obligated to do so and any such market-making may be discontinued at any time without notice. Therefore, no assurance can be given as to whether an active trading market will develop or be maintained for the Notes. See "Underwriting."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Notes offered hereby are estimated to be $145.6 million. The Company will use the net proceeds from the sale of the Notes to repay the $65 million Acquisition Loan incurred to finance the purchase of the ComputerLand Business and to repay approximately $80.6 million of bank indebtedness expected to be outstanding under the Revolving Credit Facility on the issue date of the Notes. The resulting increased capacity will be available for general corporate purposes.

  The Acquisition Loan and the Revolving Credit Facility mature on January 31, 1995 and May 31, 1997, respectively. At July 31, 1994, the weighted average interest rate on such outstanding borrowings was 7.63% and 5.84%, respectively. See "Certain Indebtedness and Financing Arrangements."

                                 CAPITALIZATION

  The following table sets forth the capitalization of the Company as of June 30, 1994, and as adjusted to give effect to the sale of the Notes offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                             JUNE 30, 1994
                                                           ------------------
                                                                        AS
                                                            ACTUAL   ADJUSTED
                                                           --------  --------
                                                            (IN THOUSANDS)
Short-term debt and current maturities of long-term debt:
 Subsidiary lines of credit..............................  $ 29,631  $ 17,431(1)
 Acquisition Loan........................................    65,000       --
Long-term debt:
 Revolving Credit Facility...............................    68,400       -- (1)
 8.58% Merisel Americas Senior Notes due 1997............   100,000   100,000
 11.28% Merisel Americas Subordinated Notes due 2000.....    22,000    22,000
   % Senior Notes Due 2004...............................       --    150,000
                                                           --------  --------
  Total Debt.............................................   285,031   289,431
                                                           --------  --------
Stockholders' equity:
 Preferred stock, $.01 par value; 1,000,000 shares
  authorized; none issued or outstanding.................       --        --
 Common stock, $.01 par value; 50,000,000 shares
  authorized; 29,681,200 outstanding at June 30, 1994....       297       297
 Additional paid-in capital..............................   141,143   141,143
 Retained earnings.......................................   102,826   102,826
 Cumulative translation adjustment.......................    (5,811)   (5,811)
                                                           --------  --------
  Total stockholders' equity.............................   238,455   238,455
                                                           --------  --------
    Total capitalization.................................  $523,486  $527,886
                                                           ========  ========

- --------
(1) At August 1, 1994, approximately $104.1 million was outstanding under the Revolving Credit Facility. Approximately $80.6 million of net proceeds from the sale of the Notes will be used to repay a portion of amounts outstanding under the Revolving Credit Facility. As only $68.4 million of indebtedness was outstanding under the Revolving Credit Facility at June 30, 1994, the capitalization table reflects the repayment of $68.4 million of indebtedness under the Revolving Credit Facility and $12.2 million of indebtedness under subsidiary lines of credit.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data set forth below are derived from the Company's Consolidated Financial Statements. This information should be read in conjunction with the Consolidated Financial Statements and Notes thereto and with "Unaudited Pro Forma Condensed Combined Statements of Income" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                     FISCAL YEAR ENDED DECEMBER 31,                     SIX MONTHS ENDED JUNE 30,
                         ------------------------------------------------------------ --------------------------------
                                                                         PRO FORMA(1)                     PRO FORMA(1)
                          1989     1990      1991      1992      1993        1993       1993      1994        1994
                         ------  --------  --------  --------  --------  ------------ --------  --------  ------------
                                            (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Net sales............... $629.4  $1,192.4  $1,585.4  $2,238.7  $3,085.9    $4,157.2   $1,405.9  $2,365.1    $2,466.9
Cost of sales...........  563.0   1,073.5   1,427.4   2,036.3   2,827.3     3,843.9    1,287.3   2,201.0     2,298.7
                         ------  --------  --------  --------  --------    --------   --------  --------    --------
Gross profit............   66.4     118.9     158.0     202.4     258.6       313.3      118.6     164.1       168.2
Selling, general and
 administrative
 expenses...............   45.6     102.4     119.7     150.9     187.2       228.6       87.8     128.7       132.0
                         ------  --------  --------  --------  --------    --------   --------  --------    --------
Operating income........   20.8      16.5      38.3      51.5      71.4        84.7       30.8      35.4        36.2
Interest expense........    3.5      13.7      16.0      15.7      17.8        30.2        8.9      12.6        16.2
Other (income) expense..    0.6      (0.8)      0.8       1.3       2.7         3.2        0.6       4.9         4.7
                         ------  --------  --------  --------  --------    --------   --------  --------    --------
Income before taxes.....   16.7       3.6      21.5      34.5      50.9        51.3       21.3      17.9        15.3
Taxes...................    6.5       3.0      10.7      14.8      20.5        20.6        8.9       6.6         5.6
                         ------  --------  --------  --------  --------    --------   --------  --------    --------
Net income.............. $ 10.2  $    0.6  $   10.8  $   19.7  $   30.4    $   30.7   $   12.4  $   11.3    $    9.7
                         ======  ========  ========  ========  ========    ========   ========  ========    ========
Net income per share.... $ 0.81  $   0.03  $   0.43  $   0.67  $   1.00    $   1.01   $   0.41  $   0.37    $   0.32
                         ======  ========  ========  ========  ========    ========   ========  ========    ========
BALANCE SHEET DATA:
Working capital......... $ 89.5  $  213.0  $   92.5  $  294.6  $  359.8    $  346.0   $  336.9  $  262.1    $  343.7
Total assets............  215.8     431.7     508.6     667.3     936.3     1,024.7      715.9   1,042.3     1,045.7
Total debt..............   55.6     160.6     164.6     179.1     259.4       327.9      231.0     285.0       288.5
Stockholders' equity....   48.6     114.3     125.5     198.9     223.9       223.9      208.4     238.5       238.5


OTHER DATA:
EBITDA(2)............... $ 22.0  $   23.1  $   45.9  $   59.4  $   79.1    $   95.7   $   35.2  $   38.0    $   39.1
Depreciation and
 amortization...........    1.9       5.8       8.4       9.2      10.5        14.2        5.0       7.5         7.6
Capital expenditures....    4.6       9.0       5.9      10.0      24.6        24.8        9.9      14.6        14.6
Ratio of earnings to
 fixed charges(3).......   4.69x     1.22x     2.14x     2.78x     3.25x       2.45x      2.90x     2.14x       1.79x
Ratio of EBITDA to
 interest expense.......   6.35      1.68      2.87      3.77      4.44        3.17       3.95      3.03        2.41
Ratio of total debt to
 EBITDA.................   2.53      6.95      3.59      3.02      3.28        3.43        N/A       N/A         N/A

- -------
(1) The pro forma adjustments give effect to (i) the sale of the Notes, (ii) the repayment of the Acquisition Loan, (iii) the repayment of approximately $80.6 million of revolving credit indebtedness and (iv) the acquisition of the ComputerLand Business, as if each had occurred on the first day of the periods presented. See footnote 1 at "Capitalization" and "Unaudited Pro Forma Condensed Combined Statements of Income."
(2) EBITDA represents net income before interest, income taxes, depreciation and amortization. EBITDA is not intended to represent and should not be considered an alternative to, or more meaningful than, net income, cash flow or any other measure of performance in accordance with generally accepted accounting principles. EBITDA is included here because the Company understands that such information is used by certain investors as one measure of an issuer's historical ability to service debt.
(3) For purposes of computing this ratio, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest expense, amortization of financing costs and the portion of rental expense estimated to be interest expense.

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME

  The following unaudited pro forma condensed combined statements of income give effect to the ComputerLand Acquisition and the issuance of the Notes as contemplated by this Offering as if each had occurred on the first day of the periods presented. The ComputerLand Acquisition was accounted for under the purchase method. See "The Company--ComputerLand Acquisition."

  The unaudited pro forma condensed combined statement of income for the year ended December 31, 1993 has been prepared based upon the historical consolidated financial statements of Merisel for the year ended December 31, 1993 and the statement of revenues and operating expenses of the ComputerLand Business for the year ended September 30, 1993. The unaudited pro forma condensed combined statement of income for the six months ended June 30, 1994 combines the historical consolidated financial statements of Merisel for the six month period ended June 30, 1994 and the statement of revenues and operating expenses of the ComputerLand Business for the one month period ended January 31, 1994. The results of operations for the ComputerLand Business were consolidated with those of Merisel subsequent to the ComputerLand Acquisition on January 31, 1994. The unaudited pro forma condensed combined statements of income may not be indicative of the results that would have occurred if the ComputerLand Acquisition and the sale of the Notes had been consummated on the indicated dates, or of the operating results that may be achieved in the future.

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME

                                      FISCAL YEAR ENDED DECEMBER 31, 1993
                         -------------------------------------------------------------
                               HISTORICAL                      PRO FORMA
                         ----------------------- -------------------------------------
                                    COMPUTERLAND  COMPUTERLAND
                          MERISEL     BUSINESS    ACQUISITION   ISSUANCE OF
                          12/31/93    9/30/93    ADJUSTMENTS(2)  NOTES(3)    COMBINED
                         ---------- ------------ -------------- ----------- ----------
                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales............... $3,085,851  $1,071,306                             $4,157,157
Cost of sales...........  2,827,315   1,016,584                              3,843,899
                         ----------  ----------                             ----------
Gross profit............    258,536      54,722                                313,258
Selling, general and
 administrative
 expenses...............    187,152      38,135     $  3,320                   228,607
                         ----------  ----------     --------                ----------
Operating income........     71,384  $   16,587       (3,320)                   84,651
                                     ==========     --------
Interest expense........     17,810                    6,431      $ 5,938       30,179
Other expense...........      2,722                      950         (510)       3,162
                         ----------                 --------      -------   ----------
Income before income
 taxes..................     50,852                  (10,701)      (5,428)      51,310
Provision for income
 taxes..................     20,413                    2,354       (2,171)      20,596
                         ----------                 --------      -------   ----------
Net income.............. $   30,439                 $(13,055)     $(3,257)  $   30,714
                         ==========                 ========      =======   ==========
Net income per share.... $     1.00                                         $     1.01
                         ==========                                         ==========
Weighted average number
 of common shares
 outstanding............     30,454                                             30,454
                         ==========                                         ==========

                                        SIX MONTHS ENDED JUNE 30, 1994
                         -------------------------------------------------------------
                               HISTORICAL                      PRO FORMA
                         ----------------------- -------------------------------------
                                    COMPUTERLAND  COMPUTERLAND
                          MERISEL     BUSINESS    ACQUISITION   ISSUANCE OF
                          6/30/94     1/31/94    ADJUSTMENTS(2)  NOTES(3)    COMBINED
                         ---------- ------------ -------------- ----------- ----------
                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales............... $2,365,120   $101,732                              $2,466,852
Cost of sales...........  2,201,050     97,600                               2,298,650
                         ----------   --------                              ----------
Gross profit............    164,070      4,132                                 168,202
Selling, general and
 administrative
 expenses...............    128,656      3,076       $ 276                     132,008
                         ----------   --------       -----                  ----------
Operating income........     35,414   $  1,056        (276)                     36,194
                                      ========
Interest expense........     12,559                    536        $ 3,091       16,186
Other expense...........      4,913                     79           (255)       4,737
                         ----------                  -----        -------   ----------
Income before income
 taxes..................     17,942                   (891)        (2,836)      15,271
Provision for income
 taxes..................      6,628                     66         (1,134)       5,560
                         ----------                  -----        -------   ----------
Net income.............. $   11,314                  $(957)       $(1,702)  $    9,711
                         ==========                  =====        =======   ==========
Net income per share.... $     0.37                                         $     0.32
                         ==========                                         ==========
Weighted average number
 of common shares
 outstanding............     30,764                                             30,764
                         ==========                                         ==========

 See accompanying notes to unaudited pro forma condensed combined statements of income.

    NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME

1. GENERAL

  The foregoing unaudited pro forma condensed combined statements of income il-lustrate the effect of the acquisition by the Company, through Merisel FAB, of the ComputerLand Business from Vanstar pursuant to an Asset Purchase Agreement dated January 31, 1994 among ComputerLand, Merisel FAB and the Company, as well as the issuance of $150 million principal amount of Notes as contemplated by this Offering. The unaudited pro forma condensed combined statements of income for the year ended December 31, 1993 and the six months ended June 30, 1994 il-lustrate the potential impact on the historical results of operations of Merisel, assuming that the ComputerLand Acquisition and the issuance of the Notes occurred as of the first day of the periods presented. It is also assumed that the net proceeds from the issuance of the Notes were used to repay the $65 million Acquisition Loan, to repay bank indebtedness outstanding under the Re-volving Credit Facility and to repay borrowings outstanding under subsidiaries lines of credit. See "The Company--ComputerLand Acquisition," "Capitalization," "Selected Consolidated Financial Data" and "Management's Discussion and Analy-sis of Financial Condition and Results of Operations."

  Prior to its acquisition, the ComputerLand Business was not an incorporated entity, and separate historical financial statements were not prepared; accordingly, no such financial statements are readily available. The historical income statement information included herein was obtained from the ComputerLand Business' statement of revenues and operating expenses for the year ended September 30, 1993 and the one month ended January 31, 1994. Such statements present the revenues, direct expenses and general and administrative expenses allocated from Vanstar to the ComputerLand Business. Selling, general and administrative expenses include allocated expenses of $27,340,000 for the year ended September 30, 1993 and $2,035,000 for the one month ended January 31, 1994, representing costs of the distribution centers and general corporate overhead, including expenses for corporate functions and administrative personnel. The expenses have been allocated to the ComputerLand Business based upon such factors as the ratio of the ComputerLand Business' shipments to the total shipments by Vanstar and Vanstar management's estimate of the time spent by shared employees of Vanstar on work related to the ComputerLand Business. Interest income, interest expense and income taxes were not allocated.

  The statement of revenues and operating expenses, which includes Vanstar's allocated expenses, may not necessarily reflect the results of operations that would have been obtained had the ComputerLand Business been operated as a separate, stand-alone entity for the period presented and may not be indicative of future revenues and operating expenses of Merisel FAB.

2. ADJUSTMENTS RELATED TO THE COMPUTERLAND ACQUISITION

  The initial purchase price for the ComputerLand Acquisition consisted of $80.2 million in cash and $2 million in direct expenses. Under the purchase method of accounting, an allocation of the purchase price to the Merisel FAB assets and liabilities is required to reflect fair values. An allocation of the purchase price has not yet been performed; however, the following sets forth certain preliminary allocations:

                                                                    IN THOUSANDS
                                                                    ------------
      Property and equipment......................................    $   200
      Intangible assets--consisting of the purchase price over the
       net assets acquired .......................................     82,000
                                                                      -------
            Total.................................................    $82,200
                                                                      =======

The historical interest expense calculated below has been computed using current market interest rates.

  Adjustments for the fiscal year ended December 31, 1993 are as follows:

                                                                   IN THOUSANDS
                                                                   ------------
   a)  Selling, general and administrative expenses
       Amortization of the excess of purchase price over net
        assets ($82 million/25 years)...........................      $3,280
       Depreciation of property and equipment ($200,000/5
        years)..................................................          40
                                                                      ------
           Total ...............................................      $3,320
                                                                      ======
   b)  Interest expense
       Interest expense on the Acquisition Loan ($65 million at
        expected average rate of 8.125%)........................      $5,281
       Interest expense on Vanstar Payable ($20 million at prime
        less 2%, computed at an expected average rate of 5.75%).       1,150
                                                                      ------
           Total................................................      $6,431
                                                                      ======
       Note: A fluctuation of 0.125% in the interest rate would
       result in a $106,000 change in interest expense.

   c)  Other expense
       Amortization of financing fees associated with the
        Acquisition Loan........................................      $  950
                                                                      ======
   d)  Provision for income taxes
       Income taxes have been adjusted to reflect an estimated
        marginal income tax rate of 40%, net of pro forma
        adjustments applied to income of the ComputerLand
        Business.

  Adjustments for the six months ended June 30, 1994 are as follows:

                                                                   IN THOUSANDS
                                                                   ------------
   a)  Selling, general and administrative expenses
       Amortization of the excess of purchase price over net
        assets for one month ($82 million/25
        years/12 months)........................................      $  273
       Depreciation of property and equipment for one month
        ($200,000/5 years/12 months)............................           3
                                                                      ------
           Total................................................      $  276
                                                                      ======
   b)  Interest expense
       Interest expense for one month on the Acquisition Loan
        ($65 million at an expected average rate of 8.125%).....      $  440
       Interest expense for one month on Vanstar Payable ($20
        million at prime less 2%, computed at an expected
        average rate of 5.75%)..................................          96
                                                                      ------
           Total................................................      $  536
                                                                      ======
       Note: A fluctuation of 0.125% in the interest rate would
       result in a $53,000 change in interest expense.

   c)  Other expense
       Amortization of financing fees associated with the
        Acquisition Loan for one month ($950,000/12 months).....      $   79
                                                                      ======
   d)  Provision for income taxes
       Income taxes have been adjusted to reflect an estimated
        marginal income tax
        rate of 40%, net of pro forma adjustments applied to
        income of the ComputerLand Business.

3. ADJUSTMENTS RELATED TO THE ISSUANCE OF $150 MILLION PRINCIPAL AMOUNT OF
   NOTES
  The historical interest expense calculated below has been computed using current market interest rates.

  Adjustments for the fiscal year ended December 31, 1993 are as follows:

                                                                   IN THOUSANDS
                                                                   ------------
   a)  Interest expense
       Interest expense incurred on the issuance of the Notes
        ($150 million at an expected rate of 11%)...............     $16,500
       Interest expense reduction for the repayment of the
        Acquisition Loan ($65 million at an expected average
        rate of 8.125%).........................................      (5,281)
       Interest expense reduction for the repayment of debt
        outstanding under the Revolving Credit Facility
        ($61.1 million at an estimated weighted average
        rate of 6.25%)..........................................      (3,819)
       Interest expense reduction for the repayment of a portion
        of the average debt outstanding under the subsidiaries'
        lines of credit ($19.5 million at an estimated weighted
        average rate of 7.5%)...................................      (1,462)
                                                                     -------
           Total................................................     $ 5,938
                                                                     =======
    Note: A fluctuation of 0.125% in the interest rate on the
    Notes would result in a $188,000 change in interest
    expense.

   b)  Other expense
       Amortization of fees and expenses incurred on the
        issuance of the Notes ($4.4 million/10 years)...........     $   440
       Reduction in amortization of fees associated with the
        Acquisition Loan ($950,000).............................        (950)
                                                                     -------
           Total................................................     $  (510)
                                                                     =======
   c)  Provisions for income taxes
       Income taxes have been adjusted to reflect an estimated
        marginal income tax rate of 40% of the net pro forma
        adjustment for the sale of the Notes.

  Adjustments for the six months ended June 30, 1994 are as follows:

                                                                   IN THOUSANDS
                                                                   ------------
   a)  Interest expense
       Interest expense incurred on the issuance of the Notes
        ($150 million at an expected rate of 11%)...............     $ 8,250
       Interest expense reduction for the repayment of the
        Acquisition Loan ($65 million at an estimated average
        rate of 8.125%).........................................      (2,640)
       Interest expense reduction for the repayment of a portion
        of the debt outstanding under the Revolving Credit
        Facility ($80.6 million at an estimated weighted average
        rate of 6.25%)..........................................      (2,519)
                                                                     -------
           Total................................................     $ 3,091
                                                                     =======
    Note: A fluctuation of 0.125% in the interest rate on the
    Notes would result in a $94,000 change in interest
    expense.

   b)  Other expense
       Amortization of fees and expenses incurred on the
        issuance of the Notes
        ($4.4 million/10 years) X 6 months......................     $   220
       Reduction in amortization of fees associated with the
        Acquisition Loan ($950,000) X 6 months..................        (475)
                                                                     -------
           Total................................................     $  (255)
                                                                     =======
   c)  Provisions for income taxes
       Income taxes have been adjusted to reflect an estimated
        marginal income tax rate of 40% of the net pro forma
        adjustment for the sale of the Notes.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Selected Consolidated Financial Data" and "Unaudited Pro Forma Condensed Combined Statements of Income" included elsewhere in this Prospectus.

OVERVIEW

  The Company was founded in 1980 and has grown both through internal growth and through acquisitions of other computer products distributors. By 1989, the Company had achieved annual revenues of $629.4 million, principally through internal expansion. In April 1990, the Company acquired Microamerica, Inc. ("Microamerica"), another worldwide distributor of microcomputer products, with net sales of approximately $526 million for the year ended December 31, 1989. In the years following the Microamerica acquisition, the Company's revenues increased from $1.6 billion in 1991 to $2.2 billion in 1992 and to $3.1 billion in 1993, reflecting substantial growth in both domestic and international sales as the worldwide market for computer products expanded and manufacturers increasingly turned to wholesale distributors for distribution of their products. The Company's net income as a percentage of sales, or net margin, improved over this period, largely as a result of management's success in reducing selling, general and administrative expenses and interest expense, expressed as a percentage of sales, to more than offset lower gross margins.

  On January 31, 1994, the Company completed the acquisition of certain assets of the ComputerLand Business from Vanstar. See "Business--ComputerLand Business." On a pro forma basis for the year ended December 31, 1993, the ComputerLand Acquisition would have increased net sales by $1.1 billion, gross profit by $54.7 million and operating income by $13.3 million. See "-- Acquisition of ComputerLand Business" and "Unaudited Pro Forma Condensed Combined Statements of Income."

  The Company anticipates that it will continue to experience downward pressure on gross margins due to industry price competition. In addition, the Company's recently acquired ComputerLand Business generates lower gross margins than the Company's existing wholesale distribution business. The ComputerLand Business, however, has lower selling, general and administrative expenses as a percentage of sales and requires a significantly lower investment in working capital than the Company's existing wholesale distribution business. See "--Acquisition of ComputerLand Business." Although Merisel expects that it will be able to continue to reduce selling, general and administrative expenses as a percentage of sales, through (among other things) the implementation of new computer operating systems and warehouse management systems that will enable the Company to utilize its existing assets more productively, no assurance can be given as to whether such reductions will, in fact, occur or as to the actual amount of any such reductions. See "Business--Operations and Distribution." To the extent gross margins continue to decline and the Company is not successful in reducing selling, general and administrative expenses as a percentage of sales, the Company will experience a negative impact on its operating income.

RESULTS OF OPERATIONS

  For the periods indicated, the following table sets forth selected items from the Company's Consolidated Statements of Income, expressed as a percentage of net sales:

                                                PERCENTAGE OF NET SALES
                                             ---------------------------------
                                                                  SIX MONTHS
                                             FISCAL YEAR ENDED    ENDED JUNE
                                               DECEMBER 31,           30,
                                             -------------------  ------------
                                             1991   1992   1993   1993   1994
                                             -----  -----  -----  -----  -----
      Net sales............................. 100.0% 100.0% 100.0% 100.0% 100.0%
      Cost of sales.........................  90.0   91.0   91.6   91.6   93.1
                                             -----  -----  -----  -----  -----
      Gross profit..........................  10.0    9.0    8.4    8.4    6.9
      Selling, general and administrative
       expenses.............................   7.5    6.7    6.1    6.2    5.4
                                             -----  -----  -----  -----  -----
      Operating income......................   2.5    2.3    2.3    2.2    1.5
      Interest expense......................   1.0    0.7    0.6    0.6    0.5
      Other expense.........................   0.1    0.1    0.1    0.1    0.2
                                             -----  -----  -----  -----  -----
      Income before income taxes............   1.4    1.5    1.6    1.5    0.8
      Provision for income taxes............   0.7    0.6    0.6    0.6    0.3
                                             -----  -----  -----  -----  -----
      Net income............................   0.7%   0.9%   1.0%   0.9%   0.5%
                                             =====  =====  =====  =====  =====

 Six Months Ended June 30, 1994 Compared to Six Months Ended June 30, 1993

  Net sales increased 68.2% from $1,405.9 million in 1993 to $2,365.1 million in 1994. The increase in net sales was due to the impact of the ComputerLand Acquisition, as well as an increase in the number of vendors and products the Company is authorized to sell in various geographic markets. The Company also increased its market share of certain vendor products in various geographic markets. Net sales for Merisel FAB were $472.5 million or 20% of consolidated net sales for the six months ended June 30, 1994.

  Geographically, the Company's net sales for the six months ended June 30, 1994 were generated as follows: United States, $1,595.8 million, or 67.5%; Canada, $259.4 million, or 11%; Europe, $366.4 million, or 15.5%; and other international markets, $143.5 million, or 6%. From 1993 to 1994, these geographic regions experienced sales growth rates as follows: United States, 82.9% (28.7% excluding Merisel FAB); Canada, 45.3%; Europe, 44.4%; and other international markets, 38.2%.

  In the United States, including Merisel FAB, hardware and accessories accounted for 74% of net sales, and software accounted for 26% of net sales in 1994, as compared to 56% and 44%, respectively, in 1993. The increase in hardware sales is due to the fact that the Company has obtained additional rights to distribute hardware products throughout the world from various vendors and to the fact that Merisel FAB's revenues are predominantly hardware-related.

  Gross profit increased 38.4% from $118.6 million in 1993 to $164.1 million in 1994. Gross profit as a percentage of sales, or gross margin, decreased from 8.4% in 1993 to 6.9% in 1994. The decrease in gross margin is principally attributable to competitive pressures on pricing worldwide and the effect of the ComputerLand Acquisition. Merisel FAB has lower gross margins than those of the Company's wholesale distribution business. Merisel FAB's operating expenses as a percentage of sales, however, are generally lower than the Company's wholesale distribution business, which helps offset the lower gross margins. The Company anticipates that it will continue to experience downward pressure on gross margin due to industry price competition.

  Selling, general and administrative expenses ("SG&A") increased 46.6% from $87.8 million in 1993 to $128.7 million in 1994. SG&A decreased as a percentage of net sales from 6.2% in 1993 to 5.4% in 1994.

The absolute dollar increase in SG&A is primarily due to costs associated with the Company's 68.2% increase in net sales. The decrease in SG&A as a percentage of sales is due to Merisel FAB's lower operating expenses as a percentage of sales compared to that of Merisel's wholesale distribution business.

  Operating income increased 15.1% from $30.8 million in 1993 to $35.4 million in 1994. Operating income as a percentage of net sales was 2.2% in 1993 and 1.5% in 1994. Operating income for the Company's U.S. distribution business declined as a result of lower margins and higher operating expenses. In addition, the Company's European operations continued to experience net operating losses as a result of continued competitive pressure on margins as well as an increase in operating costs in Europe as a result of the Company's implementation of its long term strategy to centralize and integrate its European operations.

  Interest expense increased 40.9% from $8.9 million in 1993 to $12.6 million in 1994, but decreased from 0.6% to 0.5% as a percentage of net sales in 1993 compared to 1994. The increase in interest expense is primarily attributable to the Company's higher average borrowings in 1994, which reflected the need to finance the ComputerLand Acquisition and to finance higher levels of working capital to support increased sales.

  Other expenses increased from $0.6 million in 1993 to $4.9 million in 1994, primarily due to fees of $2.7 million incurred in connection with accounts receivable securitizations, a write-off of costs of $0.5 million incurred in connection with the Company's withdrawal of its common stock offering in May 1994 and an increase in foreign currency transaction losses of $0.6 million experienced by the Company's Mexican subsidiary.

  The Company's provision for income taxes decreased 25.1% from $8.9 million in 1993 to $6.6 million in 1994, reflecting the Company's decreased income before income taxes. The Company's effective tax rate declined from 41.6% in 1993 to 36.9% in 1994. The lower effective tax rate reflects the increased utilization of tax loss carry forwards by certain of the Company's foreign subsidiaries in 1994.

  Net income decreased 9% from $12.4 million in 1993 to $11.3 million in 1994. Net income per share decreased from $0.41 in 1993 to $0.37 in 1994. The Company's weighted average number of shares increased from 30,308,000 shares in 1993 to 30,764,000 shares in 1994.

 Year Ended December 31, 1993 Compared to Year Ended December 31, 1992

  The Company's net sales increased 37.8% to $3.1 billion in 1993 from $2.2 billion in 1992, reflecting significant growth in both domestic and international sales. The Company believes this increase is due principally to the establishment of new relationships with manufacturers in various markets around the world, the introduction of new products by existing manufacturers, increased customer demand for computer products and increased use of wholesale distribution by manufacturers in their distribution channels. The Company's 1992 fiscal year included 53 weeks due to the timing of the fiscal year end, while the 1993 fiscal year contained 52 weeks. See Note 1 of Notes to Consolidated Financial Statements.

  Geographically, the Company's 1993 net sales were generated as follows:
United States, $1.95 billion, or 63%; Canada, $395 million, or 13%; Europe, $532 million, or 17%; and other international markets,$207 million, or 7%. From 1992 to 1993, these geographic regions experienced sales growth rates of 32.3%, 30.7%, 64.1% and 51.4%, respectively. The Company's higher sales growth rate in Europe resulted in part from the addition of new manufacturer relationships in various European markets. In the United States, the Company's sales increase was due in part to new product offerings from computer systems and other hardware manufacturers. In the United States, hardware and accessories accounted for 60.5% of net sales, and software accounted for 39.5% of net sales in 1993, as compared to 55.9% and 44.1%, respectively, in 1992. For additional information on the Company's operating results by geographic region, see Note 10 of Notes to Consolidated Financial Statements.

  Gross profit increased 27.7% to $258.5 million in 1993 from $202.4 million in 1992, reflecting the higher 1993 net sales. Gross margin declined to 8.4% in 1993 from 9.0% in 1992, principally as a result of continuing competitive pricing pressures worldwide.

  SG&A expenses increased 24.0% to $187.2 million in 1993 from $150.9 million in 1992, primarily as a result of increased expenses associated with the Company's 37.8% increase in net sales. SG&A expenses as a percentage of sales declined to 6.1% in 1993 from 6.7% in 1992, reflecting economies of scale resulting from higher sales volumes as well as improved operating efficiencies. The Company's number of full-time equivalent employees increased from 1,939 at December 31, 1992 to 2,502 at December 31, 1993.

  Operating income increased 38.6% to $71.4 million in 1993 from $51.5 million in 1992, despite small operating losses at the Company's Swiss, Austrian and French operations. Operating income as a percentage of sales was 2.3% in both 1993 and 1992, as the decline in gross margin of 0.6% in 1993 was offset by a corresponding decline in SG&A expenses as a percentage of sales.

  Interest expense increased 13.1% to $17.8 million in 1993 from $15.7 million in 1992, but declined as a percentage of sales to 0.6% in 1993 from 0.7% in 1992. The increase in interest expense reflects higher average borrowings, principally to finance the Company's higher sales levels, offset in part by lower average interest rates in 1993.

  Other expense increased to $2.7 million in 1993 from $1.3 million in 1992, but other expenses as a percentage of sales remained at 0.1% in both 1992 and 1993. Other expenses in 1993 included the fees paid by the Company in connection with the sale of an interest in its trade accounts receivables pursuant to an accounts receivable securitization program instituted in the third quarter of 1993. See "--Liquidity and Capital Resources." The Company intends to continue this program in future periods, and other expense is therefore anticipated to increase as additional fees are incurred.

  Provision for income taxes increased 37.8% to $20.4 million in 1993, reflecting the Company's 47.5% increase in income before income taxes. The Company's effective tax rate decreased to 40.1% in 1993 from 43.0% in 1992, primarily as a result of a $1.7 million income tax benefit related to the restructuring of the Company's Swiss operations in 1993. In addition, net losses of certain of the Company's subsidiaries that derive no tax benefit from such losses under local tax laws decreased in 1993.

  Net income increased 54.8% to $30.4 million in 1993 from $19.7 million in 1992, while net income per share increased to $1.00 from $0.67. The Company's weighted average number of shares outstanding increased from 29,274,000 shares in 1992 to 30,454,000 shares in 1993, reflecting the issuance of 4,600,000 shares in a public offering of the Company's Common Stock in March 1992 and the exercise of employee stock options.

 Year Ended December 31, 1992 Compared to Year Ended December 31, 1991

  Net sales increased 41.2% to $2.2 billion in 1992 from $1.6 billion in 1991. The Company believes that this increase in net sales was due primarily to an increase in market share, customer demand, sales of new products from existing manufacturers and the establishment of new relationships with manufacturers and customers. In addition, the Company's 1992 fiscal year included 53 weeks due to the timing of the fiscal year end. See Note 1 of Notes to Consolidated Financial Statements.

  Hardware and accessories sales accounted for 56.6% of United States net sales in 1992, with software sales accounting for the remaining 43.4%. In 1991, hardware and accessories sales accounted for 57.6% of United States net sales, with software sales accounting for the remaining 42.4%.

  Geographically, the Company's 1992 net sales were generated as follows:
United States, $1.5 billion, or 66%; Canada, $303 million, or 14%; Europe, $324 million, or 14%; and other international markets,$137 million, or 6%. The increase in net sales achieved by the European operations was primarily the result of sales growth by the Company's United Kingdom and German subsidiaries. This increase was offset in part by lower than expected sales levels in Switzerland and France. For additional information on the Company's operating results by geographic region, see Note 10 of Notes to Consolidated Financial Statements.

  Gross profit increased 28.2% to $202.4 million in 1992 from $158.0 million in 1991, reflecting the increase in net sales in 1992. Gross margin decreased to 9.0% in 1992 from 10.0% in 1991, reflecting continued competitive pressures on pricing.

  SG&A expenses increased 26.1% to $150.9 million in 1992 from $119.7 million in 1991, but declined as a percentage of net sales to 6.7% in 1992 from 7.5% in 1991. The absolute dollar increase in SG&A expenses was primarily due to costs associated with the Company's 41.2% increase in net sales. The decrease in SG&A expenses as a percentage of net sales was the result of economies of scale resulting from higher sales volume as well as improved operating efficiencies. The Company's number of full-time equivalent employees increased to 1,939 at December 31, 1992 from 1,450 at December 31, 1991.

  Operating income increased 34.6% to $51.5 million in 1992 from $38.3 million in 1991, despite continuing operating losses in the Company's Swiss and Austrian subsidiaries and an operating loss at the Company's French subsidiary. Operating income as a percent of sales decreased to 2.3% in 1992 from 2.5% in 1991. The 0.2% decrease in operating income as a percent of net sales reflects the fact that the decrease in gross margin of 1.0% more than offset the decrease in SG&A expenses as a percentage of net sales of 0.8%.

  Interest expense decreased 1.4% to $15.7 million in 1992 from $16.0 million in 1991 and decreased as a percentage of net sales to 0.7% in 1992 from 1.0% in 1991. The decrease in interest expense is attributable to both the Company's lower average borrowings in 1992 and a reduction in average funding cost. The Company's average borrowings under all lines of available credit decreased 2.5% to $151.2 million in 1992 from $155.0 million in 1991. The decrease in average borrowings is a result of a public offering of 4,600,000 shares of the Company's common stock in March 1992, providing net proceeds of $55.7 million, partially offset by an increase in working capital requirements related to the Company's growth and an increase in the Company's investing activities, principally property and equipment expenditures.

  The Company's provision for income taxes increased by 39.1% to $14.8 million in 1992 from $10.7 million in 1991, reflecting the Company's increased income before income taxes. The Company's effective tax rate declined to 43.0% in 1992 from 49.6% in 1991. The lower effective tax rate reflects the fact that, although certain of the Company's foreign subsidiaries incurred losses with no corresponding tax benefit, such losses comprised a smaller percentage of the Company's consolidated income before taxes in 1992 as compared to 1991.

  Net income increased 81.6% to $19.7 million in 1992 from $10.8 million in 1991. Net income per share increased to $0.67 in 1992 from $0.43 in 1991. The Company's weighted average number of shares increased to 29,274,000 shares in 1992 from 24,896,600 shares in 1991, primarily as a result of a public offering of 4,600,000 shares of the Company's common stock in March 1992.

VARIABILITY OF QUARTERLY RESULTS AND SEASONALITY

  Historically, the Company has experienced variability in its net sales and operating margins on a quarterly basis and expects these patterns to continue in the future. Management believes that the factors influencing quarterly variability include: (i) the overall growth in the microcomputer industry; (ii) shifts in short-term demand for the Company's products resulting, in part, from the introduction of new products or updates of existing products; and (iii) the fact that virtually all sales in a given quarter result from orders booked in that quarter. Due to the factors noted above, as well as the fact that the Company participates in a highly dynamic industry, the Company's revenues and earnings may be subject to material volatility, particularly on a quarterly basis.

  Additionally, the Company's net sales in the fourth quarter have been higher than in its other three quarters. Management believes that the pattern of higher fourth quarter sales is partially explained by customer buying patterns relating to calendar year-end business purchases and holiday-period purchases. For a tabular presentation of certain quarterly financial data with respect to 1992 and 1993, see Note 11 of Notes to Consolidated Financial Statements.

ACQUISITION OF COMPUTERLAND BUSINESS

  Through the ComputerLand Acquisition, Merisel now operates the ComputerLand Business, a leading master reseller of computer systems and related products from the major microcomputer manufacturers to a network of approximately 750 independently-owned computer products resellers, including ComputerLand franchisees and affiliated resellers purchasing through the Datago program. See "Business--ComputerLand Business."

  On a pro forma combined basis for the year ended December 31, 1993, the ComputerLand Acquisition would have increased net sales by $1.1 billion, gross profit by $54.7 million and operating income by $13.3 million. See "Unaudited Pro Forma Condensed Combined Statements of Income." Gross margin and SG&A expenses as a percentage of net sales for this period were 5.1% and 3.9%, respectively, reflecting the lower margins and lower SG&A expenses incurred in the master reseller, or aggregator, business as compared to the Company's existing wholesale distribution business. The ComputerLand Business' operating margin as a percentage of net revenues for this period was 1.2%.

  As a master reseller, the ComputerLand Business supplies a significantly smaller number of products to a significantly smaller number of customers than the Company's existing distribution business. See "Business--The Industry," "Business--Products and Manufacturer Services" and "Business--Customers and Customer Services." Master resellers focus on supplying computer systems and other higher-volume products to their customers while the Company's existing business supplies a wide range of products to many different types of customers. Certain of the larger computer manufacturers, such as Apple, Compaq, Hewlett-Packard and IBM, have historically required resellers to purchase their products from an affiliated aggregator, such as the ComputerLand Business. Wholesale distributors have not been authorized to sell these manufacturers' key microcomputer components, except on a limited basis.

  For the fiscal year ended September 30, 1993, approximately 76% of the ComputerLand Business' revenues were generated from the sale of products from four manufacturers: Apple, Compaq, Hewlett-Packard and IBM. The loss of any one of these four manufacturers, or a change in the way any of these manufacturers markets, prices or distributes its products, could have a material adverse effect on the ComputerLand Business' operations and financial results. Specifically, to the extent that one of the leading four manufacturers changes its current system of limiting authorization to sell its products to master resellers, the ComputerLand Business' sales levels would be adversely affected. The Company believes, however, that its existing wholesale distribution business may benefit from such changes.

  All of the ComputerLand Business' franchisees are electronically linked for the purposes of order placement and other communications, reducing the need for sales representatives and support personnel in comparison to the Company's existing business. In addition, over 95% of the ComputerLand Business' customers currently finance their orders through "floor plan" financing companies or pay on a C.O.D. basis, reducing the need for credit and collection personnel and reducing financing costs because of improved cash flow.

  As a result of the foregoing as well as other factors, master resellers such as the ComputerLand Business tend to generate both lower gross margins and lower operating expenses as a percentage of sales than those generated by the Company in its existing distribution business.

  Competition among master resellers is intense (see "Business--Competition"), and the ComputerLand Business may experience downward pressures on its gross margins due to competitive pricing decisions. Under the Services Agreement, Vanstar will perform a material portion of the ComputerLand Business' distribution functions for a contractually agreed-upon fee for up to a two-year period. As a result of this outsourcing arrangement, the ComputerLand Business does not directly control the costs of those distribution functions, and therefore will be limited in its ability to lower its costs in response to a lower gross margin environment during the two-year term of the Services Agreement. Due to this limitation, the Services

Agreement provides that the service fee, as a percentage of sales volume, decreases if the ComputerLand Business' sales volume increases over a specified amount. Further, in the event sales volume does not increase over a specified amount, and the ComputerLand Business' gross margin declines, the Services Agreement provides for a limited reduction in the service fee to offset partially the decline in gross margin. Notwithstanding these contractual provisions, a material decline in the ComputerLand Business' gross margins could have a material adverse effect on the Company's results of operations.

  Over 76% of the ComputerLand Business' sales currently are financed on behalf of such customers by floor plan financing companies. The ComputerLand Business typically receives payment from these financing companies within three business days from the date of sale, resulting in reduced cash requirements for the ComputerLand Business as compared to the Company's existing wholesale distribution business. This floor plan financing is typically subsidized for the ComputerLand Business' customers by its manufacturers. Any material change in the availability or the terms of financing offered by such financing companies or in the subsidies provided by manufacturers could require the ComputerLand Business to provide such financing to its customers, thereby substantially increasing the working capital necessary to operate its business.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has financed its growth and cash needs primarily through borrowings, income from operations, the public and private sales of its securities and securitizations of its accounts receivable.

  Net cash used for operating activities in 1993 was $125.4 million, as compared to net cash used for operating activities in 1992 of $58.6 million. The primary uses of cash in 1993 were increases in accounts receivables of $194.2 million, reflecting the Company's higher sales volumes, especially in December 1993, and greater sales to customers with extended credit terms, and inventories of $142.9 million, reflecting the Company's higher sales volumes. Sources of cash from operating activities included net income, after adjustment for non-cash items, of $55.9 million and an increase in accounts payable of $166.3 million. Net cash used in operating activities during the six months ended June 30, 1994 was $6.7 million. Sources of cash from operating activities include net income and non-cash charges of $26.8 million and an increase in accounts payable and accrued liabilities of $67.8 million. The primary uses of cash during the period were a$47.4 million increase in accounts receivable and a $54.6 million increase in inventories. The increase in accounts receivable was due primarily to the increase in sales volume and the increase in inventory was due to the current and anticipated sales growth as well as the addition of new product lines.

  Net cash used for investing activities in 1993 was $25.1 million, principally reflecting investments in new computer systems, new warehouse management systems and new distribution facilities and equipment. The Company presently anticipates that its capital expenditures for 1994 will be approximately $25 million, principally for development and implementation of new computer systems in North America, new warehouse management systems, new computer systems for the Company's European operations and a new distribution center in Europe. Net cash used for investing activities during the six months ended June 30, 1994 was $97.2 million, reflecting the ComputerLand Acquisition and property and equipment expenditures. The expenditures for property and equipment were primarily for the upgrading of existing facilities, leasehold improvements, the upgrading of the Company's computer systems and expenditures for a new warehouse management system. See "Business--Operations and Distribution" and "Business--International Operations."

  Net cash provided by financing activities in 1993 was $156.8 million, composed principally of net borrowings under domestic revolving lines of credit of $70.1 million, net borrowings under foreign bank facilities of $10.2 million and proceeds from the sale of an interest in the Company's trade accounts receivables of $75.0 million pursuant to a receivables securitization program. Net cash provided by financing activities during the six months ended June 30, 1994 was $101 million, composed of borrowings of $65 million in connection with the ComputerLand Acquisition, and proceeds from the sale of an interest in the

Company's trade accounts receivable of $75 million pursuant to a receivables securitization program. Net cash used for financing activities was $39.4 million representing net repayments under domestic revolving lines of credit and various local lines of credit maintained by the Company and its subsidiaries.

  To provide capital for the Company's operating and investing activities, the Company and its subsidiaries, including Merisel Americas, Merisel Europe and Merisel FAB, maintain a number of credit facilities. Merisel Americas and Merisel Europe are co-borrowers under a $150 million unsecured revolving bank credit facility expiring on May 31, 1997. At July 31, 1994, approximately $109.2 million was outstanding under this facility, composed of approximately $104.2 million in direct borrowings and $5 million in outstanding letters of credit. A portion of the net proceeds of the Offering will be used to reduce the balance due under this facility. See "Use of Proceeds." To provide for its anticipated working capital needs, on December 23, 1993, Merisel FAB entered into a $10 million unsecured revolving credit agreement. This agreement expires on January 29, 1995. At July 31, 1994, no amount was outstanding under this agreement. The Company and its subsidiaries also maintain various local lines of credit, primarily to facilitate overnight and other short-term borrowings. The total amount of outstanding borrowings under these lines as of June 30, 1994 was $29.6 million.

  Merisel Americas has also entered into a $150 million trade accounts receivable securitization agreement pursuant to which it sells on an ongoing basis an undivided interest of up to $150 million in designated trade receivables to a syndicate of purchasers. At June 30, 1994, $150 million of net accounts receivable were sold under this agreement. The receivables are sold at face value and fees paid in connection with such sales are recorded by the Company as "Other expense." This facility expires in November 1994.

  To finance the ComputerLand Acquisition, the Company borrowed $65 million under an unsecured credit agreement with a bank lender. This agreement expires on January 29, 1995, but is subject to mandatory prepayment upon any debt or equity issuance by the Company. A portion of the net proceeds of the Offering, therefore, will be used to prepay this borrowing in full. See "Use of Proceeds." Merisel FAB also borrowed $16 million, the balance of the ComputerLand Acquisition purchase price, under a separate credit agreement, which was repaid in full on February 15, 1994.

  Merisel Americas also has outstanding $100 million of 8.58% senior notes due June 30, 1997, and $22 million of 11.28% subordinated notes due in five equal annual principal installments, beginning in March 1996. For more information regarding the Company's credit agreements, see "Certain Indebtedness and Financing Arrangements" and Notes 6 and 7 of Notes to Consolidated Financial Statements.

  In connection with the ComputerLand Acquisition, Merisel FAB and Vanstar entered into the Services Agreement pursuant to which Vanstar will provide significant distribution and other support services to Merisel FAB for up to two years for a contractually agreed-upon fee. See "Business--ComputerLand Business." Under the Services Agreement, Merisel FAB has been granted $20 million in extended credit terms on its product purchases from Vanstar.

  Merisel believes that its existing cash balances, together with the proceeds of the Offering, income from operations and borrowings under lines of credit will be sufficient to meet its working capital and capital investment needs through at least the next twelve months.

ASSET MANAGEMENT

  Merisel attempts to manage its inventory position to maintain levels sufficient to achieve high product availability and same-day order fill rates. Inventory levels may vary from period to period, due in part to increases or decreases in sales levels, Merisel's practice of making large-volume purchases when it deems the terms of such purchases to be attractive and the addition of new manufacturers and products. The Company has negotiated agreements with many of its manufacturers which contain stock balancing and price protection provisions intended to reduce, in part, Merisel's risk of loss due to slow moving or obsolete inventory or manufacturer price reductions. In the event of a manufacturer price reduction, the Company generally receives a credit for products in inventory. In addition, the Company has the right to return a certain percentage of purchases, subject to certain limitations. Historically, price protection and stock return privileges as well as the Company's inventory management procedures have helped to reduce the risk of loss of carrying inventory.

  The Company offers credit terms to qualifying customers and also sells on a prepay, credit card and cash-on-delivery basis. With respect to credit sales, the Company attempts to control its bad debt exposure through monitoring of customers' creditworthiness and, where practicable, through participation in credit associations that provide credit rating information about its customers. In certain foreign markets, the Company may elect to purchase credit insurance for certain accounts.

                                    BUSINESS

OVERVIEW

  Merisel is the largest worldwide publicly-held wholesale distributor of microcomputer hardware and software products. Through its full-line, channel-specialized distribution business, Merisel combines the comprehensive product selection and operational efficiency of a full-line distributor with the customer support of a specialty distributor offering dedicated sales organizations to each of its customer groups. On January 31, 1994, the Company completed the acquisition of the ComputerLand Business. The ComputerLand Business is a leading aggregator, or master reseller, of computer systems and related products from major microcomputer manufacturers, including Apple, Compaq, Hewlett-Packard and IBM, to a network of approximately 750 independently-owned computer product resellers in the United States. With the acquisition of the ComputerLand Business, the Company has become the industry's first "Master Distributor," combining the strengths of a full-line, channel-specialized distributor with those of a master reseller. As a Master Distributor, the Company believes it is well positioned to offer a wider selection of microcomputer products to more categories of customers than any of its competitors.

  At June 30, 1994, Merisel stocked over 25,000 products from more than 900 of the microcomputer hardware and software industry's leading manufacturers including Apple, AST, Borland, Colorado Memory Systems, Compaq, Creative Labs, Digital Equipment Corporation, Epson, Hayes, Hewlett-Packard, IBM, Intel, Lotus, Microsoft, NEC, Novell, Okidata, Sun Microsystems, Symantec, Texas Instruments, 3Com, Toshiba, WordPerfect and Wyse. Merisel sells products to over 65,000 computer resellers worldwide, including value-added resellers, large retail chains and franchisees, computer superstores, mass merchants, Macintosh and Unix resellers, system integrators and original equipment manufacturers. In order to effectively service its large and diverse international customer base, the Company currently maintains 20 distribution centers that serve North America, Europe, Latin America, Australia and other international markets. The breadth of the Company's product line, together with its international distribution network, enable the Company to provide its customers with a single source of supply and prompt delivery of product. For the six months ended June 30, 1994, the Company's net sales by geographic region were generated as follows: United States, 67.5%; Canada, 11%; Europe, 15.5%; and other international markets, 6%.

THE INDUSTRY

  The microcomputer products distribution industry is large and growing, reflecting both increasing demand worldwide for computer products and the increasing use of wholesale distribution channels by manufacturers for the distribution of their products. The industry moves product from manufacturer to end-user through a complex combination of distribution agreements between manufacturers, wholesale distributors, aggregators and resellers. Historically, there have been two types of companies within the industry: those that sell directly to the end-user ("resellers") and those that sell to resellers ("wholesale distributors" and "aggregators", which are also called "master resellers").

  Resellers sell directly to end-users, including large corporate accounts, small- and medium-sized businesses and home users. The major reseller channels are dealers and corporate resellers, value-added resellers ("VARs"), mail-order firms and retailers (computer superstores, office supply chains and mass merchants). VARs, which account for one of the largest segments of the overall reseller channel, typically add value by combining proprietary software and/or services with off-the-shelf hardware and software.

  Wholesale distributors generally purchase a wide range of products in bulk directly from manufacturers and then ship products in smaller quantities to many different types of resellers, who typically include dealers, VARs, system integrators, mail order resellers, computer products superstores and mass merchants. Aggregators, or master resellers, are functionally similar to wholesale distributors, but they focus on selling relatively few product lines, typically high-volume, brand-name computer systems, to a captive network of franchised dealers and affiliates. The larger computer manufacturers, such as Apple, Compaq, Hewlett-Packard and IBM, have historically required resellers to purchase their products from an affiliated aggregator, such as the ComputerLand Business. Wholesale distributors have not been authorized to sell these manufacturers' key microcomputer components, except on a limited basis. These restrictions have been eased recently, and may continue to ease and eventually be eliminated, with the result that the distinction between wholesale distributors and master resellers may blur. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Acquisition of ComputerLand Business."

  With the acquisition of the ComputerLand Business, the Company has become the industry's first Master Distributor, combining the strengths of a full-line, channel-specialized distributor with those of a master reseller.

BUSINESS STRATEGY

  Merisel has achieved its leading position by pursuing a strategy of offering the industry's leading products and services to its customers at competitive prices, providing cost-effective customer service through efficient operations, expanding the Company's international business and targeting its various customer groups using dedicated sales forces and marketing programs.

  Providing Leading Products and Services. The Company's objective is to offer the broadest range of leading product brands in each of the product categories it carries. By stocking the leading brands, the Company generates sales of both those and other product brands, as reseller customers often prefer to deal with a single source for many of their product needs. The Company continuously evaluates new products, the demand for its current products as well as its overall product mix and seeks to develop distribution relationships with suppliers of products that enhance the Company's product offerings. The Company believes that the size of its reseller customer base, its international distribution capability and both the breadth and quality of its marketing support programs give it a competitive advantage over smaller, regional distributors in developing supplier relationships.

  As a result of the ComputerLand Acquisition, the Company, through the ComputerLand Business, is now able to offer to the ComputerLand Business' franchisees and affiliates a broad range of microcomputer systems and other products from Apple, Compaq, Hewlett-Packard and IBM. Although the Company distributes certain products of these leading manufacturers through its wholesale distribution arrangements, neither the Company nor its direct wholesale distribution competitors have been authorized to sell these manufacturers' key microcomputer systems in the United States, except on a limited basis. Instead, these manufacturers historically have distributed their products directly to resellers and through aggregators such as ComputerLand Corporation. See "--The Industry."

  The Company believes that an opportunity exists to generate additional, higher-margin revenues by offering fee-based services and information to manufacturers and resellers. In 1993, the Company formed the Channel Services Group to provide a variety of these services, including telemarketing, merchandising and electronic software services.

  Pursuing Operational Excellence. The Company believes that high levels of customer service and operating efficiency, or "operational excellence," are important factors in achieving and maintaining success in the highly competitive microcomputer products distribution industry. The Company measures operational excellence by such standards as "ease of doing business," accuracy and efficiency in delivering products and expediting the delivery of services and information. Merisel constantly strives to improve its operational processes. In furtherance of this strategy, the Company is in the process of upgrading and improving its computer operating systems as well as its warehouse management systems. See "--Operations and Distribution." In addition, the Company is reorganizing its European operations, adding new management personnel and centralizing certain functions to achieve economies of scale. Merisel will seek to continue to refine the operational systems at its foreign sales offices and distribution centers in order to increase the uniformity and efficiency of the Company's worldwide operations. See "--International Operations." These changes are intended to enhance the Company's ability to offer faster, more efficient and accurate service to its customers.

  Expanding Internationally. Merisel believes that it generates one of the largest volumes of international sales of any U.S.-based distributor, is the largest wholesale distributor of computer products in Canada and is a leading distributor in Europe, Mexico, Australia and Latin America. See "--International Operations." The Company believes that many international markets will offer growth and profit opportunities, due to the underdeveloped and fragmented nature of the microcomputer distribution industry in these markets. Merisel believes it is well positioned to capitalize on the opportunities presented in a number of these markets because of the current scope of its international operations and its ability to offer a broader range of products and specialized services than many of its competitors. The Company's strategy is to expand its international operations through internal growth and the possible acquisition of existing distributors or the establishment of new operations in other countries.

  Targeting Customer Groups. Merisel serves a variety of different reseller channels, which have diverse product, financing and support needs. Merisel was the first full-line distributor in the industry to offer its various customer groups a channel-dedicated sales force as well as customized product offerings, financing programs and marketing and technical support programs, all of which are tailored to address the differing needs of these customer groups. The Company intends to continue to monitor the markets it serves to identify customer opportunities and develop sales and marketing programs that serve these groups more effectively. In furtherance of this strategy, on January 31, 1994 the Company completed the ComputerLand Acquisition.

PRODUCTS AND MANUFACTURER SERVICES

  Merisel provides its manufacturers with access to one of the largest bases of computer resellers worldwide while offering these manufacturers the means to reduce the inventory, credit, marketing and overhead costs associated with establishing a direct relationship with these resellers. This factor, along with Merisel's access to financial resources and its economies of scale, has allowed the Company to establish and develop long-term business relationships with many of the leading manufacturers in the microcomputer industry. Merisel distributes over 25,000 hardware and software products, including products for the MS-DOS, OS/2, Macintosh, Apple and UNIX operating environments. For the fiscal year ended December 31, 1993, net worldwide sales of hardware and accessories accounted for approximately 60% of the Company's net sales, and sales of software products accounted for the remaining 40% of net sales. In addition, for the three months ended June 30, 1994, the first quarter which reflects the results of operations of the ComputerLand Business for an entire quarter, net worldwide sales of hardware and accessories accounted for approximately 75% of the Company's net sales, and sales of software products accounted for the remaining 25% of net sales.

  Merisel's suppliers include many of the leading microcomputer software and hardware manufacturers, such as Apple, AST, Borland, Colorado Memory Systems, Compaq, Creative Labs, Digital Equipment Corporation, Epson, Hayes, Hewlett-Packard, IBM, Intel, Lotus, Microsoft, NEC, Novell, Okidata, Sun Microsystems, Symantec, Texas Instruments, 3Com, Toshiba, WordPerfect and Wyse. In October 1993, Merisel was selected as one of two distributors in the U.S. of Sun Microsystems' products. Software products include business applications such as spreadsheets, word processing programs and desktop publishing and graphics packages, as well as a broad offering of operating systems, including local area network operating systems, advanced language and utility products. Hardware products offered by the Company include computer systems, printers, monitors, disk drives and other storage devices, modems and other connectivity products, plug-in boards and accessories. The ComputerLand Acquisition increased the Company's ability, through the ComputerLand Business, to distribute the product offerings of Apple, Compaq, Hewlett-Packard and IBM to the ComputerLand Business' franchisees and affiliates. See "--The Industry."

  In addition to providing manufacturers access to one of the largest bases of computer resellers worldwide, the Company also enables manufacturers to offer efficiently a number of special promotions, training programs and marketing services targeted to the needs of specific reseller groups. Merisel runs a variety of special promotions for manufacturers' products, ranging from price discounts and bundled purchase discounts to specialized computer reseller marketing programs, including the Vantage and Frequent Buyer Programs. These promotional programs are designed to encourage computer resellers to increase their volume of purchases, motivate resellers to purchase within a limited time period and highlight specific manufacturers' products or promotion opportunities. Additionally, Merisel provides marketing consultation services for manufacturers' strategic marketing campaigns, as well as the opportunity to be included in

Merisel-sponsored trade advertisements. Merisel's marketing program specialists work with designated manufacturers to develop and carry out marketing programs such as dealer commission programs, sales contests and other promotions. Merisel can also provide dedicated marketing support and targeted customer information from its database to enhance manufacturers' product promotions.

  The Company also offers two exclusive training programs: Softeach, a two-day worldwide seminar series whereby manufacturers train resellers about their products, and Selteach, a training seminar series that gives manufacturers an opportunity to provide product information to Merisel's United States sales force. In 1993, Merisel offered Softeach seminars in 26 cities and 11 countries. Merisel, through third-party consultants, also conducts training classes regarding certain Novell, 3Com, The Santa Cruz Operation, Digital Equipment Corporation, Sun Microsystems, Microsoft and Lotus products for its reseller customers.

  Merisel generally enters into written distribution agreements with the manufacturers of the products it distributes. As is customary in the industry, these agreements usually provide non-exclusive distribution rights and often contain territorial restrictions which limit the countries in which Merisel is permitted to distribute the products. The agreements generally provide Merisel with stock balancing and price protection provisions which reduce in part Merisel's risk of loss due to slow-moving inventory, supplier price reductions, product updates or obsolescence. The Company's agreements generally have a term of at least one year, but often contain provisions permitting earlier termination by either party upon written notice. Some of these agreements contain minimum purchase amounts. Failure to purchase at such minimum levels could result in the termination of the agreement.

  Although Merisel regularly stocks products and accessories supplied by more than 900 manufacturers, 45% of the Company's net sales in 1993 (as compared to 46% in 1992 and 47% in 1991) were derived from products supplied by Merisel's ten largest manufacturers, with the sale of products manufactured by Microsoft accounting for approximately 16% of net sales in 1993 (as compared to 17% in 1992 and 15% in 1991). The loss of the ability to distribute a particularly popular product could result in losses of sales unrelated to that product. The loss of a direct relationship between the Company and any of its key suppliers could have an adverse impact on the Company's business and financial results.

CUSTOMERS AND CUSTOMER SERVICES

  Merisel sells to more than 65,000 computer resellers worldwide. Merisel's customers include VARs, large hardware and software retail chains and franchisees, computer superstores, mass merchants, Macintosh, UNIX and other corporate resellers, systems integrators and original equipment manufacturers as well as independently owned retail outlets and consultants. Merisel's smaller customers often do not have the resources to establish a large number of direct purchasing relationships or stock significant product inventories. Consequently, they tend to purchase a high percentage of their products from distributors. Larger resellers often establish direct relationships with manufacturers for their more popular products, but utilize distributors for slower-moving products and for fill-in orders of fast-moving products which may not be available on a timely basis from manufacturers. No single customer accounted for more than 3.0% of Merisel's net sales in 1991, 1992 or 1993.

  In Merisel's wholesale distribution business, the Company offers its customers a single source of supply, prompt delivery, financing programs and customer support.

  Single Source Provider. Merisel offers computer resellers a single source for over 25,000 competitively priced hardware and software products. By purchasing from Merisel, the reseller only needs to comply with a single set of ordering, billing and product return procedures and may also benefit from attractive volume pricing. In addition, resellers are typically allowed, within specified time and dollar limits, to return slow-moving products from one manufacturer in exchange for more popular products from other manufacturers. Merisel's policy is to not grant cash refunds. Merisel has recently initiated a program that provides incentives to ComputerLand franchisees and Datago affiliates to make all their product purchases from Merisel and Merisel FAB.

  Prompt Delivery. In most areas of the world serviced by the Company, orders received by 5:00 p.m. local time are typically shipped the same day, provided the required inventory is in stock. Merisel maintains sufficient inventory levels in the United States to ship consistently in excess of 95% of all units ordered on the day of receipt. Merisel typically delivers products from its regional warehouses via United Parcel Service and other common carriers, with customers in most areas in the United States receiving orders within one to two working days of shipment. Merisel also will provide overnight air handling if requested and paid for by the customer. These services allow computer resellers to minimize inventory investment and provide responsive service to their customers. For larger customers in the United States, Merisel also provides a fulfillment service so that orders are shipped directly to the computer resellers' customer, thereby reducing the need for computer resellers to maintain inventories of certain products. The Company's foreign subsidiaries may have lower fill rates and longer delivery times due to differing market requirements and the smaller size of their operations.

  Financing Programs. Merisel's credit policy for qualified resellers eliminates the need to establish multiple credit relationships with a large number of manufacturers. In addition, the Company arranges floor plan and lease financing through a number of credit institutions and offers a program that permits credit card purchases by qualified customers. To allow certain resellers to purchase larger orders in the United States, the Company offers a "financing desk" which seeks to arrange alternative financing such as escrow programs and special bid financing from financial institutions.

  Customer Support. Merisel offers a number of customer loyalty programs, including the Vantage and Frequent Buyer Programs, which provide incentives to resellers to aggregate their purchases through Merisel. The Vantage Programs offer Merisel's top-volume customers within the VAR and value-added dealer channels increased levels of service and pricing advantages. Merisel's Frequent Buyer Program awards resellers with credits based on the dollar amount of their purchases from Merisel, which credits are redeemable for travel, education and merchandise and for activities such as product promotions and advertisements. The cost of the Frequent Buyer Program is funded by cooperative marketing dollars paid by Merisel's suppliers.

  Merisel furnishes its computer resellers with a series of publications containing detailed information on products, pricing, promotions and developments in the industry. Merisel publishes a Confidential Reseller Price Book, which lists Merisel's current product offerings. Merisel also publishes the Hot List, which ranks Merisel's current best-selling hardware and software products in four different reseller channels. In addition, Merisel's On-Line Literature Library offers over 20,000 data sheets of product information literature on a fax-back system and on CD-ROM.

  Merisel provides training and product information to its reseller customers through its well-respected Softeach program, a worldwide series of training forums whereby manufacturers conduct seminars on how to sell their products. Softeach is held periodically in major cities throughout the United States, Canada, Australia and Europe. In 1993, the Company believes that over 15,000 computer resellers attended Softeach seminars held in 11 countries worldwide. Merisel also provides computer resellers with a technical support "hotline," as well as specialized technical support for virtually all product lines sold by Merisel. In addition, Merisel's Technical Support department provides regular product training seminars to Merisel's sales representatives to help them become more product-knowledgeable.

SALES AND MARKETING

  To reach diverse customer segments, the Company has organized its Sales department for its wholesale distribution business in the United States into nine dedicated sales divisions, which serve the dealer, VAR and consumer channel segments.

  Dealer Channel. This channel is served by the following specialized sales divisions:

  . The RETAILER division serves franchisees, independent retail chains and storefronts, corporate resellers and direct-mail marketers.

  . The RESELLER FULFILLMENT division serves the needs of direct marketers such as Dell, IBM and Zenith through the fulfillment of orders for third-party hardware and software products.

  . The MAJOR ACCOUNTS division serves Merisel's large franchisee accounts, computer superstores and computer retail chains through a specialized staff that offers enhanced services, volume purchase agreements, corporate office coordination, marketing programs and sales report data.

  . The MACINTOSH division provides expertise in sales and support of third-party Macintosh products worldwide through its own separate marketing, sales, products and technical support and purchasing departments.

  VAR Channel. This channel is served by the following specialized sales divisions:

  . The VAR division provides value-added resellers with highly knowledgeable sales representatives, a comprehensive line of computer systems, UNIX and connectivity products, education, financial services and technical support.

  . The ADVANCED PRODUCTS division (formerly the UNIX division) is primarily dedicated to selling and supporting Sun Microsystems and Sun-complementary products through its own sales, marketing, operations and technical support departments.

  . The OEM division supports Merisel's customers who integrate and/or manufacture microprocessor-based systems and solutions utilizing OEM versions of Merisel's hardware and software products.

  . The recently created SYSTEM INTEGRATOR division supports large system and network integrators who require specialized programs and services.

  Consumer Channel.

  . The CONSUMER PRODUCTS division targets mass merchants such as Circuit City, Montgomery Ward and Office Depot by providing inventory selection and control services, specialized marketing programs and other support services tailored to the needs of mass-market merchandisers.

  For each of the Company's international subsidiaries, the number and type of specialized sales divisions vary based on market requirements, the size of the subsidiary's sales force and the products carried by the subsidiary.

  The Company's sales force is composed of field sales representatives who manage relations with the larger accounts and inside telemarketing sales representatives who receive product orders and answer customer inquiries. When a customer calls Merisel, screen synchronization technology causes a sales profile to appear on the sales representative's computer screen before greetings are exchanged. Customer orders generally are placed via a toll-free telephone call to Merisel's inside sales representatives and are entered on Merisel's SalesNet order entry system, a proprietary local area network created by Merisel to speed the process of taking and processing orders. Using the SalesNet database, sales representatives can immediately enter customer orders, obtain descriptive information regarding products, check inventory status, determine customer credit availability and obtain special pricing and promotion information. Merisel also offers Dial-Up

SalesNet, a system that allows a customer, through the use of its own personal computer and a modem, to access Merisel's database to examine pricing, credit information, product description and availability and promotional information and to place orders directly into Merisel's order processing system. For certain of its larger customers, the Company has installed electronic data interchange (EDI) systems which allow participating customers to directly access the Company's mainframe computer system for order processing and account information.

OPERATIONS AND DISTRIBUTION

  The Company operates 20 distribution centers around the world, including eight in the United States, two in Canada, five in Europe, four serving Latin America and one in Australia. All of these distribution centers are leased, except for one facility in Mexico, which is owned by the Company. In addition, pursuant to the terms of the Services Agreement, Vanstar will continue to provide distribution and other support services to the ComputerLand Business operated by Merisel FAB for a period of up to two years ending January 31, 1996. See "--ComputerLand Business."

  The Company's United States, Canadian and United Kingdom operations, other than Merisel FAB, are conducted using a mainframe-based computer system, originally implemented in the early 1980s, that operates on hardware owned and operated by a third-party service provider. In recent years, the Company has experienced a significant increase in both its sales volume and in the number and type of transactions processed by the computer system. The Company believes that the ability of its existing computer system in North America to process the increased sales volumes contemplated for 1994 and the first three quarters of 1995 is limited without certain modifications to the system. The Company is in the process of implementing such modifications and believes such modifications will be successful. If, however, there is a delay in implementing the modifications, or if the system, as modified, performs below anticipated service levels, the existing system may not be able to accommodate anticipated increases in sales volumes and transaction requirements in the fourth quarter of 1994, which in turn could have a negative effect on the Company's business and financial results. As a result, the Company is making a significant investment in new advanced computer and warehouse management systems for its North American operations.

  These new systems are designed to accommodate sales volumes of up to twice current volumes as well as provide greater transaction accuracy and operating efficiency and more flexibility to accommodate a variety of transaction types. The Company began designing the new computer system in early 1993 and currently anticipates that it will begin to convert to the new system in late 1994 and will continue the conversion through 1995. The Company presently estimates that its aggregate investment in the new computer systems, including costs of system design, hardware, software, installation and training, will be approximately $20 million. The Company installed its first new warehouse management system, which includes infrared bar coding equipment and advanced computer hardware and software systems, in one warehouse in 1993 and anticipates installation in its remaining North American warehouses during 1994 and 1995.

  The design and implementation of these new systems are complex projects and involve risks that unanticipated problems may delay implementation of the new systems or cause them to perform below anticipated service levels. The Company is therefore making this substantial investment in the design and installation of these systems and is dedicating a significant number of its personnel on a full-time basis (82 employees and independent contractors) to these projects. In the event the Company experiences delays in implementation of these new systems or such systems fail to perform at anticipated service levels, the Company may not be able to accommodate anticipated increases in sales volumes and transaction processing requirements after the third quarter of 1995, which in turn could have a negative effect on the Company's business and financial results.

INTERNATIONAL OPERATIONS

  The Company distributes microcomputer products throughout the world. Merisel formed its first international subsidiary in 1982 and now operates in Canada, the United Kingdom, France, Germany,

Australia, Switzerland, Austria and Mexico. Merisel also has a subsidiary based in Miami, Florida, which sells products primarily to customers in Latin America and in other parts of the world where Merisel does not have a physical presence. In June 1990, the Company began limited distribution of products in Russia as part of a joint venture. The Company believes that certain of the markets for microcomputer products outside the United States are less mature and therefore present opportunities for further growth. Accordingly, the Company will seek to further expand its international operations through internal growth and the possible acquisition of existing distributors or establishment of new operations in other countries.

  The products and services offered by Merisel's international subsidiaries are generally similar to those offered in the United States, although the breadth of the subsidiaries' product lines and the range of manufacturers' and customers' services offered by the subsidiaries are usually smaller due to the smaller size of the subsidiaries and differing market requirements. Certain subsidiaries provide products or services not offered in the United States due to differing manufacturer relationships and market requirements. Operationally, the management and distribution systems at the Company's international subsidiaries vary depending on the size of the subsidiary, its length of operation and local market requirements. As each subsidiary expands, the Company seeks to implement systems and procedures that are more similar to those used in the United States.

  In Europe, the Company is revising its distribution strategy in response to the reduction in cross-border shipment barriers instituted by the European Economic Community in 1993. With the reduction of cross-border shipping barriers, the Company believes it can more efficiently ship to a large number of countries from a centralized master warehouse or warehouses, supplemented by smaller warehouses in various locations across Europe. At present, the Company maintains a full warehouse in each of the countries in which it has operations, with the exception of Austria. The Company has begun development of a master warehouse in Northern Europe for use beginning in mid-to-late 1995.

  The Company's European operations are managed through a European headquarters, which operates with a staff of pan-European managers to oversee the Company's various European subsidiaries and operations. Merisel currently is increasing its European management team and planning the computer system revisions and other operational changes required to implement its centralized distribution strategy.

  Because the Company conducts business in a number of countries, that portion of operating results and cash flows that is non-U.S. dollar denominated is subject to certain currency fluctuations. The Company generally employs forward exchange contracts to limit the impact of fluctuations in the relative values of some of the currencies in which it does business.

  In addition, international operations may also be subject to risks such as the imposition of governmental controls, export license requirements, restrictions on the export of certain technology, political instability, trade restrictions, changes in tariffs, difficulties in staffing and managing international operations and collecting accounts receivable and the impact of local economic conditions and practices. As the Company continues to expand its international operations, its success will be dependent, in part, on its ability to anticipate and deal with these and other risks. There can be no assurance that these or other factors will not have an adverse effect on the Company's international operations.

  For segment information regarding Merisel's United States and international operations, see Note 10 of Notes to Consolidated Financial Statements.

COMPUTERLAND BUSINESS

  On January 31, 1994, the Company completed the ComputerLand Acquisition. As a result of the ComputerLand Acquisition, Merisel, through the ComputerLand Business, will now operate as a master reseller of computer systems and related products from the major microcomputer manufacturers to a network of approximately 750 independently-owned product resellers composed of two customer groups: ComputerLand franchisees, with whom Merisel FAB acts as franchisor by licensing the ComputerLand name and providing both product supply and various support services, and resellers purchasing under the ComputerLand Business' Datago program, which are independent dealers and value-added resellers that purchase products from the ComputerLand Business on a cost-plus basis, but do not license the ComputerLand name. On a pro forma combined basis for the year ended December 31, 1993, the ComputerLand Acquisition would have increased net sales by $1.1 billion, gross profit by $54.7 million and operating income by $13.3 million. See "Unaudited Pro Forma Condensed Combined Statements of Income" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Acquisition of ComputerLand Business."

  In connection with its purchase of the ComputerLand Business, Merisel purchased the ComputerLand Business' franchise and third-party reseller agreements as well as the rights in the United States to ComputerLand Corporation's trademarks, trade names, service marks, patents and logos. Merisel paid approximately $80 million in cash at the closing of the ComputerLand Acquisition for the acquired assets. In addition, Merisel has agreed to make an additional payment in 1996 of up to $30 million, the amount of which will be determined based upon the growth in Merisel FAB's and the Company's sales of products of designated manufacturers to specified customers over the two-year period ending January 31, 1996. Sixty-five of the ComputerLand Business' 66 employees became employees of Merisel FAB in connection with the ComputerLand Acquisition. Merisel did not purchase the order fulfillment systems, warehouses or inventory used by the ComputerLand Business. Instead, the Company eventually intends to integrate these functions into its facilities and systems. In the interim, Merisel and Vanstar have entered into the Services Agreement pursuant to which Vanstar will continue to provide products and distribution and other support services to the ComputerLand Business for a contractually agreed-upon fee for a period of up to two years following the ComputerLand Acquisition. In addition, pursuant to the terms of the Services Agreement, Merisel has been granted $20 million in extended credit terms on its product purchases from Vanstar.

  Following its sale of the ComputerLand Business, Vanstar continues to operate as a reseller of computer products and services through its company-owned locations throughout the United States and also retains its international operations.

  The ComputerLand Business' franchisees operate locations under the ComputerLand name. The ComputerLand Business currently sells products to franchisees at cost and receives a royalty based upon gross sales of the franchisee, irrespective of whether the products sold were purchased from the ComputerLand Business. During 1994, the ComputerLand Business has offered to certain franchisees the opportunity to revise such franchisees' pricing structure by selling products to franchisees at cost plus a mark-up and reducing or eliminating the royalty on overall franchisee sales provided the franchisee achieves minimum purchase targets. The franchise agreements purchased as part of the ComputerLand Acquisition typically provide for a ten-year exclusive contract, renewable at the option of the franchisee. In addition to the use of the ComputerLand name, the ComputerLand Business provides franchisees a range of services including sales and marketing materials, management and sales support services and a proprietary-dealer management software system. At February 1, 1994, the ComputerLand Business had agreements with franchisee groups operating 198 locations, located primarily in secondary metropolitan markets in the United States.

  The ComputerLand Business' Datago resellers are independent dealers and value-added resellers. These resellers generally enter into non-exclusive one-year renewable contracts cancelable at the option of either party on short notice. These contracts typically entitle Datago resellers to purchase the full range of the ComputerLand Business' products at cost plus a mark-up, depending on the dollar volume of products purchased. At February 1, 1994, the ComputerLand Business had approximately 549 active Datago resellers. During the six months ended June 30, 1994, no individual franchisee or Datago reseller accounted for more than 5% of the ComputerLand Business' revenues.

  Following the ComputerLand Acquisition, the Company has undertaken an effort to add additional resellers as customers of the ComputerLand Business under its Datago program. Later in 1994, the Company intends to begin adding new ComputerLand franchisees throughout the United States, focusing in particular on locations where no reseller is using the ComputerLand name. The Company currently expects that such new franchisees, as well as renewing franchisees, will enter into three-year franchise agreements that allow a franchisee the option to convert to a Datago affiliate for the third year.

  The ComputerLand Business offers its franchisees and Datago resellers a selection of major microcomputer equipment and peripherals provided by approximately 70 suppliers. For its fiscal year ended September 30, 1993, approximately 76% of the ComputerLand Business' revenues were generated by sales of Apple, Compaq, Hewlett-Packard and IBM products. The loss of any one of these four manufacturers, or a change in the way any of these manufacturers markets, prices or distributes its products, could have a material adverse effect on the ComputerLand Business' operations and financial results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Acquisition of ComputerLand Business." In addition to the products supplied directly by the ComputerLand Business, franchisees and Datago resellers may purchase other products offered by the Company's wholesale distribution business pursuant to separate agreements negotiated on their behalf by Merisel FAB.

  Under the two-year Services Agreement, Vanstar will continue to purchase and warehouse manufacturers' products and fulfill reseller orders for the products offered by Merisel FAB. Merisel FAB will purchase such products from Vanstar, rather than directly from the supplier, and will pay Vanstar a service fee for performing these distribution functions. Resellers will continue to place product orders with Merisel FAB through the order placement system operated by Vanstar. Vanstar will typically ship products to a customer within two days of receipt of an order. During the term of the Services Agreement, Merisel FAB will be dependent upon Vanstar to purchase and maintain inventories of products sufficient to meet resellers' requirements and to receive and fulfill orders at acceptable service levels. Merisel FAB and Vanstar will jointly maintain supplier relationships. While the Company has no reason to believe that Vanstar will not be able to perform its obligations under the Services Agreement, in the event that Vanstar becomes unable to perform such obligations, there may be an adverse effect on the operations and financial results of the Company. The Services Agreement contains provisions for monetary penalties in the event that Vanstar fails to achieve agreed-upon service levels, as well as provisions permitting Merisel FAB to take over a portion of Vanstar's operations to fulfill such obligations under certain circumstances.

  Over 76% of the ComputerLand Business' sales to its customers currently are financed on behalf of such customers by floor plan financing companies, and the ComputerLand Business typically receives payment from these financing companies within three business days from the date of sale. Such floor plan financing is typically subsidized for the ComputerLand Business' customers by its suppliers. Any material change in the availability or the terms of financing offered by such financing companies or the subsidies provided by suppliers could require Merisel FAB to provide such financing to its customers, thereby substantially increasing the working capital necessary to operate its business.

  The Company does not have experience in operating a master reseller business such as the ComputerLand Business, with its different merchandising strategy and customer base. While the Company believes that the personnel hired as part of the ComputerLand Acquisition, together with the Company's senior management, will successfully manage the ComputerLand Business, no assurances can be given as to the future performance levels or operating results of the ComputerLand Business.

COMPETITION

  Competition in the microcomputer products distribution industry is intense and is based primarily on price, brand selection, breadth and availability of product offering, speed of delivery, level of training and technical support, marketing services and programs and ability to influence a buyer's decision.

  Certain of Merisel's competitors have substantially greater financial resources than Merisel. Merisel's principal competitors include large United States-based international distributors such as Ingram Micro and Tech Data Corporation, non-U.S. based international distributors such as Computer 2000, national distributors such as Gates/FA Distributing, Inc. and Robec, Inc., and regional distributors and franchisors. The Company competes internationally with a variety of national and regional distributors on a country-by-country basis.

  Merisel also competes with manufacturers that sell directly to computer resellers, sometimes at prices below those charged by Merisel for similar products. The Company believes its broad product offering, product availability, prompt delivery and support services may offset a manufacturer's price advantage. In addition, many manufacturers focus their direct sales to large computer resellers because of the high costs associated with dealing with a large number of small-volume computer reseller customers.

  The ComputerLand Business is subject to competition from other franchisors and aggregators in obtaining and retaining franchisees and third-party resellers, as well as competition from wholesale distributors with respect to sales of products to customers in the ComputerLand Business' network. See "-- The Industry." The Company believes that the ComputerLand Business' pricing, brand selection, product availability and service levels are competitive with the industry. With respect to brand selection, the Company believes that an important factor in the ComputerLand Business' ability to attract customers is the fact that it is able to offer computer systems and other hardware products from Apple, Compaq, Hewlett-Packard and IBM. These manufacturers historically have sold their products directly to resellers and through a limited number of master resellers such as the ComputerLand Business. The loss of any of these manufacturers, or any change in the way any such manufacturer's markets, prices or distributes its products, could have a material adverse effect on the ComputerLand Business' operations and financial results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Acquisition of ComputerLand Business." The ComputerLand Business' principal competitors are Intelligent Electronics, MicroAge and Inacom, all of which maintain networks of franchisees and third-party dealers and which carry products of one or more of the Company's major manufacturers. Certain of the ComputerLand Business' competitors have greater financial resources than the Company.

LEGAL MATTERS

  In June 1994, the Company and certain of its officers and/or directors were named in putative securities class actions filed in the United States District Court for the Central District of California, consolidated as In re Merisel, Inc. Securities Litigation. Plaintiffs, who are seeking damages in an unspecified amount, purport to represent a class of all persons who purchased Merisel common stock between February 1, 1994 andJune 7, 1994 (the "Class Period"). The complaints allege that the defendants inflated the market price of Merisel's common stock with material misrepresentations and omissions during the Class Period. Plaintiffs contend that such alleged misrepresentations are actionable under Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. Plaintiffs filed a consolidated amended complaint on August 15, 1994. Merisel believes that it has meritorious defenses to this lawsuit and intends to defend the action vigorously. Management believes that the outcome of this matter will not have a material adverse effect on the consolidated financial position or results of operations of the Company and, accordingly, no provision for loss has been made in the accompanying financial statements.

  The Company is also involved in certain legal proceedings arising in the ordinary course of its business, none of which is expected to have a material impact on the financial condition or business of Merisel.

EMPLOYEES

  As of June 30, 1994, Merisel had 2,940 employees. Merisel considers its relations with its employees to be good.

                                   MANAGEMENT

  The current executive officers and directors of the Company are listed below, together with their ages and all Company positions and offices held by them.

              NAME          AGE*                    POSITION
              ----          ----                    --------
     Michael D. Pickett      47  Co-Chairman of the Board of Directors,
                                  President and Chief Executive Officer
     Robert S. Leff          47  Co-Chairman of the Board of Directors and
                                  Senior Vice President-Business Development
     David S. Wagman         43  Vice Chairman of the Board of Directors
     James L. Brill          43  Senior Vice President-Finance, Chief Financial
                                  Officer, Secretary and Director
     Joseph Abrams           58  Director
     David L. House          51  Director
     Dr. Arnold Miller       66  Director
     Lawrence J. Schoenberg  62  Director
     Dwight A. Steffensen    51  Director
     John J. Connors         39  Senior Vice President-U.S. Operations
     John F. Thompson        49  Senior Vice President-Worldwide Operations
     Susan J. Miller-Smith   42  Senior Vice President-European Operations
     Thomas P. Reeves        33  Senior Vice President-Canadian Operations
     Paul M. Lemerise        49  Senior Vice President-Worldwide Information
                                  Services
     Martin D. Wolf          35  Senior Vice President-Franchise and Aggregator
                                  Operations

- --------
*As of August 1, 1994

  The business experience, principal occupations and employment of each of the executive officers and directors, together with their periods of service as directors and executive officers during the past five years are set forth below.

  Michael D. Pickett joined the Company in October 1983 as Vice President-Finance and Chief Financial Officer and was appointed President and Chief Operating Officer effective April 1986 and Chief Executive Officer in June 1988. He was elected a director in December 1987 and became Co-Chairman of the Board of Directors in May 1992. Prior to joining the Company, Mr. Pickett was a partner of Deloitte & Touche, a public accounting firm.

  Robert S. Leff co-founded the Company with David S. Wagman in October 1980 and was its President from that time until May 1985, at which time he became Co-Chairman of the Board of Directors. Mr. Leff has been a director of the Company since its inception. Mr. Leff assumed the role of Senior Vice President-Business Development in May 1992.

  David S. Wagman co-founded the Company with Mr. Leff in October 1980, was the Chairman of the Board of Directors from that time until May 1985 and was its Co-Chairman with Mr. Leff from May 1985 to May 1992, at which time he became Vice Chairman of the Board. He retired from full-time employment with the Company in December 1990. Mr. Wagman has also been a director of the Company since its inception and served as the Company's Secretary from formation until May 1992.

  James L. Brill joined the Company in May 1988 as Vice President-Finance, Chief Financial Officer and Assistant Secretary. He was elected a director in April 1990 and, while retaining his position as Chief Financial Officer, became Senior Vice President-Finance and Secretary in May 1992. For eight years prior to joining the Company, Mr. Brill was employed at Union Bank, one of the Company's lending banks, where his most recent position was Regional Vice President. At Union Bank, Mr. Brill was responsible for the lending relationship with the Company.

  Joseph Abrams was elected a director of the Company following the acquisition of Microamerica in April 1990. Mr. Abrams had previously served as a director of Microamerica from 1983 to April 1990 and also served as President, Chief Operating Officer and Secretary of AGS Computers, Inc., a software development company, which was a subsidiary of NYNEX Corp., a telecommunications company, from 1988 through 1993 ("AGS"). Mr. Abrams retired from AGS in January 1991. He is also a director of Spectrum Signal Processing, a hardware and software electronics company.

  David L. House was elected to the Board of Directors in March 1994 to fill a vacancy. Since 1987, Mr. House has served as Senior Vice President and Director of Corporate Strategy of Intel Corporation, a manufacturer of microprocessing systems, where he has been employed in various capacities since 1974.

  Dr. Arnold Miller was elected to the Board of Directors in August 1989. Since its formation in 1987, he has been President of Technology Strategy Group, a consulting firm organized to assist businesses and government in the fields of corporate strategy development, international technology transfer and joint ventures, as well as business operations support. Prior to joining Technology Strategy Group, Dr. Miller was employed at Xerox Corporation, a consumer products and information services company, for 14 years, where his most recent position was Corporate Vice President with responsibility for worldwide electronics operations.

  Lawrence J. Schoenberg was elected a director of the Company following the acquisition of Microamerica in April 1990. Mr. Schoenberg had previously served as a director of Microamerica from 1983 to April 1990. From 1967 through 1990, Mr. Schoenberg served as Chairman of the Board and Chief Executive Officer of AGS. From January to December 1991, Mr. Schoenberg served as Chairman and as a member of the executive committee of the Board of Directors of AGS. Mr. Schoenberg retired from AGS in 1992. He is also a director of Sungard Data Services Inc., a computer services company, Government Technology Services Inc., a microcomputer reseller, Image Business Systems Inc., an imaging software company and Penn-America Group, Inc., a casualty insurance company.

  Dwight A. Steffensen was elected to the Board of Directors in August 1990. From January 1985 to March 1992, Mr. Steffensen served as a director and Executive Vice President of Bergen Brunswig Corporation, a pharmaceuticals distributor. In April 1992, Mr. Steffensen assumed the position of President and Chief Operating Officer for that entity.

  John J. Connors joined Microamerica in October 1979 where he held various sales positions and became Senior Vice President-United States Sales of Microamerica in March 1988. He became Senior Vice President, Products and Marketing of the Company following the acquisition of Microamerica in April 1990, Senior Vice President-Sales of the Company in May 1991 and Senior Vice President-U.S. Operations in May 1992.

  John F. Thompson joined the Company in April 1983 as Vice President-Operations, became Senior Vice President-Operations in April 1989 and became Senior Vice President-Worldwide Operations in May 1992. Prior to joining the Company, Mr. Thompson was Vice President, Manufacturing and Distribution, of Vidal Sassoon, Inc., a consumer products company.

  Susan J. Miller-Smith joined Merisel in 1987 as President of the Company's Canadian subsidiary. In May 1992, Ms. Miller-Smith became the Company's Senior Vice President in charge of Canadian Operations. In August 1994, Ms. Miller-Smith became the Company's Senior Vice President in charge of European Operations.

  Thomas P. Reeves joined Merisel in 1987 as director of International Strategic Planning. From March 1990 to February 1992, Mr. Reeves served as Managing Director of the Company's United Kingdom subsidiary. In February 1992, Mr. Reeves became Managing Director of the Company's operations in Europe, and in May 1992 he became the Company's Senior Vice President-European Operations. In August 1994, Mr. Reeves became the Company's Senior Vice President in charge of Canadian Operations.

  Paul M. Lemerise joined Merisel in May 1992 as Senior Vice President-Worldwide Information Services. From February 1990 to April 1992, Mr. Lemerise served as Vice President of Management Information Systems at Marshall Industries, an industrial distributor of electronic components. From 1984 to 1990, Mr. Lemerise served as Divisional Vice President, Information Services, at Carter Hawley Hale Corporation, a major California retailer.

  Martin D. Wolf joined Merisel FAB in February 1994 as its President and in March 1994 was appointed Senior Vice President-Franchise and Aggregator Operations of Merisel. Mr. Wolf joined ComputerLand Corporation, a computer products reseller, in July 1988 and served as President of the ComputerLand Business from October 1992 to February 1994.

                             EXECUTIVE COMPENSATION

  The following table sets forth the cash and non-cash compensation for each of the last three fiscal years awarded to or earned by the Company's Chief Executive Officer and the four other most highly compensated executive officers of the Company.

                           SUMMARY COMPENSATION TABLE

                                                          LONG-TERM
                                                         COMPENSATION
                                ANNUAL COMPENSATION(1)    AWARDS(3)
                               ------------------------  ------------   ALL OTHER
   NAME AND PRINCIPAL                                                  COMPENSATION
        POSITION          YEAR SALARY($)(2) BONUS($)(2)   OPTIONS(#)      ($)(4)
   ------------------     ---- ------------ -----------  ------------  ------------
Michael D. Pickett,       1993   490,066      279,688          -0-        18,739
Co-Chairman of the Board
 of Directors,            1992   440,000      303,025(5)   150,000        17,157
 Chief Executive Officer
 and President(7)         1991   349,997      168,500      124,871(6)        --

John J. Connors,          1993   297,984       87,500          -0-         4,915
Senior Vice President-
 U.S. Operations(8)       1992   257,017      116,656       75,000           198
                          1991   200,000       46,850      133,909(6)        --

James L. Brill,           1993   207,503       72,656          -0-         4,122
Senior Vice President-
 Finance,                 1992   190,000       75,281       55,000         3,447
 Chief Financial Officer
 and Secretary            1991   167,798       64,110      120,888(6)        --

Susan J. Miller-Smith,    1993   166,346       95,112          -0-         5,944
Senior Vice President-
 European                 1992   162,071       87,345       55,000         4,510
  Operations(9)

John F. Thompson,         1993   187,005       52,818          -0-         3,970
Senior Vice President-
 Worldwide                1992   175,000       65,550       55,000         3,201
 Operations(10)           1991   154,798       59,500      115,294(6)        --

- --------
(1) While the named executive officers enjoyed certain perquisites commensurate with their positions with the Company, such perquisites did not exceed the lesser of $50,000 or ten percent (10%) of such officer's salary and bonus.
(2) Portions of the salary and/or bonus earned by named executive officers may be deferred pursuant to the Company's executive deferred compensation plan (the "Deferred Compensation Plan"), which was adopted by the Board of Directors in 1990. Under the Deferred Compensation Plan, executive officers may elect on an annual basis to defer any portion of their pre-tax compensation until retirement or termination of employment. The Company will pay participants in the Deferred Compensation Plan, upon retirement or termination of employment, an amount equal to the amount of deferred compensation plus a guaranteed return at a specified rate that is no less than a base interest rate. In addition, upon the death of a participant the Company will pay a death benefit to a named beneficiary.

(3) The Company does not have a restricted stock award program and does not presently compensate its executive officers pursuant to any long-term incentive plans as defined in Item 402(a)(7)(iii) of Regulation S-K. The only long-term compensatory arrangement the Company has for its executive officers is the Company's stock option plan, grants under which are listed in the Summary Compensation Table for completeness of presentation.
(4) For Mr. Pickett, amount listed for 1993 includes the Company's contributions on behalf of Mr. Pickett of (a) $13,500 to Mr. Pickett's split-dollar life insurance policy, (b) $4,717 to the Merisel, Inc. 401(k) Retirement Savings Plan (the "401(k) Plan") and (c) $522 of premiums paid with respect to the Company's group term life insurance policy (the "Term Life Policy"). For Mr. Connors, amount listed for 1993 includes the Company's contributions on behalf of Mr. Connors of (a) $4,717 to the 401(k) Plan and (b) $198 to the Term Life Policy. For Mr. Brill, amount listed for 1993 includes the Company's contributions on behalf of Mr. Brill of (a) $3,816 to the 401(k) Plan and (b) $306 to the Term Life Policy. For Ms. Miller-Smith, amount listed for 1993 includes (a) $4,449 in imputed interest with respect to a relocation loan as further described below, and
     (b) the Company's contribution on behalf of Ms. Miller-Smith of $1,495 to the Term Life Policy. For Mr. Thompson, amount listed for 1993 includes the Company's contributions on behalf of Mr. Thompson of (a) $3,448 to the 401(k) Plan and (b) $522 to the Term Life Policy. Itemized disclosure of amounts of other compensation in 1992, as well as disclosure of amounts of other compensation in 1991, are not required. Disclosure of amounts for the 1991 fiscal year is not required.
(5) Includes a bonus paid to Mr. Pickett in the amount of $56,775 to allow Mr. Pickett to pay the interest due on a promissory note issued by him to the Company, which note was paid in full in March 1992.
(6) A portion of such options was issued to Messrs. Pickett, Connors, Brill and Thompson in April 1991 in exchange for the cancellation of options to purchase 146,400, 140,000, 100,000 and 100,000 shares of Common Stock, respectively.
(7) In addition to his positions as Merisel's Chief Executive Officer and President, Mr. Pickett became Co-Chairman of the Company's Board of Directors in May 1992.
(8) Mr. Connors became Senior Vice President-U.S. Operations in May 1992. Mr. Connors' employment with Merisel commenced on April 9, 1990 in connection with the Company's acquisition of Microamerica.
(9) Ms. Miller-Smith became Senior Vice President-European Operations in August 1994.
(10) Mr. Thompson became Senior Vice President-Worldwide Operations in May
     1992.

CERTAIN INFORMATION REGARDING STOCK OPTIONS

  The following tables summarize option exercises during the twelve months ended June 30, 1994 by the executive officers named in the Summary Compensation Table above, and the value of the options held by such persons at June 30, 1994. No option grants were made during the twelve months ended June 30, 1994 to the executive officers named in the Summary Compensation Table.

              AGGREGATED OPTION EXERCISES DURING THE TWELVE MONTHS ENDED JUNE 30, 1994 AND VALUE OF OPTIONS AT JUNE 30, 1994

                                                                             VALUE OF UNEXERCISED
                          NUMBER OF                NUMBER OF UNEXERCISED    IN-THE-MONEY OPTIONS AT
                           SHARES                OPTIONS AT JUNE 30, 1994     JUNE 30, 1994($)(1)
                         ACQUIRED ON    VALUE    ------------------------- -------------------------
     NAME                 EXERCISE   REALIZED($) EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
     ----                ----------- ----------- ----------- ------------- ----------- -------------
Michael D. Pickett......      -0-          -0-     499,871      75,000      3,011,508       -0-
John J. Connors.........   24,000      299,000     104,409      37,500        384,727       -0-
James L. Brill..........      -0-          -0-     148,388      27,500        704,106       -0-
Susan J. Miller-Smith...      -0-          -0-      51,147      27,500        135,970       -0-
John F. Thompson........   50,000      525,000      52,794      27,500        145,440       -0-

- --------
(1) Value is determined by subtracting the exercise price of each option held by the named executive officer from $8.75, the fair market value of the Common Stock as of June 30, 1994, and multiplying the resulting number by the number of underlying shares of Common Stock.

EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

  In April 1992, the Company and Mr. Pickett entered into a five-year employment agreement. Pursuant to the terms of that agreement, Mr. Pickett will serve as the Co-Chairman of the Board of Directors, President and Chief Executive Officer of Merisel with an annual salary (subject to discretionary increases approved by the Board of Directors) of $493,500 (as of April 1, 1993) and, if predetermined objectives are achieved, an annual performance bonus of at least $295,000 under any management bonus plan adopted by the Board of Directors. The agreement provides Mr. Pickett with certain other benefits, including up to $15,000 per year for personal legal and accounting expenses, reimbursement of business and automobile expenses and certain other benefits. If Merisel terminates Mr. Pickett's employment without cause, his employment agreement provides that he will receive, among other things, a severance payment equal to his base salary for eighteen months ($740,250 based on his current salary) and a prorated portion of his annual performance bonus. In the event of a sale of all or substantially all of Merisel's operating assets to an unrelated party or a reorganization, merger or consolidation in which the capital stock of Merisel is exchanged for or converted into less than a majority of the voting stock of the surviving entity, Mr. Pickett would be able to terminate his employment agreement within six months of such event and receive the same severance payments and other benefits as would be provided had Merisel terminated his employment without cause. In the event of Mr. Pickett's death or disability, Merisel would be obligated to make a severance payment equal to, among other things, Mr. Pickett's base salary for six months ($246,750 based on his current salary) and a prorated portion of his annual performance bonus.

  In addition, Mr. Thompson currently serves as the Company's Senior Vice President-Worldwide Operations under an agreement whereby in 1994 Mr. Thompson may make an election to either leave the Company, with a termination payment equal to one year's base salary, or remain with the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  In March 1990, Microamerica advanced $65,000 to Mr. Connors pursuant to a one-year note bearing interest at the rate of 10% per annum. Merisel became the lender under this note in March 1991 when Microamerica was acquired by the Company. In March 1992, Mr. Connors paid the Company approximately $77,000 to cover such advance, plus all accrued interest due thereon. In addition, in October 1990, Merisel advanced $427,000 to Mr. Connors in connection with his relocation. In 1991, as part of his relocation agreement, the Company forgave $127,000 of such advance to reimburse Mr. Connors for the loss on the sale of his prior residence. In April 1991, Mr. Connors delivered a promissory note to the Company with regard to the $300,000 remaining balance of such advance. In January 1994, Mr. Connors repaid the note in full.

  In April 1988, the Company advanced Ms. Miller-Smith $100,000 Canadian dollars as part of a relocation allowance. Such advance was made on an interest-free basis and is evidenced by a fully-secured demand note payable on the termination of Ms. Miller-Smith's employment.

  Merisel has entered into Indemnity Agreements with each of its directors which require Merisel, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors, officers, employees or agents of Merisel (other than liabilities arising from conduct in bad faith or which is knowingly fraudulent or deliberately dishonest), and, under certain circumstances, to advance their expenses incurred as a result of proceedings brought against them.

                             PRINCIPAL SHAREHOLDERS

  The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of August 1, 1994, (i) by each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's Common Stock as of such date, (ii) by each of the Company's directors, (iii) certain executive officers of the Company and (iv) by all executive officers and directors of the Company as a group. Unless otherwise indicated, the shareholders have sole voting and investment power with respect to shares beneficially owned by them, subject to community property laws, where applicable.

                                                    SHARES OF
                                                   COMMON STOCK     PERCENT OF
                 NAME AND ADDRESS               BENEFICIALLY OWNED SHARES OWNED
                 ----------------               ------------------ ------------
   David S. Wagman(1)
   Merisel, Inc.
   200 Continental Boulevard
   El Segundo, California 90245................     2,322,000          7.8%
   Robert S. Leff(2)
   Merisel, Inc.
   200 Continental Boulevard
   El Segundo, California 90245................     2,096,848          7.1%
   Michael D. Pickett(3).......................       499,871          1.7%
   James L. Brill(3)...........................       148,388           *
   John J. Connors(3)..........................       104,409           *
   Susan J. Miller-Smith(3)....................        51,147           *
   John F. Thompson(3).........................        52,794           *
   David L. House(3)...........................         1,000           *
   Joseph Abrams(4)............................       598,560          2.0%
   Dr. Arnold Miller(4)........................         5,000           *
   Lawrence J. Schoenberg(4)...................       362,884          1.2%
   Dwight A. Steffensen(3).....................         3,000           *
   FMR Corp.
   82 Devonshire Street
   Boston, Massachusetts 02109(5)..............     2,660,500          9.0%
   State of Wisconsin Investment Board
   P.O. Box 7842
   Madison, Wisconsin 53707(6).................     2,325,000          7.8%
   Wellington Management Company
   75 State Street
   Boston, Massachusetts 02109(7)..............     2,928,680          9.9%
   All Directors and Executive Officers as a
    Group (15 persons)(8)......................     6,369,472         21.5%

- --------
* Percentage of Common Stock owned is less than one percent.
(1) Shares are held by Mr. Wagman as Trustee of the David S. Wagman Trust dated March 3, 1982; includes 2,000 shares issuable with respect to stock options exercisable within 60 days after August 1, 1994.
(2) Shares are held by Mr. Leff as Trustee of the Robert S. Leff Trust dated February 23, 1990. Mr. Leff's share holdings include 9,290 and 7,500 shares held by his wife and his minor sons, respectively.
(3) Represents shares issuable with respect to stock options exercisable within 60 days after August 1, 1994.
(4) Includes 3,000 shares issuable with respect to stock options exercisable within 60 days after August 1, 1994.

(5) Fidelity Management & Research Company, a wholly-owned subsidiary of FMR Corp. and an investment advisor, may be deemed to be the beneficial owner of 1,666,200 shares of Common Stock, or 5.63%, as a result of acting as investment advisor to several investment companies. Fidelity Management Trust Company, a wholly-owned subsidiary of FMR Corp. and a bank (as defined in the Exchange Act), may be deemed to be the beneficial owner of 218,200 shares of Common Stock, or 0.74%, as a result of its serving as investment manager of several institutional accounts. Edward C. Johnson 3d owns 34.0% of the outstanding voting stock of FMR Corp. All of the above information is taken from and furnished in reliance upon the Schedule 13G, as amended to date, filed by FMR Corp. and Mr. Johnson pursuant to Section 13(g) of the Exchange Act, and the Form 13F-E report for the Quarter Ended June 30, 1994 pursuant to Section 13(f) of the Exchange Act.
(6) All information regarding share ownership is taken from and furnished in reliance upon the Schedule 13G, as amended to date, filed by the stockholder pursuant to Section 13(g) of the Exchange Act,.
(7) All information regarding share ownership is taken from and furnished in reliance upon the Form 13F report for the Quarter Ended June 30, 1994 pursuant to Section 13(f) of the Exchange Act.
(8) Includes 987,180 shares issuable with respect to stock options exercisable within 60 days after August 1, 1994.

                CERTAIN INDEBTEDNESS AND FINANCING ARRANGEMENTS

  The following is a summary of certain indebtedness and other financing arrangements of the Company or its subsidiaries. The following descriptions of the Revolving Credit Facility, the 8.58% Senior Notes, the 11.28% Subordinated Notes, the Sale of Trade Accounts Receivable and the Merisel FAB Credit Facility are qualified in their entirety by reference to the definitive agreements and instruments governing such financing arrangements, copies of which have been filed or incorporated as exhibits to the Registration Statement of which this Prospectus is a part.

  In December 1993, all of the assets and liabilities of Merisel, Inc. (the "Parent") were transferred to and assumed by two newly-formed, wholly-owned subsidiaries--Merisel Americas and Merisel Europe (the "Reorganization"). The Reorganization was undertaken to more closely align the Company's corporate structure with its operating and management structure and to facilitate domestic and international borrowing. Following the Reorganization, the Company's United States operations are conducted through Merisel Americas, and Merisel Americas also serves as a holding company for all of the Company's Pacific Rim and North and South American subsidiaries. Merisel FAB is a direct subsidiary of the Parent. Merisel Europe serves as a holding company for the Company's European subsidiaries.

REVOLVING CREDIT FACILITY

  Merisel Americas and Merisel Europe are co-borrowers under a $150 million unsecured revolving credit facility, with a $15 million sublimit for letters of credit. The facility bears interest, at the option of the borrower, at either
(i) a floating rate tied to the base rate as announced from time to time by Citibank, N.A., (ii) a floating Eurodollar rate or (iii) a quoted rate agreed upon by the borrower and lenders, which weighted average rate was 5.84% at July 31, 1994. The facility also provides for payment of a commitment fee on the unused portion of the facility at a rate per annum ranging from 0.25% to 0.50%. The interest rate and commitment fee vary depending on the co-borrowers' joint leverage ratio. The facility is guaranteed by both the Parent and, up to a limited amount, by Merisel Americas' Canadian subsidiary ("Merisel Canada"). The facility expires May 31, 1997.

  The credit agreement for this facility contains a number of restrictive financial and other covenants which, among other things, (i) impose an obligation on the co-borrowers to meet joint and/or separate net worth, leverage ratio, interest coverage ratio and inventory turnover ratio requirements (determined on a consolidated basis for each co-borrower) and impose an obligation on the Parent, on a consolidated basis, to meet leverage ratio and interest coverage requirements, and (ii) place limitations on the co-borrowers and their subsidiaries, and in certain cases the Parent, with respect to the incurrence of indebtedness, liens, investments in, and loans to, other persons or entities, including a prohibition on loans to or investments by either co-borrower or their respective subsidiaries to the Company or Merisel FAB, and dividends on and repurchases of stock. The credit agreement also contains certain events of default, including upon a change in control of either co-borrower or the Parent.

8.58% SENIOR NOTES AND 11.28% SUBORDINATED NOTES

  In connection with the Reorganization, the Parent's outstanding $100 million of 8.58% senior notes, due June 30, 1997 (the "Senior Notes"), were transferred to Merisel Americas. The Senior Notes are unsecured and are guaranteed by the Parent, Merisel Europe and, up to a limited amount, Merisel Canada. The Senior Notes may be prepaid, subject to payment of a make-whole premium. The Senior Notes impose a number of restrictive financial and other covenants on Merisel Americas and its subsidiaries with respect to, among other things, Merisel Americas' consolidated net worth, leverage ratio, interest coverage ratio, asset sales, payment of dividends, investments, liens, and incurrence of debt. Holders of the Senior Notes may accelerate payment of the Senior Notes, together with a credit integrity premium, upon the occurrence and during the continuance of certain events of default.

  In connection with the Reorganization, the Parent's outstanding $22 million of 11.28% subordinated notes, due in five equal annual principal installments beginning in March 1996 (the "Subordinated Notes"), were transferred to Merisel Americas. The Subordinated Notes are unsecured and are subordinated to certain senior debt. The Subordinated Notes may be prepaid, subject to payment of a make-whole premium. The Subordinated Notes contain a number of restrictive financial and other covenants on Merisel Americas and its subsidiaries with respect to, among other things, Merisel Americas' consolidated current ratio, debt, net worth, interest coverage ratio, payment of dividends and investments. Subject to a blockage period, holders of the Subordinated Notes may accelerate payment upon the occurrence and during the continuation of certain events of default. Upon a change of control, each holder of a Subordinated Note may elect to accelerate payment of all or a portion of the amount then due such holder.

SALES OF TRADE ACCOUNTS RECEIVABLE

  In connection with the Reorganization, the Parent's trade accounts receivable securitization agreement with a securitization company (the "Receivables Securitization Agreement") was transferred to Merisel Americas. During the term of the Receivables Securitization Agreement, the securitization company may purchase on a continuing basis an undivided interest in up to $150 million of designated Merisel Americas' trade receivables. The purchaser has retained Merisel Americas to collect the receivables and remit the appropriate amounts due the purchaser.

  The undivided interest in receivables is sold by Merisel Americas at face value. The Company pays a yield to the purchaser that approximates the A1/P1 commercial paper rate. In the event the purchaser is unable to purchase receivables, the Company has entered into a back-up purchase agreement (the "Back-Up Agreement") with a group of banks. Under the Back-Up Agreement, such banks may elect to purchase an undivided interest in Merisel Americas' receivables. Under this agreement, the Company pays a higher yield than under the Receivables Securitization Agreement. To date, Merisel Americas has not been required to utilize the Back-Up Agreement. In addition to the yields realized by the purchasers, Merisel Americas pays an agency fee under the Receivables Securitization Agreement and under the Back-Up Agreement and a liquidity fee under the Back-Up Agreement. Both the Receivables Securitization Agreement and the Back-Up Agreement currently expire on November 30, 1994, subject to earlier termination upon an event of default.

MERISEL FAB CREDIT FACILITY

  To provide for its anticipated working capital needs, on December 23, 1993, Merisel FAB entered into a $10 million unsecured revolving credit agreement, which expires on January 29, 1995 (the "FAB Revolver"). At July 31, 1994, no amount was outstanding under the FAB Revolver.

  The FAB Revolver contains a number of restrictive covenants that, among other things, place limitations on Merisel FAB and the Parent (and, in certain cases, the Parents' direct and indirect subsidiaries), with respect to liens, indebtedness and dividends, and contains financial covenants requiring the Company to meet certain consolidated leverage ratio and interest coverage ratio requirements. The FAB Revolver also contains certain events of default, including upon a change in control of the Parent.

LINES OF CREDIT

  The Company and its subsidiaries also maintain various local lines of credit, which typically do not contain material covenants, primarily to facilitate overnight and other short-term borrowings. The total amount of outstanding borrowings under these lines as of June 30, 1994 was $29.6 million.

                              DESCRIPTION OF NOTES

  The Notes will be issued under an indenture to be dated as of         , 1994
(the "Indenture") between the Company and U.S. Trust Company of California, as trustee (the "Trustee"). A copy of the form of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), and to all of the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part of the Indenture by reference to the Trust Indenture Act, as in effect on the date of the Indenture. The definitions of certain capitalized terms used in the following summary are set forth below under "Certain Definitions."

GENERAL

  The Notes will be issued only in registered form, without coupons, in denominations of $1,000 and integral multiples of $1,000. The Notes may be presented for transfer at the corporate trust office or agency of the Trustee
in the City of New York maintained for such purposes at                       ,
New York, New York. Interest may be paid by wire transfer or check mailed to the person entitled thereto as shown on the register for the Notes. No service charge will be made for any registration of transfer or exchange of the Notes, except for any tax or other governmental charge that may be imposed in connection therewith.

MATURITY, INTEREST AND PRINCIPAL

  The Notes will be general unsecured obligations of the Company, limited to
$150,000,000 aggregate principal amount, and will mature on             , 2004.
Interest on the Notes will accrue at the rate of        % per annum and will be
payable semi-annually on each             , and          , commencing
           , 1994, to the holders of record of Notes at the close of business
on the              and              immediately preceding such interest
payment date. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the original date of issuance (the "Issue Date"). Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest on overdue principal and (to the extent permitted by law) on overdue installments of interest will accrue at the rate of interest borne by the Notes.

REDEMPTION

  Optional Redemption. The Notes will be redeemable, in whole or in part, at
the option of the Company, at any time on or after         , 1999 at the
redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest to the date of redemption, if redeemed
during the 12-month period beginning on          of the years indicated below:

      YEAR   PERCENTAGE
      ----   ----------


  In addition to the optional redemption of the Notes in accordance with the
provisions of the preceding paragraph, prior to                 , 1997, the
Company may use the net proceeds of an Equity Offering to redeem up to 35% of the originally issued aggregate principal amount of Notes at a redemption price of 110% of the principal amount thereof plus accrued and unpaid interest to the redemption date.

  Selection and Notice. In the event that less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate, provided, however, that no Note of $1,000 or less shall be redeemed in part. Notice of redemption shall be mailed by first-class mail at least 30 days but not more than 60 days before the date of redemption to each holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the date of redemption, interest will cease to accrue on Notes or portions thereof called for redemption.

CHANGE OF CONTROL

  In the event of a Change of Control (the date of such occurrence, the "Change of Control Date"), the Company shall notify the holders of Notes in writing of such occurrence and shall make an offer to purchase (the "Change of Control Offer") on a business day (the "Change of Control Payment Date") not later than 60 days following the Change of Control Date all Notes then outstanding at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the Change of Control Payment Date.

  Notice of a Change of Control Offer shall be mailed by the Company to the holders of Notes not less than 30 days nor more than 45 days before the Change of Control Payment Date. The Change of Control Offer is required to remain open for at least 20 business days and until the close of business on the business day next preceding the Change of Control Payment Date.

  The Company will comply with any tender offer rules under the Exchange Act, which may then be applicable, including but not limited to Rule 14e-1, in connection with any Change of Control Offer required to be made by the Company as a result of a Change of Control.

RANKING

  The indebtedness of the Company evidenced by the Notes will rank senior in right of payment to all subordinated indebtedness of the Company and pari passu in right of payment with all other existing and future unsubordinated indebtedness of the Company.

  The Company is a holding company with limited assets of its own and conducts substantially all of its business through subsidiaries. Any right of the Company and its creditors, including holders of the Notes, to participate in the assets of any of the Company's subsidiaries upon any liquidation of any such subsidiary will be subject to the prior claims of the subsidiary's creditors, including trade creditors. Accordingly, after giving effect to the sale of the Notes, as of June 30, 1994, holders of the Notes would have been effectively subordinated to approximately $606.8 million of indebtedness and trade payables of subsidiaries of the Company. See "Certain Investment Considerations--Holding Company Structure."

CERTAIN COVENANTS

  Set forth below are certain covenants which will be contained in the Indenture.

  Limitation on Additional Indebtedness. The Indenture will provide that the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume, issue, guarantee, or in any manner become liable for or with respect to the payment of ("incur"), any Indebtedness (including Acquired Indebtedness), except for (each of which shall be given independent effect):

    (a) Indebtedness of the Company if, at the time of incurrence and after giving pro forma effect to the incurrence thereof, the EBITDA Coverage Ratio of the Company would be greater than or equal to 2.50:1;

    (b) Indebtedness of the Company or its Subsidiaries outstanding from time to time pursuant to the Revolving Credit Agreement (including Indebtedness in the nature of obligations with respect to overdraft protection) in a principal amount not to exceed in the aggregate (x) 75% of the net book value of the accounts receivable of the Company and its Subsidiaries calculated on a consolidated basis in accordance with GAAP, minus (y) $100,000,000;

    (c) Indebtedness under the Notes and the Indenture;

    (d) Indebtedness not otherwise referred to in this covenant and outstanding on the Issue Date;

    (e) Indebtedness of a Wholly-Owned Subsidiary issued to and held by the Company or another Wholly-Owned Subsidiary of the Company or Indebtedness of the Company issued to and held by a Wholly-Owned Subsidiary of the Company;

    (f) Indebtedness in the nature of or in connection with any Sale-Leaseback Transaction permitted under "Limitation on Sale-Leaseback Transactions" below;

    (g) Purchase Money Indebtedness of the Company or its Subsidiaries or Indebtedness of the Company or its Subsidiaries incurred in connection with or arising out of Capitalized Lease Obligations provided that the aggregate principal amount of Indebtedness incurred pursuant to this clause (g) shall not exceed, in the aggregate, 10% of the Company's Consolidated Net Worth;

    (h) the guarantee by the Company or by any Subsidiary of the Company of Indebtedness of any Subsidiary of the Company, which Indebtedness is otherwise permitted to be incurred pursuant to this "Limitation on Additional Indebtedness" covenant;

    (i) Indebtedness of a Subsidiary of the Company (which is not a Wholly-Owned Subsidiary of the Company) issued to and held by the Company or a Subsidiary of the Company; provided that such Indebtedness constitutes an Investment made pursuant to and in compliance with clause (v) of the "Limitation on Investments, Loans and Advances" covenant;

    (j) any deferrals, renewals, extensions, replacements, refinancings or refundings of, amendments, modifications or supplements to, Indebtedness incurred under clauses (a), (c) and (d) above, whether involving the same or any other lender or creditor or group of lenders or creditors; provided, that any such deferrals, renewals, extensions, replacements, refinancings, refundings, amendments, modifications or supplements (i) shall not provide for any mandatory redemption, amortization or sinking fund requirement in an amount greater than, or at a time prior to, the amounts and times specified in the Indebtedness being deferred, renewed, extended, replaced, refinanced, refunded, amended, modified or supplemented, (ii) shall not exceed the principal amount and/or liquidation preference (plus accrued dividends, interest and repayment premium, if any) of the Indebtedness being deferred, renewed, extended, replaced, refinanced, refunded, amended, modified or supplemented, and (iii) shall be contractually subordinated in right of payment to the Notes at least to the same extent as the Indebtedness being deferred, renewed, extended, replaced, refinanced, refunded, amended, modified or supplemented; provided that any Indebtedness of the Company that is deferred, renewed, extended, replaced, refinanced, refunded, amended, modified or supplemented ("Refinanced Company Indebtedness") shall subsequent to any such deferral, renewal, extension, replacement, refinancing, refunding, amendment, modification or supplement be solely the obligation of the Company (provided that to the extent that any such Refinanced Company Indebtedness was previously guaranteed by a Subsidiary of the Company, the Indebtedness represented by such guarantee may also be refinanced pursuant to and subject to the other terms and provisions of this clause (j));

    (k) Acquired Indebtedness of a Subsidiary of the Company (other than any such Acquired Indebtedness incurred in connection with or in anticipation of any Asset Acquisition) if, at the time of incurrence and after giving pro forma effect to the incurrence thereof, the EBITDA Coverage Ratio of the Company would be greater than 2.50:1; and

    (l) other Indebtedness of the Company that does not exceed $20,000,000 in aggregate principal amount and/or liquidation preference at any one time outstanding.

  Limitation on Restricted Payments. The Indenture will provide that the Company shall not make, and shall not permit any of its Subsidiaries to, directly or indirectly, make, any Restricted Payment, unless:

    (a) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such Restricted Payment;

    (b) at the time of and after giving effect to any such Restricted Payment, the Company could incur at least $1 of Indebtedness pursuant to clause (a) of the "Limitation on Additional Indebtedness" covenant; and

    (c) immediately after giving effect to such Restricted Payment, the aggregate of all Restricted Payments declared or made after the Issue Date through and including the date of such Restricted Payment (the "Base Period") does not exceed the sum of (i) 50% of the Company's cumulative Consolidated Net Income during the Base Period (or in the event such Consolidated Net Income shall be a deficit, minus 100% of such deficit) plus (ii) 100% of the aggregate Net Proceeds and the Fair Market Value of marketable securities and property received by the Company from the issue or sale, after the Issue Date, of Capital Stock (other than Disqualified Stock) of the Company or of any Indebtedness or other securities of the Company convertible into or exercisable or exchangeable for Capital Stock (other than Disqualified Stock) of the Company which has been so converted, exercised or exchanged, as the case may be. For purposes of determining under this clause (c) the amount expended for Restricted Payments, cash distributed shall be valued at the face amount thereof and property other than cash shall be valued at its Fair Market Value.

  The provisions of this covenant will not prohibit (i) the payment of any dividend within 60 days after the date of declaration thereof, if at such date of declaration such payment would comply with the provisions of the Indenture;
(ii) the retirement of any shares of Capital Stock or subordinated Indebtedness of the

Company in exchange for, by conversion into, or out of the Net Proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of other shares of Capital Stock of the Company (other than Disqualified Stock); and (iii) the redemption or retirement of subordinated Indebtedness of the Company in exchange for, by conversion into, or out of the Net Proceeds of the substantially concurrent incurrence of subordinated Indebtedness of the Company (other than any such subordinated Indebtedness owing to a Subsidiary of the Company) that is contractually subordinated in right of payment to the Notes and that is permitted to be incurred in accordance with the covenant described under "Limitation on Additional Indebtedness" above.

  In determining the amount of Restricted Payments permissible under clause (c) above, the amounts expended pursuant to clauses (i) and (ii) above shall be included as Restricted Payments.

  Limitation on Investments, Loans and Advances. The Indenture will provide that the Company shall not make and shall not permit any of its Subsidiaries to make any capital contributions, advances or loans to (including, without duplication, any guarantees of loans to), or investments in, or purchases of Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any Person (collectively, "Investments"), except: (i) Investments by the Company in any Wholly-Owned Subsidiary of the Company and Investments in the Company or a Wholly-Owned Subsidiary of the Company by any Subsidiary of the Company; (ii) Investments represented by either Capital Stock received in connection with a settlement of debts owing to the Company or any of its Subsidiaries or accounts receivable created or acquired in the ordinary course of business; (iii) advances or loans to employees in the ordinary course of business; (iv) Investments under or pursuant to interest rate protection agreements; (v) Investments made after the Issue Date in joint ventures, partnerships or Persons that are not Wholly-Owned Subsidiaries that are made solely for the purpose of acquiring businesses related to the Company's or its Subsidiaries' businesses in an aggregate amount not to exceed, when made, 10% of the Company's Consolidated Net Worth; (vi) loans or advances to franchisees made in the ordinary course of business; (vii) Cash Equivalents; and (viii) Investments permitted to be made under the "Limitation on Restricted Payments" covenant.

  Limitation on Liens. The Indenture will provide that the Company shall not, and shall not permit, cause or suffer any of its Subsidiaries to, create, incur or assume or, other than with respect to Liens created, incurred or assumed pursuant to clause (k) below, suffer to exist, any Lien of any kind upon any of its property or assets now owned or hereafter acquired by it, unless the Notes also are equally and ratably secured by such Lien, except for:

    (a) Permitted Liens;

    (b) Liens existing as of the Issue Date;

    (c) Liens securing Purchase Money Indebtedness, provided that (i) the Indebtedness secured by such Liens shall have otherwise been permitted to be incurred under the Indenture, and (ii) such Liens shall not encumber any other assets or property of the Company and its Subsidiaries (other than the assets or property purchased or constructed with the proceeds of such Purchase Money Indebtedness), and shall attach to such assets or property within 60 days of the acquisition or construction of such assets or property;

    (d) Liens on the assets or property of a Subsidiary of the Company existing at the time such Subsidiary became a Subsidiary of the Company and not incurred as a result of (or in connection with or in anticipation of) such Subsidiary becoming a Subsidiary of the Company, provided such Liens do not extend to or cover any property or assets of the Company or any of its Subsidiaries (other than the property or assets so acquired);

    (e) Liens on the accounts receivable and inventory of the Company and its Subsidiaries securing Indebtedness under the Revolving Credit Agreement;

    (f) Liens to secure Capitalized Lease Obligations, provided (i) such Liens do not extend to or cover any property or assets of the Company or any of its Subsidiaries (other than the property or assets subject to such Capitalized Lease Obligations) and (ii) the Capitalized Lease Obligations secured by such Liens shall have otherwise been permitted to be incurred under the Indenture;

    (g) Leases and subleases of real property which do not interfere with the ordinary conduct of the business of the Company or any of its Subsidiaries, and which are made on customary and usual terms applicable to similar properties;

    (h) Liens securing Indebtedness which is incurred to refinance Indebtedness which has been secured by a Lien permitted under the Indenture and is permitted to be refinanced under the Indenture, provided that such Liens do not extend to or cover any property or assets of the Company or any of its Subsidiaries not securing the Indebtedness so refinanced;

    (i) Liens in favor of customs and revenue authorities arising by operation of law to secure payment of customs duties in connection with the importation of goods, which custom duties are not overdue for a period of more than 60 days;

    (j) Liens in favor of the Company or any Subsidiary of the Company on the assets of any Subsidiary of the Company;

    (k) Liens securing Indebtedness of the Company and its Subsidiaries, provided that the aggregate amount of outstanding Indebtedness secured by such Liens plus the aggregate amount of outstanding Attributable Indebtedness of the Company and its Subsidiaries shall not exceed at any one time 10% of the Consolidated Net Worth of the Company and its Subsidiaries;

    (l) Liens in the form of cash collateral pledged by Subsidiaries of the Company to support their reimbursement obligations under letters of credit entered into in the ordinary course of business in connection with the purchase of inventory and Liens securing reimbursement obligations under letters of credit but only to the extent such Liens are in or upon inventory the purchase of which was financed by such letters of credit;

    (m) Liens on inventory granted pursuant to "flooring arrangements" entered into in the ordinary course of business and consistent with past business practices; and

    (n) Liens on property or assets sold or securitized pursuant to an asset securitization transaction; provided that the Net Cash Proceeds from any such sale are applied as provided under "Disposition of Proceeds of Asset Sales."

  Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries. The Indenture will provide that the Company shall not, and shall not permit any Subsidiary of the Company to, directly or indirectly, create or otherwise cause or suffer to exist or become effective, or enter into any agreement with any Person that would cause or create, any consensual encumbrance or restriction of any kind on the ability of any Subsidiary of the Company to (a) pay dividends, in cash or otherwise, or make any other distributions on its Capital Stock or any other interest or participation in, or measured by, its profits owned by the Company or a Subsidiary of the Company, (b) make any loans or advances to, or pay any Indebtedness owed to, the Company or any Subsidiary of the Company or (c) transfer any of its properties or assets to the Company or to any Subsidiary of the Company, except, in each case, for such encumbrances or restrictions existing under or contemplated by or by reason of (i) any agreements in effect on the Issue Date (including the Indenture); (ii) any Person or the property or assets of such Person acquired by the Company or any Subsidiary of the Company and existing at the time of such acquisition (but not created in contemplation of such acquisition), which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person (or any Subsidiary of such Person) or the property or assets of such Person so acquired; (iii) any restrictions existing under any agreement that renews, refinances, defers, extends, amends, modifies, supplements, or replaces an agreement containing a restriction permitted by clause (i) or (ii) above, provided that the terms and conditions of any such restrictions are not materially less favorable in the aggregate to the holders of the Notes than those under or pursuant to the agreement being renewed, refinanced, deferred, extended, amended, modified, supplemented or replaced; and (iv) restrictions contained in agreements evidencing Indebtedness of a Subsidiary of the Company issued to and held by the Company or a Subsidiary of the Company, provided that the terms and conditions of any such restrictions are not materially less favorable in the aggregate to the holders of the Notes than those contained in that certain Promissory Note of Merisel Americas in favor of the Company, as in effect on the Issue Date.

  Limitation on Sale-Leaseback Transactions. The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, enter into any Sale-Leaseback Transaction, unless at least one of the following conditions is satisfied:

    (i) the lease with respect to such Sale-Leaseback Transaction is between the Company and a Wholly-Owned Subsidiary of the Company or between Wholly-Owned Subsidiaries of the Company;

    (ii) the Company or a Subsidiary of the Company could create a Lien to secure Indebtedness in an amount at least equal to the Attributable Indebtedness in connection with such Sale-Leaseback Transaction; or

    (iii) the Company or a Subsidiary of the Company within 90 days of the effective date of such Sale-Leaseback Transaction makes an optional prepayment of principal with respect to any Indebtedness which, to the extent such Indebtedness is Indebtedness of the Company, ranks pari passu with the Notes and in any event is in an amount at least equal to the Attributable Indebtedness in connection with such Sale-Leaseback Transaction (less any transaction costs actually incurred in connection with such Sale-Leaseback Transaction).

  Disposition of Proceeds of Asset Sales. The Indenture will provide that the Company shall not, and shall not permit any of its Subsidiaries to, make any Asset Sale unless (a) such Asset Sale is for Fair Market Value, (b) the consideration received therefor consists of at least 85% cash or Cash Equivalents (with Indebtedness of the Company or its Subsidiaries assumed by the purchaser being counted as cash for such purposes if the Company and its Subsidiaries are permanently released from all liability therefor), and (c) the Company shall or shall cause its Subsidiary, as the case may be, to commit to apply the Net Cash Proceeds of such Asset Sale within 270 days of such Asset Sale and shall apply such Net Cash Proceeds within 360 days of such Asset Sale as follows:

    (i) to permanently prepay any Indebtedness of a Subsidiary of the Company (provided that in connection with any such prepayment, the related loan commitment (if any) is permanently reduced in an amount equal to the amount so prepaid);

    (ii) to acquire or construct property or assets in lines of business related to the Company's and its Subsidiaries' business on the Issue Date; or

    (iii) to make an offer to purchase (the "Asset Sale Offer") from all holders of Notes, up to a maximum principal amount (expressed as a multiple of $1,000) of Notes equal to, to the extent the Company elects not to apply Net Cash Proceeds pursuant to the preceding clauses (i) and (ii), 100% of such Net Cash Proceeds or to the extent the Company elects to apply Net Cash Proceeds pursuant to the preceding clauses (i) and (ii), the amount of any Net Cash Proceeds remaining after such application (the "Available Amount"). Any Asset Sale Offer shall be at a purchase price per Note equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of purchase, provided that the Company may defer any Asset Sale Offer until there is an aggregate unutilized Available Amount equal to or in excess of $5,000,000 resulting from one or more Asset Sales (at which time the entire unutilized Available Amount, and not just the amount in excess of $5,000,000, shall be applied as required pursuant to this paragraph). The Asset Sale Offer shall remain open for a period of 20 business days or such longer period as may be required by law. To the extent the Asset Sale Offer is not fully subscribed to by the holders of the Notes, the Company may retain, subject to the other provisions contained in the Indenture, any unutilized portion of the Net Cash Proceeds.

  The Company will comply with any tender offer rules under the Exchange Act which may then be applicable, including but not limited to Rule 14e-1, in connection with any Asset Sale Offer required to be made by the Company.

  Ownership of Stock of Wholly-Owned Subsidiaries. The Indenture will provide that the Company shall at all times maintain ownership, directly or indirectly through one or more other Wholly-Owned Subsidiaries, of 100% of each class of voting securities of, and all other equity securities in, each Wholly-Owned Subsidiary of the Company existing on the Issue Date (other than any such securities representing any director's qualifying shares or investments by foreign nationals mandated by applicable law), except any Wholly-Owned Subsidiary that shall be disposed of in its entirety or consolidated or merged with or into the Company or another Wholly-Owned Subsidiary of the Company, in each case in accordance with the provisions described under "Consolidation, Merger, Conveyance, Transfer or Lease" below and "Disposition of Proceeds of Asset Sales" above.

  Limitation on Transactions with Affiliates. The Indenture will provide that the Company shall not, and the Company shall not permit, cause or suffer any Subsidiary of the Company to, conduct any business or enter into any transaction or series of transactions with or for the benefit of any Affiliate of the Company or any of its Subsidiaries (each an "Affiliate Transaction"), except in good faith and on terms that are no less favorable to the Company or such Subsidiary, as the case may be, than those that could have been obtained in a comparable transaction on an arm's-length basis from a Person not an Affiliate of the Company or such Subsidiary. All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other market value in excess of $1.0 million shall be approved by the Board of Directors of the Company, such approval to be evidenced by a Board Resolution stating that such Board of Directors has, in good faith, determined that such transaction complies with the foregoing provisions. Notwithstanding the foregoing, the restrictions set forth in this covenant shall not apply to customary directors' fees and consulting fees, transactions between or among the Company and one or more Wholly-Owned Subsidiaries of the Company or transactions between or among one or more Wholly-Owned Subsidiaries of the Company.

REPORTS

  Pursuant to the Indenture, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will file with the Commission and the Trustee and distribute to holders of the Notes copies of the financial information that would have been contained in such annual reports and quarterly reports that the Company would have been required to file with the Commission pursuant to the Exchange Act. Such financial information shall include annual reports containing consolidated financial statements and notes thereto, together with an opinion thereon expressed by an independent public accounting firm, management's discussion and analysis of financial condition and results of operations as well as quarterly reports containing unaudited condensed consolidated financial statements for the first three quarters of each fiscal year.

CONSOLIDATION, MERGER, CONVEYANCE, TRANSFER OR LEASE

  The Indenture will provide that the Company shall not consolidate with or merge with or into or sell, assign, convey, lease or transfer all or substantially all of its properties and assets as an entirety to any Person or group of affiliated Persons in a single transaction or through a series of transactions, and the Company will not permit any of its Subsidiaries to enter into any such transaction or series of transactions, if such transaction or series of transactions would result in a sale, assignment, conveyance, lease or transfer of all or substantially all of the properties and assets of the Company and its Subsidiaries taken as a whole, unless after giving effect thereto: (a) the Company shall be the continuing Person, or the resulting, surviving or transferee Person (the "surviving entity") shall be a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia, (b) the surviving entity shall expressly assume, by a supplemental indenture executed and delivered to the Trustee in form and substance reasonably satisfactory to the Trustee, all of the obligations of the Company under the Notes and the Indenture; (c) immediately before and immediately after giving effect to such transaction or series of transactions (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing; (d) the Company or the surviving entity shall, immediately after giving effect to such transaction or series of transactions, have a Consolidated Net Worth (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions) equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction or series of transactions; (e) immediately after giving effect to such transaction or series of transactions on a pro forma basis, the Company or the surviving entity could incur $1 of Indebtedness pursuant to clause (a) of the "Limitation on Additional Indebtedness" covenant above; and (f) the Company or the surviving entity shall have delivered to the Trustee an Officer's Certificate stating that such consolidation, merger, sale, assignment, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction or series of transactions, such supplemental indenture complies with this covenant and that all conditions precedent in the Indenture relating to such transaction or series of transactions have been satisfied.

EVENTS OF DEFAULT

  The following are Events of Default under the Indenture:

    (i) default in the payment of any interest on the Notes when it becomes due and payable and the continuance of any such default for a period of 30 days; or

    (ii) default in the payment of the principal of or premium, if any, on the Notes when due and payable at maturity, upon redemption, pursuant to an offer to purchase required under the Indenture, by acceleration or otherwise; or

    (iii) default in the performance, or breach, of any covenant in the Indenture (other than defaults specified in clause (i) or (ii) above), and the continuance of such default or breach for a period of 30 days after written notice thereof has been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the outstanding Notes; or

    (iv) failure by the Company or any Subsidiary (a) to make any payment when due, after giving effect to any applicable periods of grace, with respect to any other Indebtedness under one or more classes or issues of Indebtedness in an aggregate principal amount of $10,000,000 or more; or
  (b) to perform any term, covenant, condition or provision of one or more classes or issues of Indebtedness in an aggregate principal amount of $10,000,000 or more, which failure, in the case of this clause (b), results in an acceleration of the maturity thereof; or

    (v) one or more judgments, orders or decrees for the payment of money in excess of $10,000,000, either individually or in an aggregate amount, shall be entered against the Company, any of its Subsidiaries or any of their respective properties and shall not be satisfied or discharged, and there shall have been a period of 60 days during which a stay of enforcement of such judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; or

    (vi) certain events of bankruptcy or insolvency, reorganization or similar proceedings with respect to the Company or any Material Subsidiary shall have occurred.

  If an Event of Default (other than an Event of Default specified in clause
(vi) above with respect to the Company) occurs and is continuing, then the holders of at least 25% in aggregate principal amount of the outstanding Notes may, by written notice to the Company and the Trustee, and the Trustee upon the request of the holders of not less than 25% in aggregate principal amount of the outstanding Notes shall declare the principal of, premium, if any, and accrued interest on all the Notes to be due and payable immediately. Upon any such declaration such principal, premium, if any, and accrued interest shall become due and payable immediately. If an Event of Default specified in clause (vi) occurs with respect to the Company and is continuing, then the principal of, premium, if any, and accrued interest on all the Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder.

  After a declaration of acceleration, the holders of a majority in aggregate principal amount of the outstanding Notes may, by written notice to the Trustee, rescind such declaration of acceleration if all existing Events of Default have been cured or waived, other than non-payment of principal of and accrued interest on the Notes that has become due solely as a result of such acceleration and if the rescission of acceleration would not conflict with any judgment or decree. The holders of a majority in aggregate principal amount of the outstanding Notes also have the right to waive past defaults under the Indenture except a default in the payment of the principal of, premium, if any, or interest on any Note or in respect of a covenant or a provision which cannot be modified or amended without the consent of all holders.

  No holder of any of the Notes has any right to institute any proceeding with respect to the Indenture or any remedy thereunder unless the holders of at least 25% in aggregate principal amount of the outstanding Notes have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, the Trustee does not pursue the remedy addressed in such request within 15 days after receipt of such notice and offer, and the Trustee has not within such 15-day period received directions inconsistent with such written request from holders of a majority in principal amount of the outstanding Notes. Such limitations do not apply, however, to a suit instituted by a holder of a Note for the enforcement of the payment of the principal of, premium, if any, or accrued interest on such Note on or after the due date expressed in such Note.

  During the existence of an Event of Default known to the Trustee, the Trustee is required to exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise thereof as a prudent Person would exercise under the circumstances in the conduct of such Person's own affairs. Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee is not under any obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders unless such holders shall have offered the Trustee reasonable indemnity. Subject to certain provisions concerning the rights of the Trustee, the holders of a majority in aggregate principal amount of the outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

DEFEASANCE

  The Company may at any time terminate all of its obligations with respect to the Notes ("legal defeasance"), except for certain obligations, including those regarding any trust established for a defeasance and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain agencies in respect of the Notes. The Company may at any time terminate its obligations under certain covenants set forth in the Indenture, some of which are described under "Certain Covenants" above, and any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Notes issued under the Indenture ("covenant defeasance"). In order to exercise either legal defeasance or covenant defeasance, the Company must irrevocably deposit in trust with the Trustee, for the benefit of the holders of the Notes, money or U.S. government obligations, or a combination thereof, in such amounts as will be sufficient to pay the principal of, premium, if any, and interest on the Notes to redemption or maturity and comply with certain other conditions, including the delivery of an opinion as to certain tax and bankruptcy matters.

SATISFACTION AND DISCHARGE

  The Indenture will be discharged and will cease to be of further effect (except as to certain surviving rights or registration of transfer or exchange of Notes) as to all outstanding Notes when either (a) all such Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid) have been delivered to the Trustee for cancellation and the Company has paid all sums payable by it under the Indenture or (b)(i) all such Notes not theretofore delivered to the Trustee for cancellation have become due and payable pursuant to the redemption provisions of the Indenture, and the Company has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose an amount of money sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption, and (ii) the Company has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be. In addition, the Company must deliver an Officers' Certificate and an Opinion of Counsel stating that all conditions precedent to satisfaction and discharge have been complied with.

AMENDMENTS AND WAIVERS

  From time to time the Company, when authorized by a Board Resolution, and the Trustee may, without the consent of the holders of the Notes, amend, waive or supplement the Indenture or the Notes for certain specified purposes, including, among other things, curing ambiguities, defects or inconsistencies, maintaining the qualification of the Indenture under the Trust Indenture Act or making any change that does not adversely affect the rights of any holder. Other amendments and modifications of the Indenture or the Notes may be made by the Company and the Trustee with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding Note affected thereby, (i) reduce the principal amount outstanding, extend the fixed maturity or alter the redemption provisions of the Notes,(ii) change the currency in which any Notes or any premium or accrued interest thereon is payable, (iii) reduce the percentage in principal amount outstanding of Notes necessary for consent to an amendment, supplement or waiver or consent to take any action under the Indenture or the Notes, (iv) impair the right to institute suit for the enforcement of any payment on or with respect to the Notes, (v) waive a default in payment with respect to the Notes, (vi) reduce the rate or extend the time for payment of interest on the Notes, (vii) amend, change or modify the obligation of the Company to make and consummate a Change of Control Offer or Asset Sale Offer or modify any of the provisions or definitions with respect thereto.

CERTAIN DEFINITIONS

  Set forth below is a summary of certain defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

  "Acquired Indebtedness" means Indebtedness of a Person existing at the time such Person becomes a Subsidiary of the Company or assumed in connection with an Asset Acquisition of such Person, including, without limitation, Indebtedness incurred in connection with, or in anticipation of, such Person's becoming a Subsidiary of the Company.

  "Affiliate" of any specified Person means any other Person which, directly or indirectly, controls, is controlled by or is under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "affiliated," "controlling" and "controlled" have meanings correlative to the foregoing.

  "Asset Acquisition" means (i) any capital contribution (by means of transfers of cash or other property to others or payments for property or services for the account or use of others or otherwise) or purchase or acquisition of Capital Stock by the Company or any of its Subsidiaries to or in any other Person, in either case as a result of which such Person shall become a Subsidiary of the Company or any of its Subsidiaries or shall be merged with or into the Company or any of its Subsidiaries or (ii) any acquisition by the Company or any of its Subsidiaries of the assets of any Person which constitute substantially all of an operating unit or business of such Person.

  "Asset Sale" means any direct or indirect sale, conveyance, transfer, lease (including by means of sale- leaseback) or other disposition to any Person other than the Company or a Subsidiary of the Company, in one transaction or a series of related transactions, of (i) any Capital Stock of any Subsidiary of the Company (including by way of issuance by such Subsidiary) or (ii) any other property or asset of the Company or any Subsidiary of the Company, in each case other than inventory or obsolete or excess equipment sold in the ordinary course of business, inventory sold to vendors or flooring companies whether or not in the ordinary course of business and other than such isolated transactions which do not exceed $1,000,000 individually. For the purposes of this definition, the term "Asset Sale" shall not include (i) a sale, transfer or securitization of receivables not a part of a sale or transfer of the business from which they arose, (ii) any disposition of properties and assets of the Company or any Subsidiary that is governed under and complies with the "Consolidation, Merger, Conveyance, Transfer or Lease" covenant or clause (iii) of the "Limitations on Sale Lease-Back Transactions" covenant described above ,
(iv) rights granted to franchisees pursuant to franchise agreements entered into in the ordinary course of business or (v) any sale of the Company's Capital Stock.

  "Attributable Indebtedness" means in respect of a Sale Lease-Back Transaction, as at the time of determination, the greater of (i) the fair value of the property subject to such Sale Lease-Back Transaction or (ii) the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale Lease-Back Transaction (including any period for which such lease has been extended).

  "Board Resolution" means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification and delivered to the Trustee.

  "Capital Stock" means, with respect to any Person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting or non-voting) of, such Person's capital stock, whether outstanding on the Issue Date or issued after the Issue Date, and any and all rights, warrants or options exchangeable for or convertible into such capital stock.

  "Capitalized Lease Obligation" means any obligation to pay rent or other amounts under a lease of (or other agreement conveying the right to use) any property (whether real, personal or mixed) that is required to be classified and accounted for as a capital lease obligation under GAAP, and, for the purpose of the Indenture, the amount of such obligation at any date shall be the capitalized amount thereof at such date, determined in accordance with GAAP.

  "Cash Equivalents" means, at any time, (i) commercial paper, bankers acceptances, time deposits, and certificates of deposit with final maturities of one year or less issued by banks, trust companies, and savings and loan institutions organized under the laws of a jurisdiction within the United States of America or, with respect to a Subsidiary of the Company, under the laws of the country in which such Subsidiary operates having (x) capital and surplus at the end of the most recently ended fiscal year in excess of US $100,000,000 and (y) in the case of any United States entities, a commercial paper rating of "A-1" or better by Standard and Poor's Corporation or "P-1" or better by Moody's Investors Service, Inc.; (ii) direct obligations of the United States of America or obligations of any instrumentality or agency thereof, with respect to which the payment of principal and interest is unconditionally guaranteed by the United States of America; provided however, that any such obligation shall be payable in US dollars and shall have a final maturity date no more than one year after the acquisition thereof; (iii) repurchase agreements of banks or brokerage institutions organized under the laws of a jurisdiction within the United States of America or, with respect to a Subsidiary of the Company, under the laws of the country in which such Subsidiary operates having capital and surplus at the end of its most recently ended fiscal year in excess of US $100,000,000; provided however, that any such agreement shall be payable in dollars or, with respect to a Subsidiary of the Company, the applicable local currency, shall have a final maturity date no more than one year after the acquisition thereof, and shall be fully collaterized; (iv) time deposits, eurodollar certificates of deposit of foreign branches of the institutions described in clause (iii) above and obligations of money market funds which invest in any such time deposits and eurodollar certificates of deposit; provided however, that any such deposit or obligation shall be payable in U.S. dollars or, with respect to a Subsidiary of the Company, the applicable local currency, and shall have a final maturity date no more than one year after the acquisition thereof.

  "Change of Control" means (a) all or substantially all of the assets of the Company are sold, leased, exchanged, or otherwise transferred to any person or entity or group of persons or entities acting in concert as a partnership or other group (a "Group of Persons") other than an Affiliate of the Company, (b) the Company is merged or consolidated with or into another corporation with the effect that the then-existing equity holders hold less than 50% of the combined voting power of the then-outstanding securities of the surviving corporation of such merger or the corporation resulting from such consolidation ordinarily (and apart from rights arising under special circumstances) having the right to vote in the election of directors,(c) a majority of the Board of Directors of the Company shall be replaced, over a two-year period, from the directors who constituted the Board of Directors of the Company at the beginning of such period, and such replacement shall not have been approved by a vote of at least a majority of the Board of Directors then still in office who either were members of such Board of Directors at the beginning of such period or whose election as a member of such Board of Directors was previously so approved, (d) a Person or Group of Persons shall, as a result of a tender or exchange offer, open market purchases, privately negotiated purchases or otherwise, have become the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of the securities of the Company representing 50% or more of the combined voting power of the then-outstanding securities of the Company ordinarily (and apart from rights arising under special circumstances) having the right to vote in the election of directors.

  "Consolidated EBITDA" means with respect to any Person, for any period, the Consolidated Net Income of such Person for such period, increased (to the extent deducted in determining Consolidated Net Income) by the sum of the following items of such Person and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP: (i) depreciation, (ii) amortization, including, without limitation, amortization of capitalized debt issuance costs, (iii) Consolidated Interest Expense, (iv) all United States Federal, state and foreign income taxes paid or accrued (other than income taxes attributable to extraordinary, unusual or non-recurring gains or losses), and (v) any other non-cash charges to the extent deducted from Consolidated Net Income.

  "Consolidated Interest Expense" means, with respect to any period, for any Person all cash and non-cash interest expense (including capitalized interest, amortization of original issue discount and the interest portion of deferred payment obligations) of such Person and its Subsidiaries determined in accordance with GAAP (exclusive of deferred financing fees of such Person and its Subsidiaries) and the aggregate amount of cash dividends or other distributions accrued, declared or paid on Capital Stock (other than Common Stock) of such Person and its Subsidiaries.

  "Consolidated Net Income" means, with respect to any Person, for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided, however, that (a) the Net Income of any Person (the "Other Person") in which the Person in question or any of its Subsidiaries has a joint interest with a third party (which interest does not allow the Net Income of such Other Person to be consolidated into the Net Income of the Person in question in accordance with GAAP) shall be included only to the extent of the amount of dividends or distributions actually paid to the Person in question or the Subsidiary, (b) the Net Income of any Subsidiary of the Person in question that is subject to any contractual restriction or limitation on the payment of dividends or the making of other distributions shall be excluded to the extent of such restriction or limitation, (c) other than with respect to the calculation of the "EBITDA Coverage Ratio," the Net Income (or loss) of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded, (d) any net gain (but not net loss) resulting from an Asset Sale by the Person in question or any of its Subsidiaries other than in the ordinary course of business shall be excluded, and (e) extraordinary gains and losses and any one-time increase or decrease to Net Income that is required to be recorded because of the adoption of new accounting policies, practices or standards required by GAAP shall be excluded.

  "Consolidated Net Worth" means, with respect to any Person at any date of determination, the consolidated stockholders' equity represented by the shares of such Person's Capital Stock (other than Disqualified Stock) outstanding at such date, as determined on a consolidated basis in accordance with GAAP.

  "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

  "Disqualified Stock" means, with respect to any Person, any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking-fund obligation or otherwise, or is exchangeable for Indebtedness, or is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the final maturity date of the Notes.

  "EBITDA Coverage Ratio" means, with respect to any Person, the ratio of (i) Consolidated EBITDA of such Person for the four full fiscal quarters for which financial statements are available that immediately precede the date of the transaction or other circumstances giving rise to the need to calculate the EBITDA Coverage Ratio (the "Transaction Date") to (ii) Consolidated Interest Expense of such Person for such four full fiscal quarter period. For purposes of this definition, if the Transaction Date occurs prior to the date on which the Company's consolidated financial statements for the four full fiscal quarters subsequent to the Issue Date are first available, then "Consolidated EBITDA" and "Consolidated Interest Expense" shall be calculated, in the case of the Company, after giving effect on a pro forma basis as if the Notes outstanding on the Transaction Date were issued and as if any Indebtedness repaid with the proceeds of the Notes was repaid on the first day of such four-full-fiscal-quarter period. In addition to and without limitation of the foregoing two sentences, for purposes of this definition, "Consolidated EBITDA" and "Consolidated Interest Expense" shall be calculated after giving effect on a pro forma basis for the period of such calculation to (i) the incurrence of or permanent redemption or repayment of any Indebtedness of such Person or any of its Subsidiaries at any time during the period (the "Reference Period") (A) commencing on the first day of the four-full-fiscal-quarter period for which financial statements are available that precedes the Transaction Date and (B) ending on and including the Transaction Date, as if the incurrence of any Indebtedness giving rise to the need to make such calculation, as well as the incurrence of any other Indebtedness or the permanent redemption or repayment of any Indebtedness occurred on the first day of the Reference Period; provided, that if such Person or any of its Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the above clause shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or Subsidiary had directly incurred such guaranteed Indebtedness and (ii) any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of the Company or any of its Subsidiaries (including any Person who becomes a Subsidiary as a result of the Asset Acquisition) incurring Acquired Indebtedness) occurring during the Reference Period and any retirement of Indebtedness in connection therewith as if such Asset Sale or Asset Acquisition and/or retirement occurred on the first day of the Reference Period. Furthermore, in calculating the denominator (but not the numerator) of this "EBITDA Coverage Ratio," (1) subject to the next succeeding clause (2), interest on Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to accrue at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; and (2) notwithstanding clause (1) above, interest on

Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to interest rate protection obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

  "Equity Offering" means an underwritten registered public offering of Capital Stock (other than Disqualified Stock) of the Company pursuant to a registration statement that has been declared effective by the Commission.

  "Fair Market Value" or "fair value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free-market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value shall be determined by the Board of Directors of the Company acting in good faith and shall be evidenced by a Board Resolution delivered to the Trustee.

  "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, as of the Issue Date.

  "Indebtedness" means, with respect to any Person, without duplication (i) any liability, contingent or otherwise, of such Person (A) for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof) or (B) evidenced by a note, debenture or similar instrument or letters of credit (excluding undrawn documentary letters of credit for trade payables arising in the ordinary course of business), including a purchase money obligation or other obligation relating to the deferred purchase price of property (other than trade payables incurred in the ordinary course of business but including any liability for the payment of money relating to a Capitalized Lease Obligation); (ii) any liability of others of the kind described in the preceding clause (i), which the Person has guaranteed or which is otherwise its legal liability (excluding accounts payable of the Company or any of its Subsidiaries incurred in the ordinary course of business); (iii) any obligation secured by a Lien to which the property or assets of such Person are subject, whether or not the obligations secured thereby shall have been assumed by or shall otherwise be such Person's legal liability (excluding Liens on inventory sold pursuant to flooring arrangements or accounts receivable (or property securing or otherwise supporting accounts receivable) sold pursuant to any securitization transaction); and (iv) any and all deferrals, renewals, extensions, replacements, refinancing and refundings of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (i), (ii) or (iii). In addition, Indebtedness shall include, with respect to the Company, any Disqualified Stock of the Company and with respect to a Subsidiary of the Company, any Preferred Stock of such Subsidiary. Indebtedness shall not include any obligations under interest rate protection agreements entered into to protect against changes in interest rates or currency hedging agreements entered into to protect against changes or fluctuations in currencies.

  "Issue Date" means the date of original issuance of the Notes.

  "Lien" means any mortgage, lien (statutory or other), pledge, security interest, encumbrance, hypothecation, assignment for security or other security agreement of any kind or nature whatsoever. For purposes of the Indenture, a Person shall be deemed to own subject to a Lien any property that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such Person.

  "Material Subsidiary" means a Subsidiary of the Company which would constitute a "significant subsidiary" of the Company within the meaning of Regulation S-X of the Commission. In any event, for purposes of the Indenture, Merisel Europe, Merisel Americas and Merisel FAB shall be deemed to be Material Subsidiaries of the Company.

  "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds thereof received by the Company or any Subsidiary of the Company in the form of cash or Cash Equivalents, including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (except to the extent that such obligations with respect to Indebtedness are financed or sold with recourse to the Company or any of its Subsidiaries) net of (i) brokerage commissions and other reasonable fees and expenses (including reasonable fees and expenses of counsel and investment bankers) related to such Asset Sale; (ii) provisions for all taxes payable as a result of such Asset Sale; (iii) payments made to retire Indebtedness secured by the assets subject to such Asset Sale to the extent required pursuant to the terms of such Indebtedness; and(iv) appropriate amounts to be provided by the Company or any of its Subsidiaries, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any of its Subsidiaries, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

  "Net Income" means, with respect to any Person for any period, the net income
(loss) of such Person determined in accordance with GAAP.

  "Net Proceeds" means (a) in the case of any sale of Capital Stock (other than Disqualified Stock) by the Company, the aggregate net proceeds received by the Company, after payment of expenses (including legal and accounting fees), commissions and the like incurred in connection therewith, whether such proceeds are in cash or in property (valued at the Fair Market Value thereof, as determined in good faith by the Board of Directors of the Company, at the time of receipt), (b) in the case of any exchange, exercise or conversion of outstanding securities of any kind of the Company for or into shares of Capital Stock of the Company that is not Disqualified Stock, the net book value of such outstanding securities on the date of such exchange, exercise, conversion or surrender (plus any additional amount required to be paid by the holder to the Company upon such exchange, exercise, conversion or surrender, less any and all payments made to the holders, e.g., on account of fractional shares, and less all expenses incurred by the Company in connection therewith), and (c) in the case of the issuance of any subordinated Indebtedness by the Company, the aggregate net cash proceeds received by the Company, after payment of expenses (including legal and accounting fees), commissions and the like incurred in connection therewith.

  "Permitted Liens" means, with respect to any Person, any lien arising by reason of (a) any attachment, judgment, decree or order of any court, so long as such lien is being contested in good faith and is either adequately bonded or execution thereon has been stayed pending appeal or review, and any appropriate legal proceedings that may have been duly initiated for the review of such attachment, judgment, decree or order shall not have been finally terminated, or the period within which such proceedings may be initiated shall not have expired; (b) taxes, assessments or governmental charges not yet delinquent or that are being contested in good faith; (c) security for payment of workers' compensation or other insurance; (d) security for the performance of tenders, bids, leases and contracts (other than contracts for the payment of money);(e) deposits to secure public or statutory obligations or in lieu of surety or appeal bonds or to secure permitted contracts for the purchase or sale of any currency entered into in the ordinary course of business; (f) operation of law in favor of carriers, warehousemen, landlords, mechanics, materialmen, laborers, employees or suppliers, incurred in the ordinary course of business for sums that are not yet delinquent or are being contested in good faith by negotiations or by appropriate proceedings that suspend the collection thereof;(g) security for surety or appeal bonds; and (h) easements, rights-of-way, zoning and similar covenants and restrictions and other similar encumbrances or title defects which, in the aggregate, are not substantial in amount and which do not in any case materially interfere with the ordinary conduct of the business of the Company or any of its Subsidiaries.

  "Person" means any individual, corporation, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

  "Preferred Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of such Person's preferred or preference stock whether now outstanding or issued after the Issue Date, and including, without limitation, all classes and series of preferred or preference stock of such Person.

  "Purchase Money Indebtedness" means any Indebtedness incurred in the ordinary course of business by a Person to finance the cost (including the cost of construction) of an item of property, the principal amount and/or liquidation preference of which does not exceed the sum of (i) 100% of such cost and (ii) the reasonable fees and expenses of such Person (including any sales taxes) incurred in connection therewith.

  "Restricted Investment" means an Investment other than an Investment permitted by clauses (i)-(vii) of the covenant described under "Limitation on Investments, Loans and Advances."

  "Restricted Payment" means any of the following: (i) the declaration or payment of any dividend or any other distribution on Capital Stock of the Company or any Subsidiary of the Company or any payment made to the direct or indirect holders (in their capacities as such) of Capital Stock of the Company or any Subsidiary of the Company (other than (x) dividends or distributions payable solely in Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to purchase Capital Stock (other than Disqualified Stock) and (y) in the case of Subsidiaries of the Company, dividends or distributions payable to the Company or to a Subsidiary of the Company), (ii) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company or any of its Subsidiaries (other than any such Capital Stock owned by the Company or any of its Wholly-Owned Subsidiaries),
(iii) the making of any principal payment on, or the purchase, defeasance, repurchase, redemption or other acquisition or retirement for value, prior to any scheduled maturity, scheduled repayment or scheduled sinking-fund payment, of any Indebtedness that is subordinated in right of payment to the Notes (other than Indebtedness acquired in anticipation of satisfying a sinking-fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition) and (iv) the making of any Restricted Investment.

  "Revolving Credit Agreement" means, collectively, the credit agreements to which the Company or any of its Subsidiaries is or becomes a party (irrespective of the term of any such credit agreement), in each case providing for short-term working capital financing, as any such credit agreement may at any time be amended, amended and restated, supplemented or otherwise modified, including any refinancing, refunding, renewal, deferral, replacement, or extension thereof by the same or any other lender or group of lenders.

  "Sale-Leaseback Transaction" means any arrangement with any Person providing for the leasing by the Company or any Subsidiary of the Company of any real or tangible personal property owned by the Company or a Subsidiary of the Company as of the Issue Date or thereafter acquired, which property has been or is to be sold or transferred by the Company or such Subsidiary to a Person and leased back from such Person.

  "Subsidiary" means, with respect to any Person, (i) any corporation of which the outstanding Capital Stock having more than 50% of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person, by a Subsidiary of such Person or by such Person and a Subsidiary of such Person, or (ii) any other Person (other than a corporation) of which more than 50% of the voting interest is at the time, directly or indirectly, owned by such Person, by a Subsidiary of such Person or by such Person and a Subsidiary of such Person.

  "Wholly-Owned Subsidiary" means any Subsidiary of the Company, 100% of the Capital Stock of which (other than shares of Capital Stock representing any director's qualifying shares or investments by foreign nationals mandated by applicable law) is owned by the Company, by a Wholly-Owned Subsidiary of the Company or by the Company and a Wholly-Owned Subsidiary of the Company.

                                  UNDERWRITING

  Citicorp Securities, Inc. ("Citicorp"), Citibank Canada Securities Limited and Citibank International plc (collectively, the "Underwriters") have agreed, subject to the terms and conditions set forth in the Underwriting Agreement among the Company and the Underwriters, to purchase from the Company the aggregate principal amount of Notes set forth opposite its name below.

                                                                PRINCIPAL AMOUNT
      UNDERWRITER                                                   OF NOTES
      -----------                                               ----------------
      Citicorp Securities, Inc.................................   $
      Citibank Canada Securities Limited.......................
      Cititbank International plc..............................
                                                                  ------------
          Total................................................   $150,000,000
                                                                  ============

  The nature of the Underwriters' obligation is such that they are committed to purchase all of the Notes if any are purchased.

  The Underwriters propose to offer the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus. The Underwriters have advised the Company that sales of the Notes may be made to
certain selected dealers at a concession not in excess of      % per Note, and
that the Underwriters may allow, and such dealers may reallow, a concession not
in excess of      % per Note to certain other dealers. After the initial public offering of the Notes, the public offering price, concessions and reallowances with respect to the Notes may be changed.

  The Company has been advised by Citicorp that it presently intends to make a market in the Notes; however, Citicorp is not obligated to do so and any market-making activities with respect to the Notes may be discontinued at any time without notice. There can be no assurance that an active public market for the Notes will develop or be maintained. See "Certain Investment
Considerations--No Public Market."

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or to contribute to payments the Underwriters may be required to make in respect of such liabilities.

  Citibank International plc and Citibank Canada Securities Limited have each agreed that, as part of the distribution of the Notes offered hereby and subject to certain exceptions, it will not offer or sell any Notes within the United States, its territories or possessions or to persons who are residents therein.

  Each Underwriter has represented and agreed that it (or any affiliate) (i) has not offered or sold and will not offer or sell in the United Kingdom, by means of any document, any Notes other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent (except in circumstances which do not constitute an offer to the public within the meaning of the Company Act 1985, as amended), (ii) has complied with and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Notes in, from, or otherwise involving, the United Kingdom and (iii) has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the Notes to a person who is of a kind described in Article 9(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1988 or is a person to whom the document may otherwise lawfully be issued or passed on.

  Citicorp USA, Inc., an affiliate of Citicorp is the agent under the Revolving Credit Facility. Citicorp North America, Inc., an affiliate of Citicorp is the agent under the Receivables Securitization Agreement.

                                 LEGAL MATTERS

  Certain legal matters will be passed upon for the Company by Riordan & McKinzie, a Professional Corporation and for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation).

                                    EXPERTS

  The Consolidated Financial Statements of the Company included in this Prospectus, and the Consolidated Financial Statements and the related Financial Statement Schedules incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1993 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and incorporated herein by reference, and are included herein and incorporated herein by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

  The statements of revenues and operating expenses of the United States Franchise and Distribution Division of ComputerLand Corporation for the years ended September 30, 1993 and 1992, appearing in the Company's Current Report on Form 8-K dated January 31, 1994, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Exchange Act, and the rules and regulations thereunder, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: Suite 1400, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511; and 13th Floor, 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information concerning the Company are also available for inspection at the offices of The Nasdaq Stock Market, Inc., Reports Section, 1735 K Street, Washington, D.C. 20006.

  Whether or not required by the rules and regulations of the Commission, the Company is obligated under the indenture pursuant to which the Notes will be issued to file with the Commission and to distribute or cause to be distributed to holders of the Notes copies of the annual reports, quarterly reports and other reports required to be filed with the Commission pursuant to Sections 13 or 15 of the Exchange Act.

  The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report...............................................  F-2
Consolidated Balance Sheets at December 31, 1992 and 1993 and June 30, 1994
 (unaudited)...............................................................  F-3
Consolidated Statements of Income for each of the three years in the period ended December 31,1993 and for the six months ended June 30, 1993 and 1994
 (unaudited)...............................................................  F-4
Consolidated Statements of Changes in Stockholders' Equity for each of the three years in the period ended December 31, 1993 and for the six months ended June 30, 1993 and 1994 (unaudited)..................................  F-5
Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 1993 and for the six months ended June 30, 1993 and 1994 (unaudited)......................................................  F-6
Notes to Consolidated Financial Statements.................................  F-7

                          INDEPENDENT AUDITORS' REPORT

Merisel, Inc.:

  We have audited the accompanying consolidated balance sheets of Merisel, Inc. and subsidiaries as of December 31, 1992 and 1993, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Merisel, Inc. and subsidiaries at December 31, 1992 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Los Angeles, California
February 22, 1994

                         MERISEL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                  DECEMBER 31,       JUNE 30,
                                                ------------------  -----------
                                                  1992      1993       1994
                                                --------  --------  -----------
                                                                    (UNAUDITED)
                    ASSETS
                    ------
CURRENT ASSETS:
 Cash.......................................... $    133  $     14  $      212
 Accounts receivable (net of allowance for
  doubtful accounts of $11,160, $16,543 and
  $15,332 at December 31, 1992, 1993 and June
  30, 1994, respectively)......................  296,192   393,252     357,275
 Inventories...................................  299,526   442,392     497,003
 Prepaid expenses and other current assets.....    5,029    15,443       9,668
 Deferred income tax benefit...................    5,620     8,942       8,917
                                                --------  --------  ----------
      Total current assets.....................  606,500   860,043     873,075
PROPERTY AND EQUIPMENT, NET....................   24,857    39,858      50,026
COST IN EXCESS OF NET ASSETS ACQUIRED, NET.....   34,186    32,832     113,701
OTHER ASSETS...................................    1,770     3,550       5,468
                                                --------  --------  ----------
TOTAL ASSETS................................... $667,313  $936,283  $1,042,270
                                                ========  ========  ==========
     LIABILITIES AND STOCKHOLDERS' EQUITY
     ------------------------------------
CURRENT LIABILITIES:
 Accounts payable.............................. $248,545  $414,841  $  467,361
 Accrued liabilities...........................   30,149    26,811      45,766
 Short-term bank debt..........................   25,691    50,929      94,631
 Income taxes payable..........................    7,489     7,697       3,200
                                                --------  --------  ----------
      Total current liabilities................  311,874   500,278     610,958
                                                --------  --------  ----------
DEFERRED INCOME TAX LIABILITY..................      916     1,787       1,618
                                                --------  --------  ----------
LONG-TERM DEBT.................................  131,433   186,500     168,400
                                                --------  --------  ----------
SUBORDINATED DEBT..............................   22,000    22,000      22,000
                                                --------  --------  ----------
MINORITY INTEREST..............................    2,208     1,861         839
                                                --------  --------  ----------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
 Preferred stock, $.01 par value; authorized
  1,000,000 shares; none issued or outstanding
 Common stock, $.01 par value; authorized
  50,000,000 shares; outstanding 29,297,200,
  29,604,300 and 29,681,200 at
  December 31, 1992, 1993 and June 30, 1994,
  respectively.................................      293       296         297
 Additional paid-in capital....................  139,319   140,775     141,143
 Retained earnings.............................   61,073    91,512     102,826
 Cumulative translation adjustment.............   (1,803)   (8,726)     (5,811)
                                                --------  --------  ----------
      Total stockholders' equity...............  198,882   223,857     238,455
                                                --------  --------  ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..... $667,313  $936,283  $1,042,270
                                                ========  ========  ==========

          See accompanying notes to consolidated financial statements.

                         MERISEL, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                            SIX MONTHS ENDED
                         FOR THE YEARS ENDED DECEMBER 31,       JUNE 30,
                         -------------------------------- ---------------------
                            1991       1992       1993       1993       1994
                         ---------- ---------- ---------- ---------- ----------
                                                               (UNAUDITED)
NET SALES............... $1,585,446 $2,238,715 $3,085,851 $1,405,880 $2,365,120
COST OF SALES...........  1,427,491  2,036,292  2,827,315  1,287,325  2,201,050
                         ---------- ---------- ---------- ---------- ----------
GROSS PROFIT............    157,955    202,423    258,536    118,555    164,070
SELLING, GENERAL AND
 ADMINISTRATIVE EX-
 PENSES.................    119,682    150,905    187,152     87,779    128,656
                         ---------- ---------- ---------- ---------- ----------
OPERATING INCOME........     38,273     51,518     71,384     30,776     35,414
INTEREST EXPENSE........     15,972     15,742     17,810      8,916     12,559
OTHER EXPENSE...........        823      1,299      2,722        577      4,913
                         ---------- ---------- ---------- ---------- ----------
INCOME BEFORE INCOME
 TAXES..................     21,478     34,477     50,852     21,283     17,942
PROVISION FOR INCOME
 TAXES..................     10,652     14,812     20,413      8,858      6,628
                         ---------- ---------- ---------- ---------- ----------
NET INCOME.............. $   10,826 $   19,665 $   30,439 $   12,425 $   11,314
                         ========== ========== ========== ========== ==========
NET INCOME PER SHARE.... $     0.43 $     0.67 $     1.00 $     0.41 $     0.37
                         ========== ========== ========== ========== ==========
WEIGHTED AVERAGE NUMBER
 OF SHARES.............. 24,896,600 29,274,000 30,454,000 30,308,000 30,764,000
                         ========== ========== ========== ========== ==========

          See accompanying notes to consolidated financial statements.

                         MERISEL, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                              NOTES
                            COMMON STOCK    ADDITIONAL          CUMULATIVE  RECEIVABLE
                          -----------------  PAID-IN   RETAINED TRANSLATION   COMMON
                            SHARES   AMOUNT  CAPITAL   EARNINGS ADJUSTMENT    STOCK     TOTAL
                          ---------- ------ ---------- -------- ----------- ---------- --------
BALANCE AT DECEMBER 31,
 1990...................  24,261,400  $243   $ 82,473  $ 30,582   $ 1,566     $(581)   $114,283
 Exercise of stock
  options and other.....     189,500     2        204                                       206
 Amortization of
  deferred compensation.                          148                                       148
 Cumulative translation
  adjustment............                                               74                    74
 Net income.............                                 10,826                          10,826
                          ----------  ----   --------  --------   -------     -----    --------
BALANCE AT DECEMBER 31,
 1991...................  24,450,900   245     82,825    41,408     1,640      (581)    125,537
 Exercise of stock
  options and other.....     246,300     2        676                                       678
 Amortization of
  deferred compensation.                          124                                       124
 Payments on notes due
  from sale of stock....                                                        581         581
 Issuance of common
  stock from public
  offering..............   4,600,000    46     55,694                                    55,740
 Cumulative translation
  adjustment............                                           (3,443)               (3,443)
 Net income.............                                 19,665                          19,665
                          ----------  ----   --------  --------   -------     -----    --------
BALANCE AT DECEMBER 31,
 1992...................  29,297,200   293    139,319    61,073    (1,803)              198,882
 Exercise of stock
  options and other.....     307,100     3      1,456                                     1,459
 Cumulative translation
  adjustment............                                           (6,923)               (6,923)
 Net income.............                                 30,439                          30,439
                          ----------  ----   --------  --------   -------     -----    --------
BALANCE AT DECEMBER 31,
 1993 ..................  29,604,300   296    140,775    91,512    (8,726)              223,857
 Unaudited:
 Exercise of stock
  options and other.....      76,900     1        368                                       369
 Cumulative translation
  adjustment............                                            2,915                 2,915
 Net income.............                                 11,314                          11,314
                          ----------  ----   --------  --------   -------     -----    --------
BALANCE AT JUNE 30, 1994
 (unaudited)............  29,681,200  $297   $141,143  $102,826   $(5,811)      --     $238,455
                          ==========  ====   ========  ========   =======     =====    ========


          See accompanying notes to consolidated financial statements.

                         MERISEL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                          FOR THE SIX
                                             FOR THE YEARS ENDED       MONTHS ENDED JUNE
                                                DECEMBER 31,                  30,
                                          ---------------------------  ------------------
                                           1991      1992      1993      1993      1994
                                          -------  --------  --------  --------  --------
                                                                          (UNAUDITED)
CASH FLOWS FROM OPERATING ACITIVITIES:
 Net income.............................  $10,826   $19,665   $30,439   $12,425   $11,314
 Adjustments to reconcile net income to
  net cash provided by (used for)
  operating activities:
   Depreciation and amortization........    8,420     9,185    10,476     4,979     7,540
   Provision for bad debts..............   13,404    15,471    17,441     7,373     8,130
   Deferred income taxes................   (1,182)     (789)   (2,451)   (1,234)     (143)
   Amortization of deferred
    compensation........................      148       124
   Changes in assets and liabilities,
    net of the effects from
    acquisitions:
     Accounts receivable................  (60,785)  (91,298) (194,214)  (22,924)  (47,398)
     Inventories........................  (34,267)  (72,010) (142,866)  (16,550)  (54,612)
     Prepaid expenses and other assets..       70    (1,257)   (6,613)  (10,870)    5,168
     Accounts payable...................   54,644    59,080   166,296    (7,384)   52,520
     Accrued liabilities................    3,292     2,592    (4,124)   (1,425)   15,275
     Income taxes payable...............    6,785       629       208    (3,644)   (4,497)
                                          -------  --------  --------  --------  --------
      Net cash provided by (used for)
       operating activities.............    1,355   (58,608) (125,408)  (39,254)   (6,703)
                                          -------  --------  --------  --------  --------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Purchase of property and equipment.....   (5,938)   (9,969)  (24,576)   (9,927)  (14,561)
 Proceeds from sale of property and
  equipment.............................                        1,004
 Investments in unconsolidated
  affiliates............................                         (844)
 Acquisitions, net of cash acquired.....                         (685)            (82,686)
 Cash acquired in connection with
  acquisition of subsidiary.............                 15
                                          -------  --------  --------  --------  --------
      Net cash used for investing
       activities.......................   (5,938)   (9,954)  (25,101)   (9,927)  (97,247)
                                          -------  --------  --------  --------  --------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Borrowings (repayments) under
  subsidiaries bank facilities..........    7,197    12,790    10,237    10,549    (6,298)
 Borrowings under revolving line of
  credit ...............................                                437,400   912,830
 Repayments under revolving line of
  credit ...............................                               (396,100) (945,930)
 Net (repayments) borrowings under new
  or existing revolving lines of
  credit................................   (3,162)   29,500    70,067
 Repayment of prior revolving lines of
  credit................................           (128,394)
 Borrowings under senior notes..........            100,000
 Borrowings in connection with
  ComputerLand Acquisition..............                                           65,000
 Proceeds from sale of accounts
  receivable............................                       75,000              75,000
 Net proceeds from sale of common
  stock.................................             55,740
 Proceeds from issuance of common
  stock.................................      206       679     1,459       730       369
 Payments received from notes due from
  sale of stock.........................                581
                                          -------  --------  --------  --------  --------
      Net cash provided by financing
       activities.......................    4,241    70,896   156,763    52,579   100,971
                                          -------  --------  --------  --------  --------
EFFECT OF EXCHANGE RATE CHANGES ON CASH.       74    (2,742)   (6,373)   (3,448)    3,177
                                          -------  --------  --------  --------  --------
NET (DECREASE) INCREASE IN CASH AND CASH
 EQUIVALENTS............................     (268)     (408)     (119)      (50)      198
CASH AND CASH EQUIVALENTS, BEGINNING OF
 PERIOD.................................      809       541       133       133        14
                                          -------  --------  --------  --------  --------
CASH AND CASH EQUIVALENTS, END OF
 PERIOD.................................  $   541  $    133  $     14  $     83  $    212
                                          =======  ========  ========  ========  ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION--
 Cash paid (received) during the year
  for:
   Interest                               $15,125   $10,582   $20,741  $ 12,409  $ 13,325
   Income taxes                              (927)   14,811    20,924    13,026     7,486

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITY--On April 1, 1992, the Company purchased a 50% interest in a Mexican distribution company. The Company paid cash in exchange for newly issued stock. As of June 30, 1994, the Company paid $214,000 and accrued $2,786,000 to reflect its minimum liability for the acquisition of an additional 30% interest in the Mexican distributor. (See Note
2).

          See accompanying notes to consolidated financial statements.

                         MERISEL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (UNAUDITED INSOFAR AS THESE NOTES RELATE TO THE SIX MONTHS ENDED JUNE 30, 1993
                               AND JUNE 30, 1994)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  General--Merisel, Inc. ("Merisel" or the "Company") is a worldwide distributor of microcomputer hardware and software products. In addition, as a result of its acquisition of the United States franchise and aggregator business of Vanstar Corporation (formerly ComputerLand Corporation) ("the ComputerLand Business") the Company is a leading aggregator, or master reseller, of computer systems and related products from major microcomputer manufacturers to ComputerLand franchises and Datago affiliates. The consolidated financial statements include the accounts of Merisel and its consolidated subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  Interim Period Presentation--The consolidated financial statements for the six month periods ended June 30, 1994 and June 30, 1993 are unaudited, but include all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, necessary for a fair presentation of the consolidated financial statements for the periods presented. The results of operations for the six month period ended June 30, 1994 are not necessarily indicative of results that may be expected for future periods.

  Revenue Recognition, Returns and Sales Incentives--The Company recognizes revenue from hardware and software sales as products are shipped. The Company, subject to certain limitations, permits its customers to exchange products or receive credits against future purchases. The Company offers its customers several sales incentive programs which, among others, include funds available for cooperative promotion of product sales. Customers earn credit under such programs based upon volume of purchases. The cost of these programs is partially subsidized by marketing allowances provided by the Company's manufacturers. The allowance for sales returns and costs of customer incentive programs is accrued concurrently with the recognition of revenue.

  Cash Equivalents--The Company considers all highly liquid investments purchased with initial maturities of three months or less to be cash equivalents.

  Inventories--Inventories are valued at the lower of cost or market; cost is determined on the average cost method.

  Property and Depreciation--Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of the assets, generally three to seven years. Leasehold improvements are amortized over the shorter of the life of the lease or the improvement.

  Cost in Excess of Net Assets Acquired--Cost in excess of net assets acquired results principally from the acquisition in 1990 of Microamerica, Inc. and the acquisition in January 1994 of the ComputerLand Business. The cost in excess of assets acquired from the MicroAmerica, Inc. acquisition is being amortized over a period of forty years. Based on a preliminary allocation, the cost in excess of net assets acquired from the ComputerLand Business is being amortized over an aggregate period of 25 years. Accumulated amortization was $2,533,000 and $3,468,000 at December 31, 1992 and 1993, respectively.

  Income Taxes--Deferred income taxes represent the amounts which will be paid or received in future periods based on the income tax rates that are expected to be in effect when the temporary differences are scheduled to reverse.

  At December 31, 1992 and 1993, the cumulative amount of undistributed earnings on which the Company has not recognized United States income taxes was approximately $11 million and $15 million, respectively. The Company intends to invest the undistributed earnings of its foreign subsidiaries indefinitely. Accordingly, the Company has not provided United States income taxes for such amounts.

                         MERISEL, INC. AND SUBSIDIARIES

 (UNAUDITED INSOFAR AS THESE NOTES RELATE TO THE SIX MONTHS ENDED JUNE 30, 1993
                               AND JUNE 30, 1994)

  The Company adopted Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes," effective January 1, 1992. The adoption of this statement had no material effect on the Company's financial statements.

  Disclosures about the Fair Values of Financial Instruments--The fair values of financial instruments, other than long-term debt, closely approximate their carrying value. The estimated fair value of long-term debt including current maturities, based on reference to quoted market prices, exceeded the carrying value by approximately $6,000,000 and $8,700,000 as of December 31, 1992 and 1993, respectively.

  Foreign Currency Translation--Assets and liabilities of foreign subsidiaries are translated into United States dollars at the exchange rate in effect at the close of the period. Revenues and expenses of these subsidiaries are translated at the average exchange rate during the period. The aggregate effect of translating the financial statements of foreign subsidiaries is included in a separate component of stockholders' equity entitled Cumulative Translation Adjustment. In the normal course of business, the Company advances funds to certain of its foreign subsidiaries, which are not expected to be repaid in the foreseeable future. Translation adjustments resulting from these advances are included in Cumulative Translation Adjustment. In an attempt to minimize foreign exchange transaction gains and losses, forward contracts are used to hedge short-term advances to foreign subsidiaries and inventory purchases. Gains and losses on the transactions being hedged are offset by the gains or losses on these contracts. At December 31, 1993, the Company had approximately $85 million of short-term forward contracts outstanding. In 1991, 1992 and 1993, there were net foreign currency gains of $70,000, $843,000 and $283,000, respectively.

  Net Income per Share--Net income per share is computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents (common stock options) outstanding during the related period, unless such inclusion is antidilutive. The weighted average number of shares includes shares issuable upon the assumed exercise of stock options less the number of shares assumed purchased with the proceeds available from such exercise.

  Fiscal Periods--The Company's fiscal year is the 52- or 53-week period ending on the Saturday nearest to December 31 and its fiscal quarters are the 13- or 14-week periods ending on the Saturday nearest to March 31, June 30, September 30, and December 31. For clarity of presentation, the Company has described year-ends presented as if the years ended on December 31 and quarter-ends presented as if the quarters ended on March 31, June 30, September 30, and December 31. The 1991 and 1993 fiscal years were 52 weeks, while the 1992 fiscal year was 53 weeks in duration. The six month periods ended June 30, 1993 and June 30, 1994 were 26 week periods. All quarters during 1992, 1993 and the six months ended June 30, 1994 were 13 weeks except for the quarter ended December 31, 1992 which was 14 weeks in duration.

2. ACQUISITIONS

  On January 31, 1994, the Company, through its wholly-owned subsidiary, Merisel FAB, Inc. ("Merisel FAB"), acquired certain assets of the United States Franchise and Distribution Division (the "F&D Division") of Vanstar Corporation (formerly ComputerLand Corporation) (the "ComputerLand Acquisition"). The Company paid $80.2 million in cash at closing for the acquired assets and $2.5 million of direct acquisition and financing costs. In addition, the Company has agreed to make an additional payment in 1996 of up to $30 million. The amount of such payment will be based upon the growth of the Company's and Merisel FAB's sales of products of designated vendors to specified customers over the two-year period ending January 31, 1996. The acquisition has been accounted for as a purchase. Under the purchase method of accounting, an allocation of the purchase price to the Merisel FAB assets and liabilities is required to reflect

                         MERISEL, INC. AND SUBSIDIARIES

 (UNAUDITED INSOFAR AS THESE NOTES RELATE TO THE SIX MONTHS ENDED JUNE 30, 1993
                               AND JUNE 30, 1994)
fair values. Based on a preliminary allocation, $82 million of the purchase price has been allocated to intangible assets with an estimated aggregate life of 25 years. A final allocation of the purchase price has not yet been performed.

  Merisel FAB has also entered into a Distribution and Services Agreement (the "Agreement") with Vanstar Corporation ("Vanstar") whereby Vanstar will provide products and distribution and other support services to Merisel FAB for two years following the ComputerLand Acquisition. Under the Agreement, Merisel has been granted $20 million in extended credit terms on its product purchases from Vanstar (the "Vanstar Payable"). The Vanstar Payable accrues interest at prime rate less 2% per annum (5.25% at June 30, 1994), payable monthly, with the principal balance due on February 1, 1996).

  Following is summarized pro forma operating results assuming that the Company had acquired the F&D Division on January 1, 1993 (such amounts exclude the effect of the issuance of the Notes as contemplated by the Offering).

                                                            SIX MONTHS ENDED
                                                                JUNE 30,
                                                          ---------------------
                                                             1994       1993
                                                          ---------- ----------
                                                             (IN THOUSANDS)
Net Sales................................................ $2,466,852 $1,929,638
Income before taxes......................................     18,107     24,567
Net income...............................................     11,413     14,396
Net income per share.....................................       0.37       0.47
Weighted average shares outstanding......................     30,764     30,308

  Prior to its acquisition, the ComputerLand Business was not an incorporated entity, and separate historical financial statements were not prepared. Accordingly, no such financial statements were readily available. The summarized pro forma operating results are based, in part, on historical income statement information obtained from the F&D Division's unaudited statement of revenues and operating expenses for the month ended January 31, 1994 and the six months ended June 30, 1993. Such historical statements present the revenues, direct expenses and general and administrative expenses allocated from Vanstar. The pro forma information for 1994 includes the historical operating results for the period from February 1, 1994 to June 30, 1994 (during such period the financial statements of the ComputerLand Business were consolidated with those of the Company). In addition, the summarized pro forma information for the F&D Division, prior to its acquisition by the Company, includes adjustments to reflect the allocation of general and administrative expenses, such as the costs of the distribution centers and general corporate functions and expenses and administrative personnel. Such expenses have been allocated based upon such factors as the ratio of shipments by the F&D Division to total shipments by Vanstar and Vanstar's management's estimate of the time spent by shared employees of Vanstar. The pro forma results also include adjustments for interest expense on debt incurred in connection with the acquisition, amortization of intangible assets and provision for income taxes assuming a 40% marginal income tax rate. In addition, the summarized pro forma information also includes the potential impact from the sale of the Notes as contemplated by this Offering. The summarized pro forma information may not be indicative of the results that would have occurred if the acquisition had been consummated on January 1, 1994 or 1993 or which may be achieved in the future.

  Effective April 1, 1992, the Company purchased a fifty percent interest in a computer products distribution company in Mexico. Merisel paid cash, which was retained by the Mexican distributor in exchange for newly issued common stock. As of June 30, 1994, the Company paid $214,000 and has accrued $2,786,000 to reflect its minimum liability for the acquisition of an additional 30% interest in the Mexican distributor.

                         MERISEL, INC. AND SUBSIDIARIES

 (UNAUDITED INSOFAR AS THESE NOTES RELATE TO THE SIX MONTHS ENDED JUNE 30, 1993
                               AND JUNE 30, 1994)
In August 1994, the Company acquired the remaining 20% interest. Pro forma income statement information related to this acquisition has not been provided as the financial statement impact is not significant.

3. SALE OF ACCOUNTS RECEIVABLE

  In September 1993, the Company entered into a trade accounts receivable securitization agreement with a securitization company. As amended in March 1994, the securitization company may purchase on an ongoing basis for a one-year period up to $150 million of an undivided interest in designated accounts receivable. At December 31, 1993 and June 30, 1994, $75 million and $150 million, respectively, of net accounts receivable were sold under this agreement. Fees of $685,000 and $2,679,000 incurred in connection with the sale of these receivables were included in Other Expense in the year ended December 31, 1993 and the six months ended June 30, 1994, respectively.

4. PROPERTY AND EQUIPMENT

  Property and equipment consisted of the following (in thousands):

                                                               DECEMBER 31,
                                                             ------------------
                                                               1992      1993
                                                             --------  --------
      Land and building..................................... $    478  $    390
      Equipment.............................................   28,731    37,988
      Furniture and fixtures................................    5,749     7,886
      Leasehold improvements................................    9,991    11,514
      Construction in progress..............................    2,265    10,687
                                                             --------  --------
      Total.................................................   47,214    68,465
      Less accumulated depreciation and amortization........  (22,357)  (28,607)
                                                             --------  --------
      Property and equipment, net........................... $ 24,857  $ 39,858
                                                             ========  ========

5. INCOME TAXES

  The components of income before income taxes consisted of the following (in thousands):

                                                FOR THE YEARS ENDED DECEMBER 31,
                                                --------------------------------
                                                   1991       1992       1993
                                                ---------- ---------- ----------
      Domestic................................. $   20,723 $   31,208 $   46,080
      Foreign..................................        755      3,269      4,772
                                                ---------- ---------- ----------
        Total.................................. $   21,478 $   34,477 $   50,852
                                                ========== ========== ==========

                         MERISEL, INC. AND SUBSIDIARIES

 (UNAUDITED INSOFAR AS THESE NOTES RELATE TO THE SIX MONTHS ENDED JUNE 30, 1993
                               AND JUNE 30, 1994)

  The provision for income taxes consisted of the following (in thousands):

                                                        FOR THE YEARS ENDED
                                                           DECEMBER 31,
                                                      -------------------------
                                                       1991     1992     1993
                                                      -------  -------  -------
Current:
  Federal............................................ $ 8,772  $10,046  $15,552
  State..............................................   2,137    2,596    3,994
  Foreign............................................     925    2,341    3,318
                                                      -------  -------  -------
  Total current......................................  11,834   14,983   22,864
                                                      -------  -------  -------
Deferred:
  Domestic...........................................  (1,944)    (744)  (2,636)
  Foreign............................................     762      573      185
                                                      -------  -------  -------
  Total deferred.....................................  (1,182)    (171)  (2,451)
                                                      -------  -------  -------
      Total provision................................ $10,652  $14,812  $20,413
                                                      =======  =======  =======

  Deferred tax liabilities and assets were comprised of the following:

                                                                DECEMBER 31,
                                                               ----------------
                                                                1992     1993
                                                               -------  -------
      Deferred tax liabilities
        State taxes........................................... $   138  $   203
        Depreciation..........................................   1,468    3,343
                                                               -------  -------
          Total............................................... $ 1,606  $ 3,546
                                                               =======  =======
      Deferred tax assets
        Net operating loss of foreign subsidiaries............ $ 5,200  $ 3,200
        Expense accruals......................................   5,104    8,642
        Other, net............................................   1,206    2,059
                                                               -------  -------
                                                                11,510   13,901
        Valuation allowances..................................  (5,200)  (3,200)
                                                               -------  -------
          Total............................................... $ 6,310  $10,701
                                                               =======  =======

  The major elements contributing to the difference between the federal statutory tax rate and the effective tax rate are as follows:

                                                        FOR THE YEARS ENDED
                                                            DECEMBER 31,
                                                        ----------------------
                                                         1991    1992    1993
                                                        ------  ------  ------
   Statutory rate......................................   34.0%   34.0%   35.0%
   Foreign income subject to tax at other than
    statutory rate.....................................    1.1     1.2     1.0
   Utilization of net operating losses of foreign
    subsidiary.........................................                   (3.3)
   State income taxes, less effect of federal
    deduction..........................................    6.0     4.6     4.1
   Foreign losses without tax benefits.................    5.5     3.7     2.6
   Goodwill amortization...............................    1.4     0.7     0.5
   Other...............................................    1.6    (1.2)    0.2
                                                        ------  ------  ------
   Effective tax rate..................................   49.6%   43.0%   40.1%
                                                        ======  ======  ======

                         MERISEL, INC. AND SUBSIDIARIES

 (UNAUDITED INSOFAR AS THESE NOTES RELATE TO THE SIX MONTHS ENDED JUNE 30, 1993
                               AND JUNE 30, 1994)

6. DEBT

  At December 31, 1993, the Company's subsidiaries Merisel Americas, Inc. ("Merisel Americas") and Merisel Europe, Inc. had unsecured senior borrowing commitments of $250 million, which consisted of $100 million of 8.58% senior notes ("Senior Notes") by Merisel Americas, and a $150 million revolving credit agreement ("Revolver") by Merisel Americas and Merisel Europe. The Senior Notes are due on June 30, 1997, and the Revolver is due on May 31, 1997.

  At December 31, 1993 and June 30, 1994, there was $100 million outstanding under the Senior Notes, and $86.5 million and $68.4 million, respectively, outstanding under the Revolver. In addition, the Company had $5 million in outstanding letters of credit under its Revolver at December 31, 1993 and June 30, 1994. Advances under the Revolver bear interest at specific rates based upon market reference rates and the Company's performance relative to specific levels of debt to total capitalization. The combined average interest rate at December 31, 1993 was approximately 4.7%. The Company is also required to pay a commitment fee on the unused available funds on the Revolver.

  The Senior Notes and Revolver agreements both contain various covenants, including those which prohibit the payment of cash dividends, require a minimum amount of tangible net worth and place limitations on the acquisition of assets. The agreements also require the Company to maintain certain specified financial ratios, including interest coverage, total debt to total capitalization and inventory turnover.

  To finance the ComputerLand Acquisition, the Company borrowed $65 million under an unsecured credit agreement with a bank. The loan agreement provides for periodic interest payments prior to maturity, starting at the prime rate, with quarterly increases of 0.5% until maturity. This agreement expires on January 29, 1995, but is subject to mandatory prepayment upon any debt or equity issuance by the Company.

  At December 31, 1993, approximately $102 million of outstanding debt was advanced to foreign subsidiaries. In addition, the Company and its subsidiaries have various unsecured lines of credit denominated in their local currencies under which they may borrow an aggregate of $81 million. The Company had borrowings under the lines of credit of $27.6 million, $50.9 million and $29.6 million outstanding at December 31, 1992, 1993 and June 30, 1994, respectively.

7. LONG-TERM SUBORDINATED DEBT

  On March 30, 1990, the Company sold an aggregate of $22,000,000 of privately placed subordinated notes. The notes provide for interest at the rate of 11.28% per annum and are repayable in five equal annual installments beginning March 1996. These notes were assigned to the Company's subsidiary Merisel Americas in December 1993. The subordinated debt agreement contains certain restrictive covenants, including those that limit the ability of Merisel Americas to incur debt, acquire the stock of or merge with other corporations, or sell certain assets and prohibits the payment of dividends. The subordinated debt agreement also requires Merisel Americas to maintain specified financial ratios similar in nature, but generally less restrictive, than those described in Note 6.

8. COMMITMENTS AND CONTINGENCIES

  The Company leases its facilities and certain equipment under noncancelable operating leases. Future minimum rental payments, under leases that have initial or remaining noncancelable lease terms in excess of one year are $12,333,000 in 1994, $9,409,000 in 1995, $8,707,000 in 1996, $7,712,000 in
1997, $7,420,000 in 1998 and $22,402,000 thereafter. Certain of the leases contain inflation escalation clauses and requirements for the payment of property taxes, insurance, and maintenance expenses. Rent expense for 1991, 1992 and 1993 was $8,889,000, $11,007,000, and $12,617,000, respectively.

                         MERISEL, INC. AND SUBSIDIARIES

 (UNAUDITED INSOFAR AS THESE NOTES RELATE TO THE SIX MONTHS ENDED JUNE 30, 1993
                               AND JUNE 30, 1994)

  In June 1994, the Company and certain of its officers and/or directors were named in putative securities class actions filed in the United States District Court for the Central District of California, consolidated as In re Merisel, Inc. Securities Litigation. Plaintiffs, who are seeking damages in an unspecified amount, purport to represent a class of all persons who purchased Merisel common stock between February 1, 1994 and June 7, 1994 (the "Class Period"). The complaints allege that the defendants inflated the market price of Merisel's common stock with material misrepresentations and omissions during the Class Period. Plaintiffs contend that such alleged misrepresentations are actionable under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. Plaintiffs filed a consolidated amended complaint on August 15, 1994. Merisel believes that it has meritorious defenses to this lawsuit and intends to defend the action vigorously. Management believes that the outcome of this matter will not have a material adverse effect on the consolidated financial position or results of operations of the Company, and accordingly, no provision for loss has been made in the accompanying financial statements.

  The Company is also involved in certain legal proceedings arising in the ordinary course of business, none of which is expected to have a material impact on the Company's financial statements.

9. EMPLOYEE STOCK OPTIONS AND BENEFIT PLANS

  Under the Company's stock option plans, incentive stock options may be granted to employees and nonqualified options may be granted to employees, directors, and consultants. The plans authorized the issuance of an aggregate of 4,616,200 shares upon exercise of options granted thereunder. The optionees, option prices, vesting provisions, dates of grant and number of shares granted under the plans are determined primarily by the Board of Directors, though incentive stock options must be granted at prices which are no less than the fair market value of the Company's common stock at the date of grant. Options granted under the plans expire ten years from the date of grant. The following summarizes activity in the plans for the three years ended December 31, 1993:

                                            NUMBER
                                          OF OPTIONS   OPTION EXERCISES PRICE
                                          ----------  ------------------------
                                          PER SHARE      TOTAL
                                          ----------  ------------
      Outstanding, December 31, 1990.....  1,734,790  $1.11--$8.41 $ 9,157,000
      Granted............................  1,048,830          3.00   3,147,000
      Exercised..........................    (58,110)   1.11--3.00    (123,000)
      Canceled........................... (1,285,080)   2.20--8.41  (7,924,000)
                                          ----------               -----------
      Outstanding, December 31, 1991.....  1,440,430    1.11--8.41   4,257,000
      Granted............................    741,500         11.38   8,434,000
      Exercised..........................   (239,580)   1.11--6.25    (685,000)
      Canceled...........................    (78,810)   3.00--6.25    (446,000)
                                          ----------               -----------
      Outstanding, December 31, 1992.....  1,863,540   1.11--11.38  11,560,000
      Granted............................    327,000  11.75--11.88   3,883,000
      Exercised..........................   (307,100)  1.11--11.38  (1,051,000)
      Canceled...........................    (27,300)  3.00--11.38    (266,000)
                                          ----------               -----------
      Outstanding, December 31, 1993.....  1,856,140   2.20--11.88 $14,126,000
                                          ==========               ===========

  A total of 1,032,000 and 1,089,500 options were exercisable under the stock option plans at December 31, 1992 and 1993, respectively.

                        MERISEL, INC. AND SUBSIDIARIES

(UNAUDITED INSOFAR AS THESE NOTES RELATE TO THE SIX MONTHS ENDED JUNE 30, 1993
                              AND JUNE 30, 1994)

  During 1987, the Company's Board of Directors authorized the issuance of 350,000 nonqualified stock options to an officer of the Company for the purchase of common stock at an exercise price of $.01 per share. The options vested over five years from the date of grant and are exercisable for a period of up to ten years. The difference between the fair market value of the common stock underlying the nonqualified stock options as of the date of grant and the exercise price, an aggregate of $1,484,000, was amortized as compensation expense over the five-year vesting period. Compensation expense related to these stock options was $148,000 and $124,000 in 1991 and 1992, respectively. As of December 31, 1993, 150,000 options remained outstanding.

  The Company offers a 401(k) savings plan under which all employees who are 21 years of age with at least one month of service are eligible to participate. The plan permits eligible employees to make contributions up to certain limitations, with the Company matching certain of those contributions. The Company's contributions vest 25% per year. The Company contributed $285,000, $378,000 and $443,000 to the plan during the years ended December 31, 1991, 1992 and 1993, respectively.

10. SEGMENT INFORMATION

  The Company's operations involve a single industry segment -- the wholesale distribution of micro-computer hardware and software products. The geographic areas in which the Company operates are the United States, Canada, Europe (United Kingdom, France, Germany, Switzerland, and Austria), and Other International (Latin America and Australia in 1991, and Latin America, Australia and Mexico in 1992 and 1993). Net sales, operating income (before interest, other nonoperating expenses and income taxes) and identifiable assets by geographical area were as follows (in thousands):

                           UNITED                          OTHER                     CON-
                           STATES    CANADA   EUROPE   INTERNATIONAL ELIMINATIONS SOLIDATED
                         ---------- -------- --------  ------------- ------------ ----------
1991:
Net sales:
 Unaffiliated
  customers............. $1,045,161 $257,718 $211,215    $ 71,352                 $1,585,446
 Transfers between
  geographical areas....     36,142                            28      $(36,170)
                         ---------- -------- --------    --------      --------   ----------
   Total................ $1,081,303 $257,718 $211,215    $ 71,380      $(36,170)  $1,585,446
                         ========== ======== ========    ========      ========   ==========
 Operating income
  (loss)................ $   34,430 $  3,091 $  1,416    $   (664)                $   38,273
                         ========== ======== ========    ========                 ==========
 Identifiable assets.... $  333,964 $ 87,810 $ 81,218    $ 24,782      $(19,188)  $  508,586
                         ========== ======== ========    ========      ========   ==========
1992:
Net sales:
 Unaffiliated
  customers............. $1,475,222 $302,512 $324,180    $136,801                 $2,238,715
 Transfers between
  geographical areas....     39,047                           502      $(39,549)
                         ---------- -------- --------    --------      --------   ----------
   Total................ $1,514,269 $302,512 $324,180    $137,303      $(39,549)  $2,238,715
                         ========== ======== ========    ========      ========   ==========
 Operating income
  (loss)................ $   45,151 $  5,489 $   (664)   $  1,542                 $   51,518
                         ========== ======== ========    ========                 ==========
 Identifiable assets.... $  414,161 $100,592 $126,953    $ 50,917      $(25,310)  $  667,313
                         ========== ======== ========    ========      ========   ==========
1993:
Net sales:
 Unaffiliated
  customers............. $1,951,411 $395,375 $531,938    $207,127                 $3,085,851
 Transfers between
  geographical areas....     40,193                           113      $(40,306)
                         ---------- -------- --------    --------      --------   ----------
   Total................ $1,991,604 $395,375 $531,938    $207,240      $(40,306)  $3,085,851
                         ========== ======== ========    ========      ========   ==========
 Operating income....... $   59,945 $  7,421 $    372    $  3,646                 $   71,384
                         ========== ======== ========    ========                 ==========
Identifiable assets..... $  588,711 $123,844 $192,097    $ 68,951      $(37,320)  $  936,283
                         ========== ======== ========    ========      ========   ==========

                         MERISEL, INC. AND SUBSIDIARIES

 (UNAUDITED INSOFAR AS THESE NOTES RELATE TO THE SIX MONTHS ENDED JUNE 30, 1993
                               AND JUNE 30, 1994)

11. QUARTERLY FINANCIAL DATA (UNAUDITED)

  Selected financial information for the quarterly periods for the fiscal years ended 1992 and 1993 is presented below (in thousands, except per share amounts):

                                                       1992
                                  ----------------------------------------------
                                   MARCH 31   JUNE 30   SEPTEMBER 30 DECEMBER 31
                                  ---------- ---------- ------------ -----------
   Net sales..................... $  487,103 $  512,735   $554,250    $684,627
   Gross profit..................     46,442     47,920     47,749      60,312
   Net income....................      4,140      4,442      3,535       7,548
   Net income per share..........       0.16       0.15       0.12        0.25
                                                       1993
                                  ----------------------------------------------
                                   MARCH 31   JUNE 30   SEPTEMBER 30 DECEMBER 31
                                  ---------- ---------- ------------ -----------
   Net sales..................... $  692,458 $  713,422   $731,442    $948,529
   Gross profit..................     59,423     59,132     61,556      78,425
   Net income....................      6,353      6,072      6,108      11,906
   Net income per share..........       0.21       0.20       0.20        0.39
                                          1994
                                        UNAUDITED
                                  ---------------------
                                   MARCH 31   JUNE 30
                                  ---------- ----------
   Net sales..................... $1,154,622 $1,210,498
   Gross profit..................     82,306     81,764
   Net income....................      8,596      2,718
   Net income per share..........       0.28       0.09

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

 No dealer, salesman or other person has been authorized to give any information or to make representations other than those contained in this Prospectus in connection with the offer made by this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriter. This Prospectus does not constitute an offer to sell or the solicitation of any offer to buy any security other than the Notes offered by this Prospectus, nor does it constitute an offer to sell or a solicitation of an offer to buy the Notes by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof.

                              -------------------

                               TABLE OF CONTENTS

                                                                            PAGE
Documents Incorporated by Reference........................................   2
Prospectus Summary.........................................................   3
Certain Investment Considerations..........................................   8
Use of Proceeds............................................................  10
Capitalization.............................................................  10
Selected Consolidated Financial Data ......................................  11
Unaudited Pro Forma Condensed Combined Statements of Income................  12
Notes to the Unaudited Pro Forma Condensed Combined Statements of Income...  13
Management's Discussion and Analysis of Financial Condition and Results
 of Operations ............................................................  16
Business...................................................................  25
Management.................................................................  36
Executive Compensation.....................................................  38
Principal Shareholders.....................................................  42
Certain Indebtedness and Financing Arrangements ...........................  43
Description of Notes.......................................................  45
Underwriting...............................................................  62
Legal Matters..............................................................  63
Experts....................................................................  63
Available Information......................................................  63
Index to Consolidated Financial Statements................................. F-1

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                  $150,000,000


                               [LOGO OF MERISEL]

                            % Senior Notes Due 2004

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                           CITICORP SECURITIES, INC.


                                           , 1994

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the various expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimated except the registration fee of the Commission and the NASD fee.

                                                  AMOUNT
                                                  PAID BY
                                                    THE
                            ITEM                  COMPANY
                            ----                  -------
            SEC registration fee................. $51,723
            NASD fee.............................  15,500
            Rating agency fee....................      *
            Printing and engraving expenses......      *
            Fees of transfer agent...............      *
            Accounting fees and expenses.........      *
            Legal fees and expenses..............      *
            Blue sky fees and expenses...........      *
            Trustee fees and expenses............      *
                                                  -------
            Miscellaneous........................      *
                                                  -------
                Total............................ $    *
                                                  =======

- --------
*To be filed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Company has adopted provisions in its Restated Certificate of Incorporation (the "Certificate") that limit the liability of its directors. As permitted by the Delaware General Corporation Law (the "Delaware Law"), the Certificate provides that directors shall not be personally liable for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Law (governing unlawful payments of dividends and unlawful stock purchases and redemptions), as the same exists or hereafter may be amended or (iv) for any transaction from which the director derived an improper benefit.

  The Company's Bylaws and Certificate further provide that the Company may indemnify and hold harmless its directors and officers to the fullest extent authorized by the Delaware Law, which provides a detailed statutory framework covering indemnification of directors and officers against liabilities and expenses arising out of legal proceedings brought against them by reason of their status or service as directors or officers.

  Section 145 of the Delaware Law provides that a director or officer of a corporation (i) shall be indemnified by the corporation for expenses in defense of any action or proceeding if the director or officer is sued by reason of his service to the corporation, to the extent that such person has been successful in defense of such action or proceeding, or in defense of any claim, issue or matter raised in such litigation, (ii) may, in actions other than actions by or in the right of the corporation (such as derivative actions), be indemnified for expenses, judgments, fines, amounts paid in settlement of such litigation and other amounts, even if he is not successful on the merits, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation (and in the case of a criminal proceeding, if he did not have reasonable cause to believe his conduct was unlawful) and (iii) may be indemnified by the corporation for expenses (but not judgments or settlements) of any action by the corporation or of a derivative action (such as a suit by a stockholder alleging a breach by the director or officer of a duty owed to the corporation), even if he is not successful on the merits, provided that he acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, provided that no indemnification is permitted without court approval if the director was adjudged liable to the corporation.

  The permissive indemnification described in clauses (ii) and (iii) of the previous paragraph may be made only upon a determination by (a) a majority of a quorum of disinterested directors, (b) the shareholders or (c) under certain circumstances, by independent legal counsel in a written opinion that indemnification is proper in the circumstances because the applicable standard of conduct has been met. The Board of Directors may authorize the advancement of litigation expenses to a director or officer upon receipt of an undertaking by such director or officer to repay such expenses if it is ultimately determined that such director or officer is not entitled to indemnification.

  The Company has entered into indemnity agreements (the "Indemnity Agreements") with each director of the Company, including directors who are also officers and employees of the Company. The Indemnity Agreements contain provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware Law. The Indemnity Agreements constitute binding agreements of the Company and will prevent the Company from modifying its indemnification policy in any way which is adverse to any person (an "Indemnified Party") who is a party to and required to be indemnified pursuant to an Indemnity Agreement.

  The Indemnity Agreements also alter or clarify the statutory indemnity in a number of ways, including the following: (i) indemnification is required in most circumstances unless the Indemnified Party's actions are adjudged to be in bad faith, knowingly fraudulent or deliberately dishonest; (ii) indemnification is explicitly provided for settlements and costs of investigation and appeal in derivative actions; (iii) the Company must advance the expenses incurred in defending, investigating or appealing any proceeding to which the Indemnified Party is a party as a result of service to the Company, but the Indemnified Party must repay such expenses if it is ultimately determined that such person is not entitled to indemnification; (iv) the Company must provide indemnification unless it is determined promptly by a majority of disinterested directors, by independent legal counsel or a panel of arbitrators that the person is not entitled to indemnification; (v) partial indemnification is permitted in the event that the Indemnified Party is not entitled to full indemnification; and (vi) if the determining body finds indemnification inappropriate, the Indemnified Party may petition a court for an independent determination. Neither the failure by the directors, counsel or arbitrators to make such a determination, or an actual determination by any of them that the Indemnified Party failed to meet the applicable standard of conduct, will be a defense to such action or create a presumption that the Indemnified Party did not meet the applicable standard of conduct. The indemnity also covers action by a director, officer or key employee as a director, officer or agent of an employee benefit plan or other corporation, partnership, joint venture or other enterprise when such person is serving in such capacities at the request of the Company. The enforceability of certain provisions of the Indemnity Agreement has not been tested in court and remains subject to considerations of state law and public policy.

ITEM 16. EXHIBITS.

      1.1 Form of Underwriting Agreement.
      4.1 Form of Indenture between the Company and U.S. Trust Company of
          California as Trustee, relating to the Company's   % Senior Notes due
          2004, including the form of such Senior Notes attached as Exhibit thereto.*
      5.1 Opinion of Riordan & McKinzie.*

      12.1  Computation of ratio of earnings to fixed charges.
      23.1  Consent of Deloitte & Touche LLP.
      23.2  Consent of Ernst & Young LLP.
      23.3  Consent of Riordan & McKinzie (included in the opinion filed as Exhibit 5.1 hereto).*
      24.1  Power of Attorney (included on Page II-4).
      25.1  Form T-1 Statement of Eligibility of U.S. Trust Company of California.
      27    Financial Data Schedules*

- --------
* To be filed by amendment

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indication for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN THE CITY OF EL SEGUNDO, STATE OF CALIFORNIA, AUGUST 23, 1994.

                                          Merisel, Inc.

                                          By      /s/ James L. Brill
                                            ___________________________________
                                                      James L. Brill
                                              Senior Vice President-Finance,
                                                Chief Financial Officer and
                                                         Secretary

                               POWER OF ATTORNEY

  Each person whose signature appears below on this Registration Statement hereby constitutes and appoints Michael D. Pickett and James L. Brill and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (unless revoked in writing) to sign any and all amendments (including positive amendments thereto) to this Form S-3 Registration Statement to which this power of attorney is attached, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to such attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to intents and purposes as he might and could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                     TITLE                     DATE
             ---------                     -----                     ----

     /s/ Michael D. Pickett      Co-Chairman of the Board of    August 23, 1994
_______________________________   Directors, President and
        Michael D. Pickett        Chief Executive Officer
                                  (Principal Executive
                                  Officer)

       /s/ Robert S. Leff        Co-Chairman of the Board of    August 23, 1994
_______________________________   Directors, and Senior Vice
           Robert S. Leff         President-Business
                                  Development

       /s/ David S. Wagman       Vice Chairman of the Board     August 23, 1994
_______________________________   of Directors
          David S. Wagman

           SIGNATURE                       TITLE                    DATE
           ---------                       -----                    ----

       /s/ James L. Brill        Senior Vice President-         August 23, 1994
_______________________________   Finance, Chief Financial
           James L. Brill         Officer, Secretary and
                                  Director (Principal
                                  Financial Officer)

      /s/ Gary A. Schultz        Corporate Controller           August 23, 1994
_______________________________   (Principal Accounting
          Gary A. Schultz         Officer)

       /s/ Joseph Abrams         Director                       August 23, 1994
_______________________________
           Joseph Abrams

                                 Director                       August 23, 1994
_______________________________
           David L. House

      /s/  Arnold Miller         Director                       August 23, 1994
_______________________________
         Dr. Arnold Miller

   /s/ Lawrence J. Schoenberg    Director                       August 23, 1994
_______________________________
       Lawrence J. Schoenberg

    /s/ Dwight A. Steffensen     Director                       August 23, 1994
_______________________________
        Dwight A. Steffensen